Schwab Bond Funds

Annual Report
August 31, 2004

Schwab YieldPlus Fund®

Schwab Short-Term Bond Market Fund™

Schwab Total Bond Market Fund™

Schwab GNMA Fund™


charles SCHWAB

Four smart, cost-effective ways investors can use bonds in an asset allocation strategy.

In this report

Fund investment adviser: Charles Schwab Investment Management, Inc. (CSIM).
Distributor and transfer agent: Charles Schwab & Co., Inc. (Schwab).

From the Chairman



Charles Schwab
Chairman

Dear Shareholder:

As I look around at the state of mutual funds, I'm happy to see an industry that has resolved many of the challenges it faced just a year ago. I've always maintained that mutual funds are one of the most cost-effective ways to participate in financial markets, and I am heartened that investors can look to the industry with renewed confidence.

Likewise, when I assess the state of Schwab, I see a robust, financially sound company. But, as is true of most dynamic businesses, change is necessary and often is key to improving client relationships and stimulating growth. One recent change, which I'm very happy to announce, is that Evelyn Dilsaver has been named CEO and President of SchwabFunds®.

Although new to the position, Evelyn is no stranger to SchwabFunds, having been an officer in several other capacities at Schwab. Just prior to accepting this new role, Evelyn oversaw product development, management and distribution of asset-management products, including mutual funds. Before that, she held the CFO and CAO positions for U.S. Trust, a subsidiary of the Charles Schwab Corporation. Her broad experience in product creation, coupled with a comprehensive understanding of your financial needs and her commitment to you, make her the ideal candidate for her new role.

I speak for Evelyn, as well as the rest of the SchwabFunds group, when I say we recognize that your investment reflects the trust you have placed in those of us responsible for managing your wealth, and it is a responsibility that we assume with the utmost integrity. This commitment to our shareholders will not change, as nothing is more important to us than your trust. Thank you for investing with us.

Sincerely,

Charles Schwab

Management's Discussion for the year ended August 31, 2004



Evelyn Dilsaver is President and CEO of Charles Schwab Investment Management, Inc. and is president of each of the funds covered in this report. She joined the firm in 1992 and has held a variety of executive positions at Schwab.

Dear Shareholder:

I want to let you know how excited I am to take on my new role as President and CEO of SchwabFunds®. I feel as though my experience at Schwab has prepared me well for this role as each position has been focused on meeting the needs of our clients. I promise that I will continue on this path and that my goal is to offer you even better service and more relevant choices.

When we discuss SchwabFunds with our clients, for example, we frequently hear that you want to know that you're getting the best value. Oftentimes, we find that shareholders are unaware that some of the more popular SchwabFunds offer Select Shares®, a share class that carries lower expenses in exchange for higher investment minimums. My plan is to build on this legacy of value and continue to offer unique investment solutions to help you meet your financial goals.

I also want to let you know that we plan to continue to provide and expand SchwabFunds commentaries. Providing this information is one of the many ways we help individual investors select investments that are appropriate for your financial goals and time horizons.

I look forward to serving you in my new role. And, as Chuck Schwab mentioned on the previous page, your trust is very important to us and I will do all I can to earn and maintain that trust. Thank you for investing in SchwabFunds.

Sincerely,

Evelyn Dilsaver



Kim Daifotis, CFA, at right, a senior vice president and head of fixed-income portfolio management, has overall responsibility for management of the funds. He joined the firm in 1997, and has worked in fixed-income asset management and research since 1982.

Michael Shearer, PhD, at left, a vice-president and senior portfolio manager, has day-to-day responsibility for management of the funds. Prior to joining the firm in 2003, he worked for more than 10 years in the financial industry as a portfolio manager and quantitative analyst/strategist.

Matthew Hastings, CFA, in center, a director and portfolio manager, has day-to-day co-responsibility for the management of the funds. He joined the firm in 1999 and has worked in fixed-income and asset management since 1996.

The Investment Environment and the Funds

The encouraging economic climate that was reported toward the end of 2003 continued to improve into 2004. Factory orders rose amid the pick-up in capital spending and production gained some strength. Retail sales continued to rise. Housing activity was still significant, but mortgage refinancing lost much of its steam as mortgage rates inched upward for the first time since March 2000.

The final piece of the economic recovery—job growth—fell into place via strong non-farm payroll numbers that started to show strength in spring 2004. With the economic recovery more broad-based, investors, who only a year ago feared deflation, started to worry about inflation. Their inflationary concerns were partly based on surging oil prices, which hit what was then an all-time high amid tight supplies. And while commodity prices moderated somewhat during the report period, previous increases started to show up in broad measures of inflation. Labor costs also were beginning to rise. Nonetheless, the Federal Reserve (Fed) continued to hold the Fed funds target rate near a 45-year low until later in the year.

Continued accommodation on the part of the Fed, coupled with high productivity and massive purchases of U.S. Treasury securities by Asian central banks, kept a lid on bond yields, which had started to rise in the last half of 2003. Yields on the benchmark 10-year Treasury bond completed a bit of a bumpy round trip so far in 2004. First they fell and then they rose, finally ending the report period at virtually the same place that they were at the end of 2003.

Yield Curve: Average Yields of AAA Securities of Seven Maturities



6%
4%
2%
0%
3 Months
6
2 Years
3
5
10
30 Years
As of 9/1/03
As of 8/31/04

The yield curve flattened during the period as intermediate- and long-term bond yields declined. Rates at the short end increased as the Fed began to tighten.

This chart shows where yields stood at the beginning of the report period and at the end of the period. For debt securities of comparable quality, those with longer maturities typically pay higher interest rates, in part because they are presumed to carry higher risk.

Data source: Bloomberg L.P.

Continued accommodation on the part of the Fed, coupled with high productivity and massive purchases of U.S. Treasury securities by Asian central banks, kept a lid on bond yields, which had started to rise in the last half of 2003.

With the balance of relevant economic indicators continuing to be positive, the trend among managers was to shorten durations in anticipation of the Fed increasing its Fed funds target rate from the 1.00% level established in June 2003. And on June 30, 2004, the Fed did just that, raising rates 0.25%, up to 1.25%.

Unfortunately, the early summer employment numbers, along with other key economic data, such as retail sales, came in lower than expected. Second-quarter GDP dipped to an annualized 3.3%, still healthy, but down from 4.5% in first quarter. With consumer spending comprising about 70% of GDP, higher inflation eroded purchasing power and consumers responded by backing off from the marketplace. Market watchers ascribed the weakness to geo-political uncertainty, terrorism, the rise in oil prices and the upcoming presidential election. Business, meanwhile, remained strong, with both capital spending and corporate earnings up versus the previous year. This led investors to ask if this was a summer soft patch or a more pronounced economic slowdown. The Fed viewed it as a soft patch, because at its August 2004 meeting, it increased its Fed funds target rate another 0.25%, up to 1.50%.

Over the first half of the report period, taxable bonds traded in a relatively narrow range, which was largely attributed to investors' fears about the economy and geopolitical events. When soft employment numbers were announced, the bond market rallied and, conversely, when the employment numbers were strong, the market fell. By late spring, following a few months of positive employment numbers, investors started

Yields of U.S. Treasury Securities: Effective Yields of Two- and Ten-Year Treasurys

Yields declined over the report period for both the 2- and 10-year US Treasury Notes. During the period, the spread between the 2- and 10-year Treasury Notes narrowed, as the 10-year declined and the 2-year increased.

Yields, or interest rates, represent the cost of borrowing money. Rapid economic growth, waning investor interest in bonds, an increase in the issuance of bonds, or the expectation of higher inflation can drive rates up, while the opposite conditions can push rates down.

Data source: Bloomberg L.P.


10%
8%
6%
4%
2%
0%
8/31/94
8/96
8/98
8/00
8/02
8/31/04
2-Year
10-Year

Performance at a Glance

Total return for the 12 months ended 8/31/04

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Schwab YieldPlus Fund®

Investor Shares	**2.63%**
Select Shares	**2.67%**
Benchmark	**1.28%**
Fund Category[1]	**1.39%**

Performance Details . . . . . pages 7-8

Schwab Short-Term Bond Market Fund™	**3.46%**
Benchmark	**3.51%**
Fund Category[1]	**2.62%**

Performance Details . . . . page 10

Schwab Total Bond Market Fund™	**6.37%**
Benchmark	**6.13%**
Fund Category[1]	**5.70%**

Performance Details . . . . page 12

Schwab GNMA Fund™

Investor Shares	**4.39%**
Select Shares	**4.53%**
Benchmark	**5.44%**
Fund Category[1]	**4.85%**

Performance Details . . . pages 14-15

to feel that the economy was moving too fast, causing many investors to sell their bonds. In June, the weak numbers caused a short-lived rally, after which the market just dawdled along in fits and starts.

When the Fed raised the Fed funds target rate 0.25% at the end of June, the bond market fell, as expected, and also became more volatile. Another 0.25% interest rate hike in August, coupled with mixed economic news and no abatement of investors' fears cited above resulted in a "soft patch" that has hit the bond market as well as the overall economy. So, after a 12-month period of volatility and fluctuations, the taxable bond market ended the report period only slightly below what it was at the beginning of the period.

The Schwab YieldPlus Fund was poised for an economic recovery and performed very well, beating both its benchmark and category average returns. The fund was heavily invested in A- and BBB-rated corporate bonds issued by companies expected to outperform during an economic recovery. The portfolio also carried a sizable investment in A-rated asset-backed securities, particularly home equity loans and credit card-backed issues. The portfolio held a smaller weighting in both mortgage-backed and government securities.

When positive job growth was reported in spring 2004, the fund benefited during the ensuing sell-off in the bond market due to its position at the short end of the fund's duration range. While this strategy was more effective later in the report period because short-term interest rates moved more than they did earlier in the period, the fund's performance for the year was very strong.

The Schwab Total Bond Market Fund and the Schwab Short-Term Bond Market Fund had a good year, with both funds outperforming their respective category average returns. The Schwab Total Bond Market Fund also outperformed its benchmark, while the Schwab Short-Term Bond Market Fund slightly underperformed its benchmark, off by just 0.05%.

All fund and index figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly.

Expenses may be partially absorbed by fund management. Without these reductions, the fund's total return would have been lower. Performance does not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.

[1] Source for category information: Morningstar, Inc.

When positive job growth was reported in spring 2004, the YieldPlus fund benefited during the ensuing sell-off in the bond market due to its position at the short end of the fund's duration range.

As market expectations of an economic recovery began to be reflected in bond prices, we moved toward higher-yielding securities that are less sensitive to cyclical changes. In the short-term fund, our investments in asset-backed and mortgage-backed securities helped the fund ride the home refinancing wave. The funds also benefited from holding crossover securities, which are bonds that are below investment grade, but ready to move upward.

The Schwab GNMA Fund also reported positive returns for the fiscal year, though they were lower than the benchmark and lagged the category average returns. The 10-year Treasury rallied 0.50% at the beginning of the report period and traded in a narrow range in the first half of the period. Mortgage prepayment activity was generally high, making the market extremely volatile. Unlike mortgage lenders and borrowers who generally favor low rates, mortgage investors don't like them because they tend to increase prepayment uncertainty. As interest rates trended upward in spring 2004, much of the volatility ebbed. The fund maintained a short-duration position to protect against downside risk in the event of a sharp market sell-off. When the sell-off didn't occur, the fund's performance suffered slightly.

Nothing in this report represents a recommendation of a security by the investment adviser. Manager views and portfolio holdings may have changed since the report date.

Yields of U.S. Treasury Securities: Effective Yields of Three-Month and Two-Year Treasurys

Both the 3-month and the 2-year yields increased as the Fed began to raise rates. The 3-month increased more as it is more sensitive to Fed activity.

Yields, or interest rates, represent the cost of borrowing money. Rapid economic growth, waning investor interest in bonds, an increase in the issuance of bonds, or the expectation of higher inflation can drive rates up, while the opposite conditions can push rates down.

Data source: Bloomberg L.P.


8%
6%
4%
2%
0%
8/31/94
8/96
8/98
8/00
8/02
8/31/04
3-Month
2-Year

Schwab YieldPlus Fund®

Investor Shares Performance as of 8/31/04

Average Annual Total Returns[1, 2]

This bar chart compares performance of the fund's Investor Shares with its benchmark and Morningstar category.

- Fund: **Investor Shares**
- Benchmark: **Lehman Brothers U.S. Short Treasury: 9-12 Months Index**
- Fund Category: **Morningstar Ultrashort Bond**



10%
5%
0%
-5%
2.63%
1.28%
1.39%
2.49%
2.35%
2.10%
4.09%
3.90%
3.81%
1 Year
3 Years
Since Inception (10/1/99)

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[1]

This graph shows performance since inception of a hypothetical $10,000 investment in the fund's Investor Shares compared with a similar investment in its benchmark.

- $12,184 **Investor Shares**
- $12,073 **Lehman Brothers U.S. Short Treasury: 9-12 Months Index**



$13,000
$12,000
$11,000
$10,000
$9,000
10/1/99
8/00
8/01
8/02
8/03
8/04

All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly.

[1] Performance does not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.

[2] Source for category information: Morningstar, Inc.

Select Shares® Performance as of 8/31/04

Average Annual Total Returns[1, 2]

This bar chart compares performance of the fund's Select Shares with its benchmark and Morningstar category.

- Fund: **Select Shares**
- Benchmark: **Lehman Brothers U.S. Short Treasury: 9-12 Months Index**
- Fund Category: **Morningstar Ultrashort Bond**


10%
5%
0%
-5%
2.67%
1.28%
1.39%
2.60%
2.35%
2.10%
4.23%
3.90%
3.81%
1 Year
3 Years
Since Inception (10/1/99)

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $50,000 Investment[1]

This graph shows performance since inception of a hypothetical $50,000 investment (the minimum investment for this share class) in the fund's Select Shares, compared with a similar investment in its benchmark.

- $61,305 **Select Shares**
- $60,365 **Lehman Brothers U.S. Short Treasury: 9-12 Months Index**


$65,000
$60,000
$55,000
$50,000
$45,000
10/1/99
8/00
8/01
8/02
8/03
8/04

All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly.

[1] Performance does not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.

[2] Source for category information: Morningstar, Inc.

Fund Facts as of 8/31/04

Statistics

Number of Holdings	388
Style Assessment[1]	
Interest Rate Sensitivity	Short
Credit Quality	Medium
30-Day SEC Yield[2]	
Investor Shares	2.71%
Select Shares	2.86%
12-Month Distribution Yield[2]	
Investor Shares	2.49%
Select Shares	2.64%
Weighted Average Maturity	0.6 yrs
Weighted Average Duration	0.6 yrs
Weighted Average Credit Quality	A
Portfolio Turnover Rate	89%
Minimum Initial Investment	
Investor Shares ($1,000 for retirement and custodial accounts)	$2,500
Select Shares	$50,000

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Portfolio Composition

These charts show three different views of the fund's portfolio: by type of security, credit quality of the security and remaining maturity. All figures are shown as a percentage of the fund's investments.

By Security Type



56.8% Corporate Bonds
25.2% Asset-Backed Obligations
11.1% Mortgage-Backed Securities
4.4% Preferred Stock
2.4% Commercial Paper & Other Corporate Obligations
0.1% U.S. Government Securities

By Credit Quality[3]



14.7% AAA
16.9% AA
30.9% A
20.8% BBB
11.7% BB
0.6% B
4.4% Short-Term Ratings or Unrated Securities

By Maturity



64.3% 0-6 Months
13.8% 7-18 Months
8.8% 19-30 Months
13.1% More than 30 Months

Portfolio holdings may have changed since the report date.

[1] Source: Morningstar, Inc. Interest rate sensitivity and credit quality are two main components of bond performance. The assessment reflects the fund's portfolio as of 8/31/04, and is not a precise indication of risk or performance—past, present or future. Definitions of style assessments: Sensitivity (measured as duration): Short, up to 3.5 years; Medium, more than 3.5 years to less than six years; Long, six years or greater. Credit quality: High, AA or better; Medium, A or BBB; Low, BB or lower.

[2] The yields do not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.

[3] Based on ratings from Moody's. Where Moody's ratings are not available, Standard & Poor's ratings are used. The fund may use different ratings provided by other ratings agencies for purposes of determining compliance with the fund's investment policies.

Schwab Short-Term Bond Market Fund™

Performance as of 8/31/04

Average Annual Total Returns[1, 2]

This bar chart compares performance of the fund with its benchmark indices and Morningstar category.

■ **Fund**

■ Benchmark—Blended: **Lehman Brothers Short (1-3 Year) U.S. Government Bond Index** and **Lehman Brothers Mutual Fund Short (1-5 Year) U.S. Government/Credit Index**

■ Benchmark—Current: **Lehman Brothers Mutual Fund Short (1-5 Year) U.S. Government/Credit Index**

□ Fund Category: **Morningstar Short-Term Bond**



10%
5%
0%
-5%
3.46%
3.51%
2.62%
5.82%
6.41%
5.14%
5.73%
6.28%
6.42%
5.43%
1 Year
5 Years
10 Years

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[1]

This graph shows performance over ten years of a hypothetical $10,000 investment in the fund, compared with a similar investment in its benchmark indices.

■ $17,461 **Fund**

■ $18,387 **Lehman Brothers Short (1-3 Year) U.S. Government Bond Index** and **Lehman Brothers Mutual Fund Short (1-5 Year) U.S. Government/Credit Index**

□ $18,651 **Lehman Brothers Mutual Fund Short (1-5 Year) U.S. Government/Credit Index**



$25,000
$20,000
$15,000
$10,000
$5,000
8/94
8/96
8/98
8/00
8/02
8/04

All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly.

[1] The fund changed its benchmark on 2/28/98, when it changed from being a government bond fund to its current strategy. Benchmark performance shown here is the Lehman Brothers Short (1–3 Year) U.S. Government Bond Index from fund inception through 2/28/98 and the Lehman Brothers Mutual Fund Short (1–5 Year) U.S. Government/Credit Index from 3/1/98 through the end of the report period. Benchmark performance for the one- and five-year periods is the Lehman Brothers Mutual Fund Short (1-5 Year) U.S. Government/Credit Index. Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's total return would have been lower. Performance does not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.

[2] Source for category information: Morningstar, Inc.

Fund Facts as of 8/31/04

Statistics

	Fund	Benchmark[1]
Number of Holdings	141	1,589
Style Assessment[2]		
Interest Rate Sensitivity	Short	n/a
Credit Quality	High	n/a
30-Day SEC Yield[3]	2.67%	n/a
30-Day SEC Yield–No Waiver[4]	2.66%	n/a
12-Month Distribution Yield[3]	2.70%	n/a
Yield to Maturity	3.44%	2.91%
Weighted Average Maturity	2.4 yrs	2.8 yrs
Weighted Average Duration	2.5 yrs	2.5 yrs
Weighted Average Credit Quality	AA	AA
Portfolio Turnover Rate	114%	n/a
Minimum Initial Investment ($1,000 for retirement and custodial accounts)	$2,500	n/a

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Portfolio Composition

These charts show three different views of the fund's portfolio: by type of security, credit quality of the security and remaining maturity. All figures are shown as a percentage of the fund's investments.

By Security Type



54.3% U.S. Government Securities
28.3% Corporate Bonds
9.3% Asset-Backed Obligations
5.9% Mortgage-Backed Securities
1.1% Commerical Paper & Other Corporate Obligations
1.0% Preferred Stock
0.1% Other Investment Companies

By Credit Quality[5]



63.8% AAA
4.9% AA
9.9% A
12.7% BBB
6.3% BB
0.6% B
1.8% Short-Term Ratings or Unrated Securities

By Maturity



18.1% 0-6 Months
9.3% 7-18 Months
32.8% 19-30 Months
39.8% More than 30 Months

Portfolio holdings may have changed since the report date.

[1] The Lehman Brothers Mutual Fund Short (1–5 Year) U.S. Government/Credit Index.

[2] Source: Morningstar, Inc. Interest rate sensitivity and credit quality are two main components of bond performance. The assessment reflects the fund's portfolio as of 8/31/04 and is not a precise indication of risk or performance—past, present or future. Definitions of style assessments: Sensitivity (measured as duration): Short, up to 3.5 years; Medium, more than 3.5 years to less than six years; Long, six years or greater. Credit quality: High, AA or better; Medium, A or BBB; Low, BB or lower.

[3] Fund expenses have been partially absorbed by CSIM and Schwab. The yield does not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.

[4] Yield if fund expenses had not been partially absorbed by CSIM and Schwab.

[5] Based on ratings from Moody's. Where Moody's ratings are not available, Standard & Poor's ratings are used. The fund may use different ratings provided by other ratings agencies for purposes of determining compliance with the fund's investment policies.

Schwab Total Bond Market Fund™

Performance as of 8/31/04

Average Annual Total Returns[1, 2]

This bar chart compares performance of the fund with its benchmark indices and Morningstar category.

- Fund
- Benchmark—Blended: **Lehman Brothers General U.S. Government Bond Index** and **Lehman Brothers U.S. Aggregate Bond Index**
- Benchmark—Current: **Lehman Brothers U.S. Aggregate Bond Index**
- Fund Category: **Morningstar Intermediate-Term Bond**



10%
5%
0%
-5%
6.37%
6.13%
5.70%
7.35%
7.66%
6.75%
7.36%
7.37%
7.46%
6.65%
1 Year
5 Years
10 Years

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[1]

This graph shows performance over ten years of a hypothetical $10,000 investment in the fund, compared with a similar investment in its benchmark indices.

- $20,350 **Fund**
- $20,357 **Lehman Brothers General U.S. Government Bond Index** and **Lehman Brothers U.S. Aggregate Bond Index**
- $20,553 **Lehman Brothers U.S. Aggregate Bond Index**



$25,000
$20,000
$15,000
$10,000
$5,000
8/94
8/96
8/98
8/00
8/02
8/04

All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly.

[1] The fund changed its benchmark on 2/28/98, when it changed from being a government bond fund to its current strategy. Benchmark performance shown here is the Lehman Brothers General U.S. Government Bond Index from fund inception through 2/28/98 and the Lehman Brothers U.S. Aggregate Bond Index from 3/1/98 through the end of the report period. Benchmark performance for the one- and five-year periods is the Lehman U.S. Aggregate Bond Index. Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's total return would have been lower. Performance does not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.

[2] Source for category information: Morningstar, Inc.

Fund Facts as of 8/31/04

Statistics

	Fund	Benchmark[1]
Number of Holdings	279	5,697
Style Assessment[2]		
Interest Rate Sensitivity	Medium	n/a
Credit Quality	High	n/a
30-Day SEC Yield[3]	3.12%	n/a
12-Month Distribution Yield[3]	3.24%	n/a
Yield to Maturity	4.67%	4.26%
Weighted Average Maturity	5.0 yrs	7.3 yrs
Weighted Average Duration	4.4 yrs	4.4 yrs
Weighted Average Credit Quality	AA	AA
Portfolio Turnover Rate	223%	n/a
Minimum Initial Investment ($1,000 for retirement and custodial accounts)	$2,500	n/a

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Portfolio Composition

These charts show three different views of the fund's portfolio: by type of security, credit quality of the security and remaining maturity. All figures are shown as a percentage of the fund's investments.

By Security Type



31.1% Mortgage-Backed Securities
25.3% U.S. Government Securities
20.1% Corporate Bonds
16.4% Asset-Backed Obligations
5.6% Commercial Paper & Other Corporate Obligations
1.4% Preferred Stock
0.1% Other Investment Companies

By Credit Quality[4]



65.3% AAA
3.7% AA
9.0% A
8.6% BBB
5.9% BB
0.6% B
6.9% Short-Term Ratings or Unrated Securities

By Maturity



25.1% 0-1 Year
65.1% 2-10 Years
5.6% 11-20 Years
4.2% 21-30 Years

Portfolio holdings may have changed since the report date.

[1] The Lehman Brothers U.S. Aggregate Bond Index.

[2] Source: Morningstar, Inc. Interest rate sensitivity and credit quality are two main components of bond performance. The assessment reflects the fund's portfolio as of 8/31/04 and is not a precise indication of risk or performance—past, present or future. Definitions of style assessments: Sensitivity (measured as duration): Short, up to 3.5 years; Medium, more than 3.5 years to less than six years; Long, six years or greater. Credit quality: High, AA or better; Medium, A or BBB; Low, BB or lower.

[3] The yield does not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.

[4] Based on ratings from Moody's. Where Moody's ratings are not available, Standard & Poor's ratings are used. The fund may use different ratings provided by other ratings agencies for purposes of determining compliance with the fund's investment policies.

Schwab GNMA Fund™

Investor Shares Performance as of 8/31/04

Average Annual Total Returns[1, 2]

This bar chart compares performance of the fund's Investor Shares with its benchmark and Morningstar category.

- Fund: **Investor Shares**
- Benchmark: **Lehman Brothers GNMA Index**
- Fund Category: **Morningstar Intermediate Government**



10%
5%
0%
-5%
4.39%
5.44%
4.85%
2.14%
3.32%
2.25%
1 Year
Since Inception (3/3/03)

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[1]

This graph shows performance since inception of a hypothetical $10,000 investment in the fund's Investor Shares compared with a similar investment in its benchmark.

- $10,324 **Investor Shares**
- $10,502 **Lehman Brothers GNMA Index**



$11,000
$10,000
$9,000
3/3/03
8/03
8/04

All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly.

[1] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's total return would have been lower. Performance does not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.

[2] Source for category information: Morningstar, Inc.

Select Shares® Performance as of 8/31/04

Average Annual Total Returns[1,2]

This bar chart compares performance of the fund's Select Shares with its benchmark and Morningstar category.

- Fund: **Select Shares**
- Benchmark: **Lehman Brothers GNMA Index**
- Fund Category: **Morningstar Intermediate Government**


10%
5%
0%
-5%
4.53%
5.44%
4.85%
2.23%
3.32%
2.25%
1 Year
Since Inception (3/3/03)

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $50,000 Investment[1]

This graph shows performance since inception of a hypothetical $50,000 investment (the minimum investment for this share class) in the fund's Select Shares, compared with a similar investment in its benchmark.

- $51,690 **Select Shares**
- $52,508 **Lehman Brothers GNMA Index**


$55,000
$50,000
$45,000
3/3/03
8/03
8/04

All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly.

[1] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's total return would have been lower. Performance does not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.

[2] Source for category information: Morningstar, Inc.

Fund Facts as of 8/31/04

Statistics

	Fund	Benchmark[1]
Number of Holdings	64	108
Style Assessment[2]		
Interest Rate Sensitivity	Medium	n/a
Credit Quality	High	n/a
30-Day SEC Yield[3]		
Investor Shares	3.03%	n/a
Select Shares	3.22%	n/a
30-Day SEC Yield–No Waiver[4]		
Investor Shares	2.57%	n/a
Select Shares	2.72%	n/a
12-Month Distribution Yield[3]		
Investor Shares	3.35%	n/a
Select Shares	3.48%	n/a
Weighted Average Maturity	3.6 yrs	6.6 yrs
Weighted Average Duration	2.9 yrs	2.8 yrs
Weighted Average Credit Quality	AAA	AAA
Portfolio Turnover Rate	199%	n/a
Minimum Initial Investment		
Investor Shares ($1,000 for retirement and custodial accounts)	$2,500	n/a
Select Shares	$50,000	n/a

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Portfolio Composition

These charts show three different views of the fund's portfolio: by type of security, credit quality of the security and remaining maturity. All figures are shown as a percentage of the fund's investments.

By Security Type


93.9% Mortgage-Backed Securities
3.2% Asset-Backed Obligations
2.6% U.S. Government Securities
0.3% Other Investment Companies

By Credit Quality[5]


96.5% AAA
2.2% A
0.6% BBB
0.7% Short-Term Ratings or Unrated Securities

By Maturity


3.6% 0-6 Months
0.8% 7-18 Months
8.2% 19-30 Months
87.4% More than 30 Months

Portfolio holdings may have changed since the report date.

[1] The Lehman Brothers GNMA Index.

[2] Source: Morningstar, Inc. Interest rate sensitivity and credit quality are two main components of bond performance. The assessment reflects the fund's portfolio as of 8/31/04 and is not a precise indication of risk or performance—past, present or future. Definitions of style assessments: Sensitivity (measured as duration): Short, up to 3.5 years; Medium, more than 3.5 years to less than six years; Long, six years or greater. Credit quality: High, AA or better; Medium, A or BBB; Low, BB or lower.

[3] Fund expenses have been partially absorbed by CSIM and Schwab. The yields do not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.

[4] Yield if fund expenses had not been partially absorbed by CSIM and Schwab.

[5] Based on ratings from Moody's. Where Moody's ratings are not available, Standard & Poor's ratings are used. The fund may use different ratings provided by other ratings agencies for purposes of determining compliance with the fund's investment policies.

Fund Expenses

Examples for a $1,000 Investment

As a fund shareholder, you incur two types of costs: transaction costs, such as redemption fees; and, ongoing costs, such as management fees, transfer agent and shareholder services fees, and other fund expenses.

The expense examples below are intended to help you understand your ongoing cost (in dollars) of investing in a fund and to compare this cost with the ongoing cost of investing in other mutual funds. These examples are based on an investment of $1,000 invested for six-months beginning March 1, 2004 and held through August 31, 2004.

Actual Return lines in the table below provide information about actual account values and actual expenses. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. To do so, simply divide your account value by $1,000 (for example, an $8,600 account value ÷ $1,000 = 8.6), then multiply the result by the number given for your fund or share class under the heading entitled "Expenses Paid During Period."

Hypothetical Return lines in the table below provide information about hypothetical account values and hypothetical expenses based on a fund's or share class' actual expense ratio and an assumed return of 5% per year before expenses. Because the return used is not an actual return, it may not be used to estimate the actual ending account value or expenses you paid for the period.

You may use this information to compare the ongoing costs of investing in the fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only, and do not reflect any transactional costs, such as redemption fees. If these transactional costs were included, your costs would have been higher.

	Expense Ratio[1] (Annualized)	Beginning Account Value at 3/1/04	Ending Account Value (Net of Expenses) at 8/31/04	Expenses Paid During Period[2] 3/1/04–8/31/04
Schwab YieldPlus Fund®				
Investor Shares	0.60%			
Actual Return		$1,000	$1,009.20	$3.03
Hypothetical 5% Return		$1,000	$1,022.12	$3.05
Select Shares	0.45%			
Actual Return		$1,000	$1,010.00	$2.27
Hypothetical 5% Return		$1,000	$1,022.87	$2.29
Schwab Short-Term Bond Market Fund™	0.55%			
Actual Return		$1,000	$1,006.90	$2.77
Hypothetical 5% Return		$1,000	$1,022.37	$2.80
Schwab Total Bond Market Fund™	0.54%			
Actual Return		$1,000	$1,015.20	$2.74
Hypothetical 5% Return		$1,000	$1,022.42	$2.75
Schwab GNMA Fund™				
Investor Shares	0.74%			
Actual Return		$1,000	$1,010.30	$3.74
Hypothetical 5% Return		$1,000	$1,021.42	$3.76
Select Shares	0.55%			
Actual Return		$1,000	$1,011.20	$2.78
Hypothetical 5% Return		$1,000	$1,022.37	$2.80

[1] Based on the most recent six-month expense ratio; may differ from the expense ratio provided in Financial Highlights.

[2] Expenses for each fund or share class are equal to that fund's or share class' annualized expense ratio, multiplied by the average account value over the period, multiplied by 184 days of the period, and divided by 366 days of the fiscal year.

Schwab YieldPlus Fund®

Financial Statements

Financial Highlights

Investor Shares	**9/1/03–8/31/04**	9/1/02–8/31/03	9/1/01–8/31/02	9/1/00–8/31/01	10/1/99[1]–8/31/00
Per-Share Data ($)					
Net asset value at beginning of period	9.70	9.75	10.00	9.92	10.00
Income from investment operations:					
Net investment income	0.24	0.30	0.42	0.62	0.61
Net realized and unrealized gains or losses	0.01	(0.02)	(0.23)	0.08	(0.08)
Total income from investment operations	0.25	0.28	0.19	0.70	0.53
Less distributions:					
Dividends from net investment income	(0.24)	(0.33)	(0.44)	(0.62)	(0.61)
Net asset value at end of period	9.71	9.70	9.75	10.00	9.92
Total return (%)	2.63	2.95	1.89	7.33	5.44[2]
Ratios/Supplemental Data (%)					
Ratios to average net assets:					
Net operating expenses	0.60	0.59	0.55	0.55	0.56[3,4]
Gross operating expenses	0.60	0.59	0.62	0.71	0.80[3]
Net investment income	2.43	3.08	4.36	6.03	6.72[3]
Portfolio turnover rate	89	109	42	106	81[2]
Net assets, end of period ($ x 1,000,000)	639	410	392	185	53

[1] Commencement of operations.

[2] Not annualized.

[3] Annualized.

[4] The ratio of net operating expenses would have been 0.55% if certain non-routine expenses (proxy fees) had not been included.

 See financial notes.

Select Shares	9/1/03– 8/31/04	9/1/02– 8/31/03	9/1/01– 8/31/02	9/1/00– 8/31/01	10/1/99[1]– 8/31/00
Per-Share Data ($)					
Net asset value at beginning of period	9.70	9.75	10.00	9.92	10.00
Income from investment operations:					
Net investment income	0.25	0.32	0.44	0.64	0.62
Net realized and unrealized gains or losses	0.01	(0.02)	(0.24)	0.08	(0.08)
Total income from investment operations	0.26	0.30	0.20	0.72	0.54
Less distributions:					
Dividends from net investment income	(0.26)	(0.35)	(0.45)	(0.64)	(0.62)
Net asset value at end of period	9.70	9.70	9.75	10.00	9.92
Total return (%)	2.67	3.10	2.04	7.50	5.58[2]
Ratios/Supplemental Data (%)					
Ratios to average net assets:					
Net operating expenses	0.45	0.44	0.40	0.40	0.41[3,4]
Gross operating expenses	0.45	0.44	0.47	0.56	0.65[3]
Net investment income	2.57	3.23	4.52	6.18	6.88[3]
Portfolio turnover rate	89	109	42	106	81[2]
Net assets, end of period ($ x 1,000,000)	3,030	1,476	1,443	772	219

[1] Commencement of operations.

[2] Not annualized.

[3] Annualized.

[4] The ratio of net operating expenses would have been 0.40% if certain non-routine expenses (proxy fees) had not been included.

See financial notes.

Portfolio Holdings as of August 31, 2004.

This section shows all the securities in the fund's portfolio and their value, as of the report date.

Beginning with the fiscal quarter ended November 30, 2004, the fund will file its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q will be available on the SEC's website at http:/www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The information filed on a fund's most recent Form N-Q will be available by visiting Schwab's website at www.schwab.com/schwabfunds.

We use the symbols below to designate certain characteristics. With the top ten holdings, the number in the circle is the security's rank among the top ten.

- ❶ Top ten holding
- ▲ Delayed-delivery security
- ◗ Variable-rate security
- ▮ Callable security
- ■ Collateral for future contract and delayed-delivery security

For fixed-rate obligations, the rate shown is the interest rate (the rate established when the obligation was issued) and the maturity date shown is the stated legal maturity. For variable-rate obligations, the rate shown is the rate as of the report date, and the maturity shown is the later of the next interest rate change date or demand date.

	Holdings by Category	Cost ($x1,000)	Value ($x1,000)
57.1%	Corporate Bonds	2,085,502	2,093,539
25.3%	Asset-Backed Obligations	922,778	927,421
11.1%	Mortgage-Backed Securities	406,793	407,190
0.1%	U.S. Government Securities	3,994	3,994
2.4%	Commercial Paper & Other Corporate Obligations	88,168	88,167
4.4%	Preferred Stock	162,299	161,538
0.0%	Other Investment Companies	838	838
100.4%	**Total Investments**	**3,670,372**	**3,682,687**
(0.4)%	Other Assets and Liabilities		(14,430)
100.0%	**Net Assets**		**3,668,257**

Security / Series / Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Corporate Bonds 57.1% of net assets		
Finance 30.5%		
Banking 18.8%		
AB Spintab, 144A		
▮■ 7.50%, 08/14/49	900	973
◗▮ 2.17%, 10/31/04	6,500	6,574
◗▮ **Artesia Overseas, Ltd.**		
2.52%, 11/26/04	10,000	10,146
◗▮ **Banesto Finance Ltd.**		
2.69%, 11/01/04	15,650	15,494
▮ **BBVA Bancomer Capital Trust I, 144A**		
10.50%, 02/16/11	24,900	27,539
◗▮❿ **BNP Paribas**		
1.74%, 09/20/04	42,700	42,410
◗▮ **Central Fidelity Capital I**		
Series A		
2.60%, 10/15/04	16,200	16,305
◗▮ **Chase Capital VI**		
Series F		
2.32%, 11/01/04	13,000	12,526
◗▮ **Cullen/Frost Capital Trust II**		
2.86%, 09/01/04	13,000	13,122
◗▮❶ **Deutsche Bank Capital Trust, 144A**		
Class B		
3.39%, 09/30/04	48,400	51,101
◗ **Doral Financial Corp.**		
2.46%, 10/20/04	26,035	26,112

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
◗▮ **Emigrant Capital Trust I, 144A**		
4.23%, 09/10/04	18,920	18,917
◗▮❾ **Fleet Capital Trust V**		
2.53%, 09/20/04	42,300	42,520
◗❼ **HSBC USA, Inc.**		
2.23%, 01/31/05	44,700	43,914
◗ **Intesa Bank Overseas Ltd.**		
2.46%, 10/04/04	31,000	31,178
◗ **JP Morgan Chase & Co.**		
1.48%, 09/14/04	25,000	25,010
Nationwide Building Society, 144A		
◗ 1.55%, 09/13/04	40,000	40,071
◗ 1.73%, 10/20/04	20,000	20,000
◗▮ **PNC Capital Trust**		
1.88%, 09/01/04	7,000	6,655
◗▮ **RBS Capital Trust IV**		
2.44%, 09/30/04	29,800	30,195
◗▮ **Santander Financial Issuances**		
2.14%, 10/26/04	29,000	28,565
▮■ **Skandinaviska Enskilda, 144A**		
8.13%, 09/06/49	18,000	19,725
▮■ **Socgen Real Estate, L.L.C., 144A**		
Series A		
7.64%, 12/29/49	11,120	12,423
◗▮ **Societe Generale**		
2.26%, 10/21/06	18,000	18,218
◗ **Sovereign Bancorp.**		
2.10%, 11/26/04	16,000	16,000
▮■ **Svenska Handelsbanken, 144A**		
7.13%, 03/07/49	10,000	10,864
◗❸ **Wachovia Corp.**		
1.71%, 10/22/04	50,000	50,001
◗❷ **Wells Fargo & Co.**		
1.62%, 09/23/04	50,950	50,998
		687,556
Brokerage 5.3%		
◗ **Bear Stearns Co., Inc.**		
2.19%, 09/27/04	30,000	30,431
◗▮ **Credit Suisse Financial Products**		
2.11%, 09/07/04	20,770	20,842
Lehman Brothers Holdings		
◗ 1.75%, 10/20/04	13,050	13,057
◗ 1.67%, 10/04/04	25,000	25,013
Merrill Lynch & Co.		
◗ 1.83%, 10/27/04	15,000	15,025
◗ 1.76%, 10/26/04	20,650	20,659
Morgan Stanley		
◗ 1.87%, 09/27/04	20,000	20,069
◗❹ 1.79%, 10/27/04	49,800	49,807
		194,903
Finance Companies 3.8%		
◗▮ **Capital One Capital I, 144A**		
3.24%, 11/01/04	10,000	9,874
◗ **Countrywide Home Loan**		
1.85%, 11/26/04	17,000	16,996
❻ 1.70%, 09/29/04	45,000	44,996
International Lease Finance Corp.		
Series O		
◗ 2.90%, 10/15/04	10,000	10,107
◗ 2.89%, 11/01/04	10,000	10,104
◗❺ **SLM Corp.**		
1.78%, 10/26/04	46,065	46,120
		138,197
Insurance 2.6%		
◗▮ **AXA**		
1.93%, 09/03/04	2,800	2,766
◗ **Genworth Financial, Inc.**		
1.62%, 09/15/04	21,500	21,534
◗ **Istar Financial, Inc., 144A**		
2.72%, 09/13/04	14,225	14,403
▮■ **Lincoln National Corp.**		
9.13%, 10/01/24	5,500	5,772
◗ **Marsh & McLennan Cos., Inc.**		
1.72%, 10/13/04	24,750	24,751
▮■ **Nationwide CSN Trust, 144A**		
9.88%, 02/15/25	26,000	27,927
		97,153
Industrial 21.4%		
Basic Industry 1.2%		
Boise Cascade Corp.		
■ 7.05%, 05/15/05	13,100	13,560
7.43%, 10/10/05	2,000	2,108

See financial notes.

Portfolio Holdings continued

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
■ **Louisiana Pacific Corp.**		
8.50%, 08/15/05	10,337	10,854
■ **Methanex Corp.**		
7.75%, 08/15/05	15,935	16,652
		43,174
Capital Goods 1.0%		
■ **Allied Waste North America**		
Series B		
7.63%, 01/01/06	7,000	7,376
BAE Asset Systems 2001 Asset Trust, 144A		
Series 2001 Class G		
6.66%, 09/15/13	7,189	8,012
◗▮ **Bombardier Capital, Inc., 144A**		
4.03%, 09/30/04	6,955	6,928
▮■ **Northrop Grumman Corp.**		
9.38%, 10/15/24	9,075	9,493
▮■ **Waste Management, Inc.**		
8.75%, 05/01/18	4,250	4,921
		36,730
Communications 6.2%		
◗ **America Movil SA de CV, 144A**		
2.29%, 10/27/04	26,500	26,301
■ **Chancellor Media / Clear Channel Communication**		
8.00%, 11/01/08	9,570	10,927
▮■ **Directv Holdings/Finance**		
8.38%, 03/15/13	8,000	9,140
Echostar DBS Corp.		
◗▮ 4.85%, 10/01/04	6,750	7,037
▮ 9.13%, 01/15/09	6,227	6,881
■ **France Telecom**		
8.70%, 03/01/06	5,422	5,821
▮■ **Nextel Communication, Inc.**		
9.38%, 11/15/09	12,525	13,339
■ **Rogers Cable Systems, Ltd.**		
Series B		
10.00%, 03/15/05	16,577	17,233
◗ **Sprint Capital Corp.**		
4.78%, 08/17/06	19,500	20,146
▮ **TCI Communications Financing III**		
9.65%, 03/31/27	23,310	27,612

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
▮■ **Telecorp PCS, Inc.**		
10.63%, 07/15/10	9,556	10,693
■ **Telefonos de Mexico SA**		
8.25%, 01/26/06	20,000	21,453
▮ **Tritel PCS, Inc.**		
10.38%, 01/15/11	6,053	6,960
◗8 **Verizon Wireless Capital, 144A**		
1.81%, 11/23/04	43,140	43,134
		226,677
Consumer Cyclical 7.2%		
■ **Autonation, Inc.**		
9.00%, 08/01/08	11,550	13,254
▮ **Boyd Gaming Corp.**		
9.25%, 08/01/09	2,980	3,267
■ **Ceasars Entertainment**		
8.50%, 11/15/06	10,800	11,880
◗ **Centex Corp.**		
Series D		
3.69%, 10/11/04	14,925	15,407
D.R. Horton, Inc.		
10.50%, 04/01/05	2,500	2,625
7.50%, 12/01/07	6,700	7,403
◗ **Daimler-Chrysler, N.A. Holdings**		
2.71%, 11/08/04	20,000	20,212
▮■ **Dana Corp.**		
10.13%, 03/15/10	12,480	14,352
Gap, Inc.		
9.90%, 12/15/05	5,000	5,450
General Motors Acceptance Corp.		
◗▮ 1.01%, 09/15/04	500	495
◗ 2.58%, 11/20/04	15,000	14,987
Hyatt Equities, L.L.C., 144A		
6.88%, 06/15/07	1,295	1,390
Hyundai Motor Manufacturing, 144A		
5.30%, 12/19/08	4,950	5,084
◗▮ **Lennar Corp.**		
2.30%, 12/20/04	22,875	23,013
▮■ **Lennar Corp., 144A**		
Series B		
9.95%, 05/01/10	450	496
◗ **Liberty Media Corp.**		
3.02%, 09/15/04	23,000	23,282

 See financial notes.

Security / Series / Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
■ **Mandalay Resort Group**		
6.45%, 02/01/06	11,185	11,632
■ **MGM Grand, Inc.**		
6.95%, 02/01/05	9,475	9,653
MGM Mirage, Inc.		
6.75%, 08/01/07	4,000	4,220
Royal Caribbean Cruises		
■ 7.25%, 08/15/06	7,840	8,379
6.75%, 03/15/08	4,255	4,510
Ryland Group, Inc.		
■■ 9.75%, 09/01/10	18,680	20,922
■■ 9.13%, 06/15/11	500	562
■■ **Schuler Homes**		
9.38%, 07/15/09	12,464	13,835
■■ **Standard Pacific Corp.**		
9.50%, 09/15/10	13,540	15,046
Toll Corp.		
■■ 8.00%, 05/01/09	3,500	3,666
■■ 8.25%, 02/01/11	9,810	10,742
		265,764
Consumer Non-Cyclical 3.0%		
■ **Altria Group, Inc.**		
7.00%, 07/15/05	19,870	20,519
Bausch & Lomb, Inc.		
6.75%, 12/15/04	2,595	2,633
■ 6.50%, 08/01/05	10,205	10,532
■ **Caremark Rx, Inc.**		
7.38%, 10/01/06	17,176	18,355
■ **Constellation Brands, Inc.**		
8.63%, 08/01/06	8,500	9,254
Dean Foods Co.		
8.15%, 08/01/07	6,815	7,471
■ **Fresenius Medical Capital Trust II**		
7.88%, 02/01/08	14,800	15,836
HCA, Inc.		
7.13%, 06/01/06	5,000	5,303
Manor Care, Inc.		
7.50%, 06/15/06	1,067	1,154
◗ **Safeway, Inc.**		
2.16%, 11/01/04	8,000	8,011
◗▮ **Stater Brothers Holdings, 144A**		
5.06%, 09/15/04	12,950	13,274
		112,342

Security / Series / Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Energy 0.6%		
■■ **Husky Oil Ltd.**		
8.90%, 08/15/28	9,701	11,334
■■ **Pogo Producing Co.**		
Series B		
8.25%, 04/15/11	9,541	10,519
		21,853
Technology 0.3%		
◗▮ **Freescale Semiconductor, 144A**		
4.38%, 10/15/04	10,500	**10,736**
Transportation 1.9%		
◗ **CSX Corp.**		
1.99%, 08/03/06	19,900	19,901
◗ **Fedex Corp.**		
1.88%, 10/01/04	22,620	22,645
◗ **Hertz Corp.**		
2.89%, 11/05/04	14,900	14,988
Norfolk Southern Corp.		
◗ 2.38%, 11/01/04	7,820	7,847
■ 8.38%, 05/15/05	3,695	3,854
		69,235
Sovereign 0.5%		
◗ **Pemex Project Funding Master Trust**		
3.08%, 10/07/04	10,000	10,067
◗ **Pemex Project Funding Master Trust, 144A**		
3.40%, 10/15/04	6,270	6,587
		16,654
Utilities 4.7%		
Electric 4.7%		
◗ **Appalachian Power Co.**		
1.91%, 09/29/04	8,000	8,006
■ **Cinergy Corp.**		
6.25%, 09/01/04	10,000	10,000
▮ **Columbia Energy Group**		
Series D		
7.05%, 11/28/07	1,405	1,474
◗▮ **DTE Energy Co.**		
2.19%, 09/01/04	9,400	9,405
◗▮ **Duke Energy Corp.**		
1.82%, 09/08/04	21,000	21,053

See financial notes.

Portfolio Holdings continued

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
■■ **Entergy Gulf States, Inc.**		
5.20%, 12/03/07	13,510	13,593
◗■ **Entergy Gulf States, Inc., 144A**		
2.43%, 09/20/04	1,000	1,006
◗■ **Nisource Finance Corp.**		
2.44%, 11/04/04	16,000	16,008
■ **Ohio Edison Co.**		
4.00%, 05/01/08	14,925	14,979
◗ **Pepco Holdings, Inc.**		
2.51%, 11/15/04	10,000	10,000
PG&E Corp.		
◗■ 2.30%, 10/04/04	7,425	7,434
■ 6.88%, 07/15/08	920	1,003
■■ **PG&E Corp., 144A**		
6.88%, 07/15/08	11,000	11,990
◗■ **Pinnacle West Capital Corp.**		
2.49%, 11/01/04	10,575	10,589
■ **Reliant Energy Resources**		
Series B		
8.13%, 07/15/05	18,100	18,954
◗ **Southern California Edison**		
1.89%, 10/13/04	7,120	7,150
◗■ **TXU Energy Co., L.L.C. 144A**		
2.37%, 10/14/04	9,900	9,921
		172,565

Asset-Backed Obligations 25.3% of net assets

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Asset Backed Securities Corp. NIMS Trust		
Series 2004-HE3 Class A1		
5.00%, 05/25/34	9,228	9,211
Alter Moneta Receivables, L.L.C.		
Series 2003-1		
2.56%, 03/15/11	4,807	4,777
Americredit Automobile Receivables Trust		
Series 2001-1 Class D		
6.98%, 07/06/07	1,400	1,441
Series 2002-1 Class D		
6.53%, 06/06/08	6,450	6,743
◗ **Ameriquest Finance NIM Trust**		
Series 2001-RN4 Class A		
4.60%, 09/25/04	6,511	6,494
Ameriquest Mortgage Securities, Inc.		
◗ Series 2004-R8 Class M9		
6.58%, 09/27/04	5,000	4,512
◗ Series 2003-AR3 Class M2		
3.67%, 09/27/04	5,000	5,129
◗ Series 2003-AR2 Class M2		
3.65%, 09/27/04	5,000	5,149
◗ Series 2003-6 Class M2		
3.47%, 09/27/04	5,000	5,085
◗ Series 2004-R8 Class M7		
3.36%, 09/27/04	4,450	4,452
◗ Series 2003-IA1 Class M2		
3.27%, 09/27/04	3,537	3,539
Amerus Home Equity Loan Trust		
Series 2004-RN5 Class A		
5.19%, 07/25/34	4,690	4,697
◗ **Amortizing Residential Collateral Trust**		
Series 2002-BC1 Class M2		
2.72%, 01/25/32	10,000	10,035
AQ Finance NIM Trust		
Series 2003-N11A		
7.14%, 08/25/33	1,369	1,367
Argent NIM Trust		
Series 2003-N7 Class 2A1		
5.75%, 03/27/34	3,227	3,223
Series 2003-N7 Class 2A2		
9.75%, 03/27/34	2,000	2,005
◗ **Argent Securities, Inc.**		
Series 2003-W7 Class M2		
3.37%, 09/27/04	15,750	15,872
◗ **Aria CDO I (Jersey) Ltd.**		
Series IA-3 Class B1U5		
2.97%, 10/07/09	15,000	15,018
Asset Backed Funding Certificates		
◗ Series 2004-HE1 Class M8		
4.57%, 09/27/04	4,022	3,596
◗ Series 2003-OPT1 Class M2		
3.17%, 09/27/04	5,000	5,076
◗ Series 2004-OPT2 Class M2		
2.62%, 09/27/04	11,576	11,583
◗ Series 2003-AHL1 Class M1		
2.47%, 09/27/04	7,500	7,547
Series 2003-OPT1		
6.90%, 07/26/33	1,709	1,709

 See financial notes.

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Asset Backed Securities Corp. Home Equity		
◗ Series 2003-HE2 Class M2		
3.50%, 09/15/04	4,460	4,524
◗ Series 2001-HE3 Class M2		
2.65%, 09/15/04	6,000	6,016
◗ **Bear Stearns Asset Backed Securities, Inc.**		
Series 1999-1 Class MV1		
2.27%, 09/27/04	10,560	10,573
◗ **Capital One Master Trust**		
Series 2001-2 Class C		
2.70%, 09/15/04	14,920	15,002
Capital One Multi-Asset Execution Trust		
◗ Series 2003-B6 Class B6		
2.13%, 09/15/04	20,000	20,184
◗ Series 2003-C1 Class C1		
4.15%, 09/15/04	3,500	3,733
Capital One Prime Auto Receivables Trust		
Series 2004-2 Class B		
3.95%, 05/16/11	13,673	13,923
◗ **CARSS Finance Ltd. Partnership**		
Series 2004-A Class B2		
2.55%, 09/15/04	6,500	6,501
CDC Mortgage Capital Trust		
◗ Series 2003-HE1 Class M1		
2.52%, 09/27/04	18,000	18,134
◗ Series 2003-HE4 Class M2		
3.27%, 09/27/04	4,000	4,100
◗ Series 2003-HE2 Class M2		
3.52%, 09/27/04	5,000	5,155
◗ **Centex Home Equity**		
Series 2003-B Class M2		
3.32%, 09/27/04	6,500	6,620
◗ **Chase Credit Card Master Trust**		
Series 2002-4 Class C		
2.44%, 09/15/04	14,000	14,062
◗ **Chase Funding Loan Acquisition Trust**		
Series 2001-C3 Class M1		
2.55%, 09/02/04	5,000	5,033
Chase Funding Net Interest Margin		
Series 2003-3A		
6.88%, 06/27/33	318	318
Series 2003-4A		
6.75%, 07/27/33	972	972
Chase Funding Net Interest Margin, 144A		
Series 2004-1A		
3.75%, 02/27/34	2,411	2,395
CIT Marine Trust		
Series 1999-A Class A4		
6.25%, 11/15/19	2,900	3,029
Countrywide Asset Backed Certificates		
◗ Series 2002-6 Class M1		
2.72%, 09/27/04	3,000	3,036
◗ Series 2002-6 Class M2		
3.72%, 09/27/04	4,800	4,901
CS First Boston Mortgage Securities Corp.		
◗ Series 2000-HE1 Class M2		
2.67%, 09/15/04	4,144	4,158
◗ Series 2001-HE17 Class M1		
2.34%, 09/27/04	7,400	7,441
Distribution Financial Services Trust		
Series 2001-1 Class-D		
7.73%, 11/15/22	8,250	8,300
◗ **Fieldstone Mortgage Investment Corp.**		
Series 2004-2 Class M3		
3.02%, 09/27/04	2,000	2,001
◗ **First Franklin Mortgage Loan Asset Backed Certificates**		
Series 1997-FF3 Class M1		
2.02%, 09/20/04	1,911	1,913
First Franklin NIM Trust		
Series 2004-FF4A Class N		
5.75%, 06/25/34	7,253	7,288
Fremont Home Loan Trust		
◗ Series 2004-A Class M2		
2.77%, 09/27/04	5,000	5,003
◗ Series 2003-B Class M2		
3.24%, 09/27/04	13,000	13,245
◗ **GSamp Trust**		
Series 2002-WMC1 Class B1		
3.70%, 09/20/04	7,006	7,058
GSR Mortgage Loan Trust		
Series 2002-3F Class 2AB3		
5.50%, 12/25/31	49	49
Series 2004-7 Class 1A2		
3.49%, 06/25/34	12,271	12,124

See financial notes.

Portfolio Holdings continued

Security / Series / Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Long Beach Asset Holdings, Corp.		
Series 2003-4 Class N1		
6.54%, 08/25/33	550	552
Long Beach Mortgage Loan Trust		
◗ Series 2003-2 Class M1		
2.44%, 09/27/04	8,000	8,055
◗ Series 2004-1 Class M6		
3.02%, 09/27/04	8,000	8,031
◗ Series 2003-2 Class M3		
3.87%, 09/27/04	2,190	2,246
◗ Series 2003-3 Class M4		
5.12%, 09/27/04	10,000	9,901
Main Street Warehouse Funding Trust		
◗ Series 2004-MSD		
3.92%, 09/27/04	18,500	18,534
◗ Series 2004-MSC		
4.37%, 09/27/04	9,000	9,055
Master Asset Backed Securities Trust		
◗ Series 2003-OPT1 Class A2		
2.04%, 09/25/04	11,051	11,089
◗ Series 2002-OPT1 Class M2		
3.57%, 09/27/04	10,000	10,152
MBNA Credit Card Master Note Trust		
◗ Series 2003-B3 Class B3		
1.98%, 09/15/04	6,000	6,021
◗ Series 2003-C3 Class C3		
2.95%, 09/15/04	10,920	11,158
MBNA Master Credit Card Trust		
◗ Series 2000-H Class B		
2.20%, 09/15/04	17,000	17,203
◗ Series 1999-L Class C		
2.68%, 09/15/04	8,000	8,126
Merrill Lynch Mortgage Investors, Inc.		
◗ Series 2003-WMC3 Class A2		
1.98%, 09/27/04	28,014	28,073
◗ Series 2003-WMC2 Class M1		
2.47%, 09/27/04	9,628	9,685
◗ Series 2003-WMC3 Class M3		
3.27%, 09/27/04	2,000	2,027
◗ Series 2003-WMC3 Class M4		
3.62%, 09/27/04	2,913	2,975
◗ **MMCA Automobile Trust**		
Series 2002-5 Class C		
3.75%, 09/15/04	3,080	3,088
Morgan Stanley ABS Capital I		
◗ Series 2003-HE3 Class M1		
2.30%, 09/02/04	9,403	9,461
Series 2003-NC8N		
7.60%, 09/25/33	5,133	5,162
◗ Series 2003-NC6 Class M1		
2.42%, 09/27/04	10,000	10,109
Series 2004-NC2N		
6.25%, 12/25/33	2,994	2,997
Series 2004-NC1N Class Note		
7.00%, 12/25/33	7,021	7,005
Series 2004-NC3N Class Note		
6.00%, 03/25/34	6,345	6,345
Morgan Stanley Auto Loan Trust		
Series 2003-HB1 Class B		
2.22%, 04/15/11	6,994	6,946
Series 2004-HB1 Class C		
2.88%, 10/15/11	4,950	4,954
Series 2004-HB2 Class C		
3.24%, 03/15/12	4,980	4,979
Series 2004-HB2 Class D		
3.59%, 03/15/12	990	990
New Century Home Equity Loan Trust		
◗ Series 2004-2 Class A3		
1.70%, 09/27/04	24,299	24,313
◗ Series 2003-3 Class M3		
4.00%, 09/27/04	7,686	7,959
Novastar Home Equity Loan		
◗ Series 2003-4 Class M1		
2.33%, 09/27/04	20,000	20,157
◗ Series 2004-2 Class M4		
2.82%, 09/27/04	13,000	13,019
◗ Series 2003-3 Class M2		
3.27%, 09/27/04	10,000	10,294
◗ Series 2004-1 Class B1		
3.32%, 09/27/04	5,950	5,964
◗ Series 2004-1 Class B2		
3.42%, 09/27/04	5,800	5,808
◗ Series 2004-2 Class B1		
3.57%, 09/27/04	7,900	7,926
◗ Series 2003-4 Class B1		
4.12%, 09/27/04	2,500	2,609
◗ Series 2003-3 Class B2		
5.52%, 09/27/04	3,000	3,162

 See financial notes.

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Novastar NIM Trust		
Series 2003-N1		
7.39%, 06/01/33	560	560
Series 2004-N1		
4.46%, 02/25/34	5,873	5,876
Series 2004-N2		
4.46%, 07/25/34	11,189	11,189
Option One Mortgage Loan Trust		
◗ Series 2003-3 Class N		
1.93%, 09/27/04	1,026	1,027
◗ Series 2004-2 Class M1		
2.15%, 09/27/04	7,000	7,001
◗ Series 2002-4 Class M1		
2.22%, 09/27/04	13,938	13,992
◗ Series 2003-2 Class M1		
2.27%, 09/27/04	15,000	15,120
◗ Series 2003-1 Class M1		
2.52%, 09/27/04	13,000	13,148
◗ Series 2004-1 Class M2		
2.72%, 09/27/04	3,800	3,808
◗ Series 2004-1 Class M3		
2.97%, 09/27/04	5,000	5,015
Option One Mortgage Securities Corp. NIM		
Series 2003-2B Class N1		
7.63%, 04/25/33	266	266
◗ **Overture CDO (Jersey) Ltd.**		
Series IA Class B1		
2.94%, 01/10/05	1,650	1,653
Residential Asset Securities Corp.		
◗ Series 2004-KS2 Class M22		
2.62%, 09/27/04	9,000	9,005
◗ Series 2003-KS6 Class M2		
3.12%, 09/27/04	15,300	15,483
◗ Series 2003-KS1 Class M2		
3.37%, 09/27/04	11,100	11,275
◗ Series 2003-KS2 Class MII2		
3.37%, 09/27/04	5,000	5,094
Ryder Vehicle Lease Trust		
Series 2001-A Class CTFS		
6.75%, 03/15/12	10,000	10,548
Sail Net Interest Margin Notes		
Series 2003-12A Class A		
7.35%, 11/27/33	1,425	1,423
◗ **SAKS Credit Card Master Trust**		
Series 2001-2 Class B		
2.25%, 09/15/04	2,800	2,824
Saxon Asset Securities Trust		
◗ Series 2004-1 Class M2		
2.75%, 09/27/04	12,650	12,645
◗ Series 2001-3 Class M1		
2.40%, 09/27/04	6,702	6,733
Sharps SP I L.L.C. Net Interest Margin Trust		
Series 2004-OP1N CLass NA		
5.19%, 04/25/34	5,676	5,679
Series 2004-FM1N CLass N		
6.16%, 09/25/34	3,231	3,237
Structured Asset Securities Corp.		
◗ Series 1998-8 Class B		
2.92%, 09/27/04	946	946
◗ Series 2004-S2 Class M2		
2.22%, 09/27/04	14,600	14,609
◗ **Terrapin Funding, L.L.C.**		
Series 2003-1A Class B1		
2.86%, 09/08/04	20,000	20,073
UCFC Home Equity Loan		
Series 1998-B Class A7		
6.53%, 10/15/29	9,800	10,317
WFS Financial Owner Trust		
Series 2004-1 Class C		
2.49%, 08/22/11	7,000	6,973
Series 2004-3 Class C		
3.60%, 02/17/12	12,800	12,859
Series 2004-3 Class 3D		
4.07%, 02/17/12	1,975	1,984
Whole Auto Loan Trust		
Series 2003-1 Class B		
2.24%, 03/15/10	15,899	15,878
		927,421

Mortgage-Backed Securities 11.1% of net assets

Collateralized Mortgage Obligations 7.1%

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Bank of America Mortgage Securities		
Series 2003-D Class 2A2		
3.60%, 03/25/08	5,945	5,925
Series 2002-J Class A2		
4.88%, 09/25/32	3,702	3,718
Series 2003-C Class 2A1		
3.93%, 04/25/33	6,518	6,525
Series 2004-A Class 2A2		
4.18%, 02/25/34	27,569	27,468

See financial notes.

Portfolio Holdings continued

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Countrywide Home Loans		
Series 2001-HYB2 Class 2A1		
6.35%, 11/30/31	1,190	1,212
Series 2002-1 Class 1A1		
5.36%, 12/19/31	1,174	1,199
Series 2002-HYB1 Class 1A1		
5.43%, 05/25/32	1,690	1,706
Series 2002-HYB2 Class 4A1		
5.00%, 08/20/32	1,146	1,164
Series 2003-HYB1 Class 1A1		
3.85%, 05/19/33	9,186	9,181
CS First Boston Mortgage Securities Corp.		
Series 2002-AR27 Class 1A1		
5.42%, 10/25/32	2,611	2,674
Series 2002-AR28 Class 1A2		
4.98%, 11/25/32	3,394	3,461
Fannie Mae		
Series 2003-22 Class UK		
4.00%, 09/25/31	10,011	9,904
◗ Series 2003-37 Class FK		
2.42%, 09/27/04	6,452	6,458
Fannie Mae (Interest Only)		
Series 2003-57 Class IB		
5.00%, 06/25/18	33,574	3,983
Fifth Third Mortgage Loan Trust		
◗ Series 2002-FTB1 Class 3A1		
3.91%, 09/01/04	3,685	3,731
◗ Series 2002-FTB1 Series 2A1		
6.27%, 09/01/04	4,653	4,703
Freddie Mac		
Series 61 Class D		
9.30%, 11/15/20	689	690
Series H004 Class A2 Structured Pass Through Securities		
2.59%, 12/15/07	2,253	2,248
Impac Secured Asset Common Owner Trust		
Series 2001-8 Class A1		
6.50%, 02/25/31	274	274
IndyMac Index Mortgage Loan Trust (Interest Only)		
Series 2004-AR1 Class AX1		
0.80%, 04/24/34	455,732	5,264
Master Adjustable Rate Mortgages Trust		
Series 2002-4 Class 3A1		
5.27%, 11/25/32	2,736	2,789
Series 2002-4 Class 1A1		
5.27%, 11/25/32	2,387	2,428
Series 2002-4 Class 2A1		
5.48%, 11/25/32	2,413	2,473
Series 2003-1 Class 1A1		
4.15%, 12/25/32	551	553
Morgan Stanley Mortgage Loan Trust		
Series 2004-5AR Class 3A4		
4.66%, 07/25/34	14,495	14,760
Residential Accredit Loans, Inc.		
Series 1999-QS8 Class A1		
6.50%, 06/25/14	3,513	3,563
Residential Funding Securities Corp.		
Series 2001-RM1 Class A		
6.18%, 12/25/29	214	214
Sequoia Mortgage Trust (Interest Only)		
Series 2003-8 Class X1		
0.80%, 01/20/34	284,712	2,886
Thornburg Mortgage Securities Trust		
Series 2004-1 Class II2A		
3.37%, 04/25/34	26,035	25,473
Washington Mutual		
Series 2002-AR19 Class A7		
4.68%, 01/01/33	6,214	6,298
Series 2003-AR1 Class A6		
4.56%, 01/25/33	3,218	3,251
Series 2003-AR8 Class A		
4.03%, 08/25/33	9,913	9,910
Series 2003-AR9 Class 1A2A		
2.34%, 09/25/33	15,176	15,163
Washington Mutual MSC Mortgage Pass-Through Trust		
Series 2001-AR1 Class A		
6.03%, 12/12/31	853	874
Wells Fargo Mortgage Backed Securities Trust		
Series 2003-N Class 2A2		
4.76%, 12/25/33	14,745	14,703
Series 2003-O Class 2A1		
4.64%, 01/25/34	29,711	29,524

 See financial notes.

Security Series Rate, Maturity Date	Face Value ($ x 1,000)	Value ($ x 1,000)
Wells Fargo Mortgage Backed Securities Trust		
Series 2004-T Class A1		
3.46%, 09/25/34	25,000	24,998
		261,348

U.S. Government Agency Mortgages 4.0%

Security Series Rate, Maturity Date	Face Value ($ x 1,000)	Value ($ x 1,000)
Fannie Mae		
Pool# 401049		
7.00%, 08/01/07	33	33
Pool# 50659		
7.00%, 11/01/07	772	806
Pool# 723717		
7.00%, 12/01/07	3,773	3,938
Pool# 50682		
7.00%, 01/01/08	1,000	1,044
Pool# 0704218		
7.00%, 07/01/08	967	1,027
Pool# 0190186		
7.00%, 11/01/08	1,921	2,005
Pool# 0190524		
7.00%, 01/01/09	965	1,008
Pool# 0190669		
7.00%, 03/01/09	970	1,031
Pool# 500521		
7.00%, 06/01/09	214	228
Pool# 0303403		
7.00%, 07/01/10	972	1,033
Pool# 250499		
7.00%, 03/01/11	168	178
Pool #744150		
7.00%, 08/01/11	965	1,025
Pool# 0323453		
7.00%, 11/01/13	976	1,036
Pool# 0665760		
7.00%, 08/01/14	924	982
Pool# 0787776		
7.00%, 08/01/14	821	872
Pool# 0774156		
7.00%, 10/01/14	6,642	7,053
Pool# 323970		
7.00%, 10/01/14	268	285
Pool# 536005		
7.00%, 12/01/14	802	852
Pool# 252977		
7.00%, 01/01/15	94	100
Pool# 526933		
7.00%, 01/01/15	117	124
Pool# 0535200		
7.00%, 03/01/15	968	1,028
Pool# 0535213		
7.00%, 03/01/15	1,940	2,061
Pool# 529057		
7.00%, 03/01/15	76	81
Pool# 536367		
7.00%, 05/01/15	35	37
Pool# 541800		
7.00%, 06/01/15	126	134
Pool# 535461		
7.00%, 07/01/15	482	512
Pool# 542497		
7.00%, 07/01/15	32	34
Pool# 253541		
7.00%, 12/01/15	39	42
Pool# 535631		
7.00%, 12/01/15	3,437	3,650
Pool# 535740		
7.00%, 12/01/15	574	609
Pool# 545034		
7.00%, 12/01/15	239	253
Pool# 535662		
7.00%, 01/01/16	410	436
Pool# 535675		
7.00%, 01/01/16	447	474
Pool# 548205		
7.00%, 01/01/16	171	181
Pool# 567601		
7.00%, 02/01/16	115	122
Pool# 535801		
7.00%, 03/01/16	128	136
Pool# 535952		
7.00%, 04/01/16	1,964	2,085
Pool# 0545087		
7.00%, 07/01/16	970	1,030
Pool# 545202		
7.00%, 07/01/16	189	200
Pool# 660726		
7.00%, 08/01/16	107	114
Pool# 606440		
6.50%, 09/01/16	126	134
Pool# 545369		
7.00%, 09/01/16	565	600
Pool# 769012		
7.00%, 09/01/16	2,223	2,361
Pool# 0628452		
7.00%, 02/01/17	995	1,057

Portfolio Holdings continued

Security Series Rate, Maturity Date	Face Value ($ x 1,000)	Value ($ x 1,000)
Pool# 254272		
7.00%, 03/01/17	707	751
Pool# 254291		
7.00%, 04/01/17	2,254	2,394
Pool# 0545707		
7.00%, 06/01/17	1,892	2,009
▲ Pool# 15461		
7.00%, 09/01/17	20,000	21,237
Pool# 0555299		
7.00%, 11/01/17	1,925	2,044
Pool# 555532		
7.00%, 12/01/17	4,081	4,334
Pool# 725337		
7.00%, 01/01/19	16,358	17,378
Pool# 544849		
3.86%, 05/01/19	6,570	6,706
Pool #725718		
7.00%, 07/01/19	1,934	2,050
Pool# 0725746		
7.00%, 07/01/19	10,654	11,296
▲ Pool# 15461		
7.00%, 07/01/19	1,002	1,063
Pool# 621636		
5.15%, 01/31/31	2,432	2,489
Pool# 586276		
5.80%, 06/01/31	471	484
Pool# 563434		
6.05%, 07/01/31	750	775
Pool# 598596		
6.10%, 07/01/31	765	793
Pool# 607308		
6.05%, 08/01/31	1,880	1,948
Pool# 606857		
5.53%, 10/01/31	3,134	3,233
Pool# 613101		
5.56%, 11/01/31	1,285	1,321
Pool# 610546		
5.80%, 11/01/31	1,077	1,111
Pool# 544869		
4.08%, 08/01/35	10,669	10,949
Pool# 535314		
6.24%, 08/01/39	1,710	1,780
Freddie Mac		
Pool# M80685		
6.00%, 05/01/08	351	361
Pool# G11226		
5.50%, 08/01/11	1,168	1,218
Pool# 786823		
6.10%, 07/01/29	2,845	2,965
Pool# 846902		
6.53%, 04/01/31	1,413	1,451
Pool# 788677		
5.45%, 10/01/31	1,620	1,671
		145,842

U.S. Government Securities 0.1% of net assets

Treasury Bills 0.1%

Security Series Rate, Maturity Date	Face Value ($ x 1,000)	Value ($ x 1,000)
U.S. Treasury Bills		
■ 1.08%, 09/09/04	2,000	1,999
■ 1.42%, 10/28/04	1,000	998
■ 1.45%, 11/18/04	1,000	997
		3,994

Commercial Paper & Other Corporate Obligations 2.4% of net assets

Security Series Rate, Maturity Date	Face Value ($ x 1,000)	Value ($ x 1,000)
Atlantis Two Funding Corp., Section 4(2)		
1.70%, 09/01/04	23,700	23,700
1.70%, 09/09/04	11,000	10,996
Countrywide Home Loan		
1.60%, 09/02/04	19,000	18,999
Genworth Financial Corp., Section 4(2)		
1.49%, 09/02/04	7,300	7,300
Time Warner Cable, Inc., Section 4(2)		
1.64%, 09/20/04	21,192	21,173
UBS Financial Services, Inc.		
1.51%, 09/03/04	6,000	5,999
		88,167

Security and Number of Shares	Value ($ x 1,000)
Preferred Stock 4.4% of net assets	
▮ **ABN AMRO North America Capital Funding, 144A**	
70,000	6,958
▮ **ABN AMRO XIX Custodial Receipts, Series MM19**	
130,000	13,399
Cendant Corp.	
69,500	7,100
▮ **Fannie Mae, Series J**	
375,000	18,707
▮ **Fannie Mae, Series K**	
341,300	17,180
▮ **Grand Metro Delaware, L.P., Series A**	
896,000	22,707
RC Trust I	
240,000	12,714
▮ **Shell Frontier Oil & Gas, Series A**	
120,000	12,000
▮ **Shell Frontier Oil & Gas, Series B**	
120,000	12,000
▮ **Shell Frontier Oil & Gas, Series C**	
120,000	12,000
▮ **Shell Frontier Oil & Gas, Series D**	
58,000	5,800
▮ **Zurich Regcaps Funding Trust III, 144A**	
215,000	20,973
	161,538

Security and Number of Shares	Value ($ x 1,000)
Other Investment Companies 0.0% of net assets	
Provident Institutional Funds — Fed Funds Portfolio 837,810	**838**

End of investments.

In addition to the above, the fund held the following at 8/31/04. All numbers are x 1,000 except number of futures contracts.

Futures Contracts

	Number of Contracts	Contract Value	Unrealized Losses
5 Year, Short U.S. Treasury Note, expires 12/20/04	800	88,538	**(562)**

Statement of
Assets and Liabilities

As of August 31, 2004. All numbers are x 1,000 except NAV.

Assets

Investments, at value	$3,682,687
Receivables:	
Fund shares sold	18,318
Interest	19,818
Dividends	1,068
Investments matured	266
Prepaid expenses	+ 279
Total assets	**3,722,436**

Liabilities

Payables:	
Fund shares redeemed	4,464
Dividends to shareholders	1,681
Due to brokers for futures	263
Investments bought	47,358
Investment adviser and administrator fees	65
Transfer agent and shareholder service fees	27
Accrued expenses	+ 321
Total liabilities	**54,179**

Net Assets

Total assets	3,722,436
Total liabilities	– 54,179
Net assets	**$3,668,257**

Net Assets by Source

Capital received from investors	3,718,839
Net investment income not yet distributed	160
Net realized capital losses	(62,495)
Net unrealized capital gains	11,753

Net Asset Value (NAV) by Share Class

Share Class	Net Assets	÷	Shares Outstanding	=	NAV
Investor Shares	$638,617		65,797		$9.71
Select Shares	$3,029,640		312,200		$9.70

Unless stated, all numbers are x 1,000.

The amortized cost of the fund's securities was $3,670,372.

Includes certain restricted but deemed liquid 144A and Section 4(2) securities worth $498,745, or 13.6% of the fund's total net assets.

Not counting short-term obligations and government securities, the fund's security transactions during the period were:

Purchases	$1,314,835
Sales/maturities	$883,039

The fund's long-term government security transactions were:

Purchases	$219,655
Sales/maturities	$77,884

The fund's total security transactions with other SchwabFunds during the period were $13,255.

These derive from investments, futures and short sales.

Federal Tax Data

Portfolio cost	$3,670,374
Net unrealized gains and losses:	
Gains	$21,328
Losses	+ (9,015)
	$12,313
As of August 31, 2004:	
Undistributed earnings:	
Ordinary income	$1,842
Long-term capital gains	$–
Unused capital losses:	
Expires 08/31 of:	
2009	$1,318
2010	2,061
2011	47,204
2012	+ 7,223
	$57,806
Deferred capital losses	$5,250
Reclassifications:	
Net realized capital gains	($2,653)
Reclassified as:	
Net investment income not yet distributed	$2,653

 See financial notes.

Statement of
Operations

For September 1, 2003 through August 31, 2004. All numbers are x 1,000.

Unless stated, all numbers are x 1,000.

Investment Income

Interest		$69,657
Dividends		4,156
Total investment income		**73,813**

Net Realized Gains and Losses

Net realized gains on investments sold		8,223
Net realized losses on futures contracts		(14,984)
Net realized gains on short sales	+	73
Net realized losses		**(6,688)**

Net Unrealized Gains and Losses

Net unrealized gains on investments		6,772
Net unrealized losses on futures contracts	+	(154)
Net unrealized gains		**6,618**

Expenses

Investment adviser and administrator fees		7,584
Transfer agent and shareholder service fees:		
Investor Shares		1,200
Select Shares		1,965
Trustees' fees		20
Custodian and portfolio accounting fees		249
Professional fees		50
Registration fees		370
Shareholder reports		140
Other expenses	+	32
Total expenses		**11,610**

Increase in Net Assets from Operations

Total investment income		73,813
Total expenses	−	11,610
Net investment income		**62,203**
Net realized losses		(6,688)
Net unrealized gains	+	6,618
Increase in net assets from operations		**$62,133**

Calculated as a percentage of average daily net assets: 0.35% of the first $500 million and 0.30% of assets beyond that. These fees are paid to Charles Schwab Investment Management, Inc. (CSIM).

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20% and 0.05% of the assets of each respective share class. These fees are paid to Charles Schwab & Co., Inc. (Schwab).

For the fund's independent trustees only.

These add up to a net loss on investments of $70.

See financial notes.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers are x 1,000.

Unless stated, all numbers are x 1,000.

Operations

	9/1/03–8/31/04	9/1/02–8/31/03
Net investment income	$62,203	$57,763
Net realized losses	(6,688)	(9,559)
Net unrealized gains	+ 6,618	7,361
Increase in net assets from operations	**62,133**	**55,565**

Distributions Paid

Dividends from Net Investment Income

	9/1/03–8/31/04	9/1/02–8/31/03
Investor Shares	11,983	13,311
Select Shares	+ 52,025	50,614
Total dividends from net investment income	**$64,008**	**$63,925**

The tax-basis components of distributions are:

Current year

Ordinary income	$64,008
Long-term capital gains	$–

Prior year

Ordinary income	$63,925
Long-term capital gains	$–

Transactions in Fund Shares

	9/1/03–8/31/04		9/1/02–8/31/03	
	SHARES	VALUE	SHARES	VALUE
Shares Sold				
Investor Shares	55,532	$539,356	23,619	$229,942
Select Shares	+ 301,776	2,930,949	81,350	791,784
Total shares sold	**357,308**	**$3,470,305**	**104,969**	**$1,021,726**
Shares Reinvested				
Investor Shares	1,086	$10,543	1,195	$11,632
Select Shares	+ 4,472	43,409	4,298	41,834
Total shares reinvested	**5,558**	**$53,952**	**5,493**	**$53,466**
Shares Redeemed				
Investor Shares	(33,055)	($321,044)	(22,812)	($221,943)
Select Shares	+ (146,165)	(1,419,256)	(81,619)	(794,027)
Total shares redeemed	**(179,220)**	**($1,740,300)**	**(104,431)**	**($1,015,970)**
Net transactions in fund shares	**183,646**	**$1,783,957**	**6,031**	**$59,222**

Dollar amounts for the period ended 08/31/03 are net of proceeds received from the 0.25% early withdrawal fee the fund charges on shares sold 90 days or less after buying them:

Investor Shares	$6
Select Shares	+ 10
Total	**$16**

Effective November 16, 2002, the early withdrawal fee was eliminated. Therefore, there are no current period amounts.

Shares Outstanding and Net Assets

	9/1/03–8/31/04		9/1/02–8/31/03	
	SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period	194,351	$1,886,175	188,320	$1,835,313
Total increase	+ 183,646	1,782,082	6,031	50,862
End of period	**377,997**	**$3,668,257**	**194,351**	**$1,886,175**

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Includes net investment income not yet distributed in the amount of $160 for the current period and distributions in excess of net investment income in the amount of $688 for the prior period.

 See financial notes.

Schwab Short-Term Bond Market Fund™

Financial Statements

Financial Highlights

	9/1/03–8/31/04	9/1/02–8/31/03	9/1/01–8/31/02	9/1/00–8/31/01	9/1/99–8/31/00
Per-Share Data ($)					
Net asset value at beginning of period	10.14	10.07	10.08	9.65	9.66
Income from investment operations:					
Net investment income	0.28	0.34	0.50	0.59	0.57
Net realized and unrealized gains or losses	0.07	0.07	(0.02)	0.43	(0.01)
Total income from investment operations	0.35	0.41	0.48	1.02	0.56
Less distributions:					
Dividends from net investment income	(0.28)	(0.34)	(0.49)	(0.59)	(0.57)
Net asset value at end of period	10.21	10.14	10.07	10.08	9.65
Total return (%)	3.46	4.16	4.88	10.84	5.97
Ratios/Supplemental Data (%)					
Ratios to average net assets:					
Net operating expenses	0.53	0.43	0.35	0.35	0.36[1]
Gross operating expenses	0.57	0.58	0.63	0.66	0.68
Net investment income	2.69	3.34	4.95	5.90	5.91
Portfolio turnover rate	114	124	150	248	129
Net assets, end of period ($ x 1,000,000)	728	648	493	369	219

[1] The ratio of net operating expenses would have been 0.35% if certain non-routine expenses (proxy fees) had not been included.

See financial notes.

Portfolio Holdings as of August 31, 2004.

This section shows all the securities in the fund's portfolio and their value, as of the report date.

Beginning with the fiscal quarter ended November 30, 2004, the fund will file its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q will be available on the SEC's website at http:/www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The information filed on a fund's most recent Form N-Q will be available by visiting Schwab's website at www.schwab.com/schwabfunds.

We use the symbol below to designate the top ten holdings; the number in the circle is the security's rank among the top ten.

- ❶ Top ten holding
- ◗ Variable-rate security
- ▮ Callable security
- ■ Collateral for future contract
- ◆ All or portion of the security is on loan

For fixed-rate obligations, the rate shown is the interest rate (the rate established when the obligation was issued) and the maturity date shown is the stated legal maturity. For variable-rate obligations, the rate shown is the rate as of the report date, and the maturity shown is the later of the next interest rate change date or demand date.

	Holdings by Category	Cost ($x1,000)	Value ($x1,000)
53.7%	U.S. Government Securities	389,420	391,352
28.0%	Corporate Bonds	201,339	203,855
9.2%	Asset-Backed Obligations	66,484	66,685
5.8%	Mortgage-Backed Securities	42,803	42,470
1.1%	Commercial Paper & Other Corporate Obligations	8,000	8,000
1.0%	Preferred Stock	7,337	7,377
0.1%	Other Investment Companies	857	857
98.9%	**Total Investments**	**716,240**	**720,596**
29.7%	Collateral Invested for Securities on Loan	216,163	216,163
(28.6)%	Other Assets and Liabilities		(208,404)
100.0%	**Net Assets**		**728,355**

	Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
	U.S. Government Securities 53.7% of net assets		
	U.S. Government Agency Securities 19.1%		
	Fannie Mae		
❾	1.88%, 12/15/04	13,000	13,004
	3.88%, 03/15/05	10,000	10,109
	2.88%, 10/15/05	10,000	10,089
	4.38%, 10/15/06	5,000	5,176
	2.63%, 11/15/06	12,000	11,982
	5.00%, 01/15/07	5,000	5,256
◆	4.25%, 07/15/07	5,000	5,178
■◆❸	3.25%, 11/15/07	25,000	25,130
■◆	2.50%, 06/15/08	5,000	4,858
❺	**Federal Home Loan Bank**		
	5.13%, 03/06/06	20,000	20,829
	Freddie Mac		
	1.88%, 01/15/05	10,000	10,004
	5.25%, 01/15/06	3,000	3,120
	2.75%, 08/15/06	4,000	4,016
◆	3.50%, 09/15/07	10,000	10,135
			138,886
	U.S. Treasury Obligations 34.6%		
■	**U.S. Treasury Bills**		
	1.08%, 09/09/04	1,000	1,000
	U.S. Treasury Notes		
◆❻	1.63%, 02/28/06	17,500	17,365

 See financial notes.

	Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
	6.88%, 05/15/06	3,500	3,770
	2.50%, 05/31/06	10,450	10,489
	7.00%, 07/15/06	10,000	10,850
◆	2.75%, 07/31/06	2,000	2,015
◆❶	2.38%, 08/15/06	32,800	32,810
◆	6.50%, 10/15/06	9,000	9,750
◆	2.63%, 11/15/06	8,800	8,830
◆❹	2.25%, 02/15/07	25,000	24,826
	6.25%, 02/15/07	5,000	5,439
◆❼	3.13%, 05/15/07	15,000	15,186
	4.38%, 05/15/07	5,500	5,747
◆	3.25%, 08/15/07	11,000	11,165
◆	3.00%, 11/15/07	5,000	5,031
◆❷	2.63%, 05/15/08	27,000	26,680
	5.63%, 05/15/08	1,000	1,093
◆	3.25%, 08/15/08	11,000	11,083
◆	3.13%, 09/15/08	3,000	3,006
◆	3.38%, 11/15/08	3,000	3,031
◆	3.38%, 12/15/08	5,000	5,047
◆	3.25%, 01/15/09	2,500	2,508
◆	3.00%, 02/15/09	2,900	2,877
◆❿	3.88%, 05/15/09	11,930	12,251
◆	4.00%, 06/15/09	8,500	8,770
◆	3.63%, 07/15/09	7,700	7,812
◆	3.50%, 08/15/09	4,000	4,035
			252,466

Corporate Bonds 28.0% of net assets

	Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
	Finance 10.1%		
	Banking 5.0%		
◗	**Citigroup**		
	1.48%, 09/09/04	10,000	10,020
◗▮	**Deutsche Bank Capital Trust, 144A**		
	Class B		
	2.91%, 09/30/04	8,000	8,446
◗	**Doral Financial Corp.**		
	2.45%, 10/20/04	2,000	2,006
▮	**Industrial Bank of Korea, 144A**		
	4.00%, 05/19/14	500	491
■	**Popular North America, Inc.**		
	3.88%, 10/01/08	4,000	4,008
◗▮	**RBS Capital Trust IV**		
	2.44%, 9/30/04	2,000	2,026
◗▮	**Sovereign Bank**		
	4.38%, 02/01/05	3,800	3,826
▮■	**Svenska Handelsbanken, 144A**		
	7.13%, 03/07/49	5,000	5,432
			36,255
	Brokerage 1.8%		
◗	**Credit Suisse Financial Products**		
	1.87%, 09/07/04	3,000	3,011
◗	**Goldman Sachs Group, Inc.**		
	1.96%, 10/23/04	5,000	5,014
	Morgan Stanley		
	3.88%, 01/15/09	5,000	5,011
			13,036
	Finance Companies 2.5%		
■	**Capital One Financial**		
	7.13%, 08/01/08	4,470	4,926
◗	**General Electric Capital Corp.**		
	1.33%, 11/02/04	5,000	5,015
	Household Finance Corp.		
	4.75%, 05/15/09	3,000	3,105
	International Lease Finance Corp.		
	4.75%, 07/01/09	5,000	5,141
			18,187
	Insurance 0.3%		
▮	**Nationwide CSN Trust, 144A**		
	9.88%, 02/15/25	2,000	**2,148**
	Real Estate Investment Trust 0.5%		
◗	**Istar Financial, Inc.**		
	Series B		
	2.36%, 09/13/04	3,700	**3,746**
	Industrial 14.1%		
	Capital Goods 1.5%		
	BAE Asset Systems 2001 Asset Trust, 144A		
	Series 2001 Class G		
	6.66%, 09/15/13	7,548	8,413
◆	**Tyco International Group, SA**		
	6.13%, 01/15/09	2,000	2,176
			10,589
	Communications 4.0%		
◗	**America Movil SA de CV, 144A**		
	1.80%, 10/27/04	3,000	2,978
▮	**Directv Holdings/Finance**		
	8.38%, 03/15/13	3,000	3,427

See financial notes.

Portfolio Holdings continued

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
■ **GTE California, Inc.**		
Series G		
5.50%, 01/15/09	5,415	5,732
▮ **Nextel Communication, Inc.**		
9.38%, 11/15/09	1,000	1,065
■ **Rogers Cable Systems, Ltd.**		
Series B		
10.00%, 03/15/05	2,500	2,599
Sprint Capital Corp.		
4.78%, 08/17/06	2,000	2,066
6.38%, 05/01/09	2,000	2,186
▮ **TCI Communications Financing III**		
9.65%, 03/31/27	2,000	2,369
Telefonos de Mexico SA		
8.25%, 01/26/06	2,000	2,145
■ **Telefonos de Mexico SA, 144A**		
4.50%, 11/19/08	2,000	2,017
▮■ **Tritel PCS, Inc.**		
10.38%, 01/15/11	2,000	2,300
		28,884
Consumer Cyclical 5.5%		
■ **Autonation, Inc.**		
9.00%, 08/01/08	2,000	2,295
D.R. Horton, Inc.		
7.50%, 12/01/07	1,000	1,105
▮ **Dana Corp.**		
10.13%, 03/15/10	2,000	2,300
■ **Ford Motor Credit Co.**		
5.80%, 01/12/09	5,000	5,169
General Motors Acceptance Corp.		
5.63%, 05/15/09	3,000	3,053
◗ 2.58%, 11/22/04	5,000	4,996
International Speedway Corp., 144A		
4.20%, 05/15/09	3,000	3,017
◗ **Liberty Media Corp.**		
3.02%, 09/15/04	5,000	5,061
Mandalay Resort Group		
6.45%, 02/01/06	541	563
MGM Mirage, Inc.		
■ 7.25%, 10/15/06	1,000	1,067
■ 6.75%, 08/01/07	2,000	2,110
■ 6.75%, 02/01/08	300	314
Royal Caribbean Cruises		
6.75%, 03/15/08	2,000	2,120
▮■ **Ryland Group, Inc.**		
9.13%, 06/15/11	2,000	2,250
▮■ **Schuler Homes**		
9.38%, 07/15/09	1,972	2,189
▮ **Standard Pacific Corp.**		
9.50%, 09/15/10	1,000	1,111
▮ **Toll Corp.**		
8.00%, 05/01/09	2,000	2,095
		40,815
Consumer Non-Cyclical 1.3%		
▮ **Anheuser Busch Cos, Inc.**		
5.75%, 01/15/11	1,500	1,554
Fresenius Medical Capital Trust II		
7.88%, 02/01/08	2,000	2,140
Manor Care, Inc.		
8.00%, 03/01/08	2,483	2,831
■ **Miller Brewing Co., 144A**		
4.25%, 08/15/08	2,000	2,036
◗▮ **Stater Brothers Holdings, 144A**		
4.93%, 09/15/04	1,000	1,025
		9,586
Energy 1.3%		
▮■ **Husky Oil Ltd.**		
8.90%, 08/15/28	4,009	4,684
■ **Pioneer Natural Resource**		
6.50%, 01/15/08	4,244	4,622
		9,306
Technology 0.1%		
◗▮ **Freescale Semiconductor, 144A**		
4.38%, 10/15/04	500	**511**
Transportation 0.4%		
◗ **Hertz Corp.**		
2.89%, 11/05/04	2,000	2,012
▮■ **Union Pacific Corp.**		
8.35%, 05/01/25	1,000	1,080
		3,092
Sovereign 0.7%		
■ **Republic of South Africa**		
9.13%, 05/19/09	4,000	**4,755**

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Utilities 3.1%		
Electric 3.1%		
■ **Appalachian Power Co.**		
3.60%, 05/15/08	4,000	3,981
■ **Centerpoint Energy Resources, Inc.**		
6.50%, 02/01/08	5,000	5,409
▮ **Columbia Gas Systems Inc.**		
7.32%, 11/28/10	3,131	3,291
Ohio Edison Co.		
4.00%, 05/01/08	2,000	2,007
Pacific Gas and Electric Co.		
3.60%, 03/01/09	3,000	2,970
▮ **PG&E Corp.**		
6.88%, 07/15/08	2,200	2,398
▮ **PG&E Corp., 144A**		
6.88%, 07/15/08	800	872
■ **Public Services Electric & Gas**		
Series C		
4.00%, 11/01/08	2,000	2,017
		22,945

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Asset-Backed Obligations 9.2% of net assets		
Alter Moneta Receivables, L.L.C.		
Series 2003-1		
2.56%, 03/15/11	1,602	1,592
Ameriquest Finance NIM Trust		
Series 2001-RN4 Class A		
4.60%, 07/25/34	1,395	1,392
Ameriquest Mortgage Securities, Inc.		
◗ Series 2004-R8 Class M7		
3.36%, 09/27/04	1,000	1,000
◗ Series 2004-R8 Class M9		
6.58%, 09/27/04	1,200	1,083
◗ **Aria CDO I (Jersey) Ltd.**		
Series IA-3 Class B1U5		
2.97%, 04/07/05	2,000	2,002
◗ **Capital One Master Trust**		
Series 2001-2 Class C		
2.70%, 09/15/04	5,000	5,027
◗ **Chase Credit Card Master Trust**		
Series 2002-4 Class C		
2.44%, 09/15/04	6,000	6,027
◗ **Fremont Home Loan Trust**		
Series 2003-B Class M2		
3.24%, 09/27/04	5,000	5,094
◗ **Household Mortgage Loan Trust**		
Series 2003-HC2 Class M		
2.20%, 09/20/04	2,154	2,158
◗ **Long Beach Mortgage Loan Trust**		
Series 2003-4 Class M3		
3.77%, 09/27/04	4,200	4,341
◗ **Main Street Warehouse Funding Trust**		
Series 2004-MSD Class Note		
3.92%, 09/27/04	5,425	5,435
◗ **MBNA Credit Card Master Note Trust**		
Series 2003-B3 Class B3		
1.98%, 09/15/04	5,000	5,017
Morgan Stanley ABS Capital I		
Series 2003-NC8N		
7.60%, 09/25/33	781	785
Series 2004-NC3N Class Note		
6.00%, 03/25/34	1,396	1,396
Novastar Home Equity Loan		
◗ Series 2004-2 Class M4		
2.82%, 09/27/04	3,000	3,005
◗ Series 2004-2 Class B1		
3.57%, 09/27/04	2,000	2,007
Novastar NIM Trust		
Series 2004-N1		
4.46%, 02/25/34	1,735	1,736
Series 2004-N2		
4.46%, 07/25/34	1,592	1,592
◗ **Option One Mortgage Loan Trust**		
Series 2003-3 Class N		
1.93%, 09/27/04	1,026	1,027
Residential Asset Mortgage Products, Inc.		
Series 2003-RZ3 Class A3		
2.14%, 02/25/30	10,000	9,951
◗ **Terrapin Funding, L.L.C.**		
Series 2003-1A Class B1		
2.86%, 09/08/04	5,000	5,018
		66,685

See financial notes.

Portfolio Holdings continued

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Mortgage-Backed Securities 5.8% of net assets		
Collaterized Mortgage Obligations 4.4%		
Freddie Mac		
Series 2574 Class JM		
5.00%, 03/31/33	6,349	6,474
Series H006 Class A2 Structured Pass Through Securities		
2.84%, 02/15/10	11,337	11,244
(8) Series H010 Class A3 Structured Pass Through Securities		
2.72%, 04/15/10	15,000	14,642
		32,360
U.S. Government Agency Mortgages 1.4%		
Fannie Mae		
Pool #777934		
7.00%, 10/01/08	1,897	2,015
Pool #723718		
7.00%, 03/01/09	1,838	1,953
Pool #785082		
7.00%, 06/01/09	949	1,008
Pool #744150		
7.00%, 08/01/11	965	1,025
Pool #788295		
7.00%, 03/01/13	974	1,034
Pool #725718		
7.00%, 07/01/19	2,901	3,075
		10,110
Commercial Paper & Other Corporate Obligations 1.1% of net assets		
Cox Communications, Inc., Section 4(2)		
1.65%, 09/01/04	8,000	**8,000**

Security and Number of Shares	Value ($ x 1,000)
Preferred Stock 1.0% of net assets	
■ **Shell Frontier Oil & Gas, Series D**	
25,000	2,500
■ **Zurich Regcaps Funding Trust III, 144A**	
50,000	4,877
	7,377
Other Investment Companies 0.1% of net assets	
Provident Institutional Funds — Fed Funds Portfolio 856,670	**857**

End of investments.

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Collateral Invested for Securities on Loan 29.7% of net assets		
Short-Term Investments 1.4%		
Southtrust Bank Time Deposit		
1.53%, 09/01/04	9,834	**9,834**

Security and Number of Shares	Value ($ x 1,000)
Other Investment Companies 28.3%	
Institutional Money Market Trust 206,328,839	**206,329**

End of collateral invested for securities on loan.

 See financial notes.

In addition to the above, the fund held the following at 8/31/04. All numbers are x 1,000 except number of futures contracts.

Futures Contracts

	Number of Contracts	Contract Value	Unrealized Gains
2 Year, Long U.S. Treasury Note, expires 12/30/04	305	64,560	139
5 Year, Long U.S. Treasury Note, expires 12/20/04	260	28,775	126
			265

Statement of
Assets and Liabilities

As of August 31, 2004. All numbers are x 1,000 except NAV.

Assets

Investments, at value (including $211,362 of securities on loan)	$720,596
Collateral invested for securities on loan	216,163
Receivables:	
Fund shares sold	696
Interest	5,645
Dividends	29
Due from brokers for futures	162
Investments sold	2,021
Prepaid expenses	+ 33
Total assets	**945,345**

Liabilities

Collateral held for securities on loan	216,163
Payables:	
Fund shares redeemed	364
Dividends to shareholders	377
Investment adviser and administrator fees	10
Transfer agent and shareholder service fees	10
Accrued expenses	+ 66
Total liabilities	**216,990**

Net Assets

Total assets	945,345
Total liabilities	− 216,990
Net assets	**$728,355**

Net Assets by Source

Capital received from investors	723,938
Net investment income not yet distributed	6
Net realized capital losses	(210)
Net unrealized capital gains	4,621

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$728,355		71,349		$10.21

Unless stated, all numbers are x 1,000.

The amortized cost of the fund's securities was $716,240.

Includes certain restricted but deemed liquid 144A and Section 4(2) securities worth $50,263, or 6.9% of the fund's total net assets.

Not counting short-term obligations and government securities, the fund's security transactions during the period were:

Purchases	$263,572
Sales/maturities	$306,539

The fund's long-term government security transactions were:

Purchases	$465,586
Sales/maturities	$406,024

The fund's total security transactions with other SchwabFunds during the period were $12,294.

These derive from investments, futures and short sales.

Federal Tax Data

Portfolio cost	$716,514
Net unrealized gains and losses:	
Gains	$5,690
Losses	+ (1,608)
	$4,082
As of August 31, 2004:	
Undistributed earnings:	
Ordinary income	$382
Long-term capital gains	$329
Capital losses utilized	$3,151
Reclassifications:	
Net realized capital gains	($135)
Reclassified as:	
Net investment income not yet distributed	$135

 See financial notes.

Statement of
Operations

For September 1, 2003 through August 31, 2004. All numbers are x 1,000.

Investment Income		
Interest		$22,157
Securities on loan		412
Dividends	+	269
Total investment income		**22,838**
Net Realized Gains and Losses		
Net realized gains on investments sold		3,849
Net realized losses on futures contracts		(259)
Net realized losses on short sales	+	(82)
Net realized gains		**3,508**
Net Unrealized Gains and Losses		
Net unrealized gains on investments		17
Net unrealized gains on futures contracts		210
Net unrealized gains on short sales	+	19
Net unrealized gains		**246**
Expenses		
Investment adviser and administrator fees		1,960
Transfer agent and shareholder service fees		1,773
Trustees' fees		11
Custodian and portfolio accounting fees		67
Professional fees		33
Registration fees		58
Shareholder reports		85
Other expenses	+	18
Total expenses		4,005
Expense reduction	−	242
Net expenses		**3,763**
Increase in Net Assets from Operations		
Total investment income		22,838
Net expenses	−	3,763
Net investment income		**19,075**
Net realized gains		3,508
Net unrealized gains	+	246
Increase in net assets from operations		**$22,829**

Unless stated, all numbers are x 1,000.

Calculated as a percentage of average daily net assets: 0.30% of the first $500 million and 0.22% of assets beyond that. These fees are paid to Charles Schwab Investment Management, Inc. (CSIM).

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20% of the fund's assets. These fees are paid to Charles Schwab & Co., Inc. (Schwab).

For the fund's independent trustees only.

This reduction was made by the investment adviser (CSIM). It reflects a guarantee by CSIM and Schwab to limit the annual operating expenses of this fund through at least November 15, 2004, to 0.55% of average daily net assets. Prior to November 16, 2003, this limit was 0.45%. This limit excludes interest, taxes and certain non-routine expenses.

These add up to a net gain on investments of $3,754.

See financial notes.

Statements of

Changes in Net Assets

For the current and prior report periods. All numbers are x 1,000.

Unless stated, all numbers are x 1,000.

Operations

	9/1/03–8/31/04	9/1/02–8/31/03
Net investment income	$19,075	$19,584
Net realized gains	3,508	12,104
Net unrealized gains or losses +	246	(9,681)
Increase in net assets from operations	**22,829**	**22,007**

Distributions Paid

Dividends from net investment income	**$19,204**	**$19,817**

The tax-basis components of distributions are:

Current year
Ordinary income $19,204
Long-term capital gains $—

Prior year
Ordinary income $19,817
Long-term capital gains $—

Transactions in Fund Shares

	9/1/03–8/31/04		9/1/02–8/31/03	
	SHARES	VALUE	SHARES	VALUE
Shares sold	39,870	$406,912	45,091	$459,837
Shares reinvested	1,507	15,354	1,451	14,788
Shares redeemed +	(33,889)	(345,056)	(31,673)	(322,739)
Net transactions in fund shares	**7,488**	**$77,210**	**14,869**	**$151,886**

Shares Outstanding and Net Assets

	9/1/03–8/31/04		9/1/02–8/31/03	
	SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period	63,861	$647,520	48,992	$493,444
Total increase +	7,488	80,835	14,869	154,076
End of period	**71,349**	**$728,355**	**63,861**	**$647,520**

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value from transactions in fund shares, minus distributions paid.

Includes net investment income not yet distributed in the amount of $6 at the end of the current period.

 See financial notes.

Schwab Total Bond Market Fund™

Financial Statements

Financial Highlights

	9/1/03–8/31/04	9/1/02–8/31/03	9/1/01–8/31/02	9/1/00–8/31/01	9/1/99–8/31/00
Per-Share Data ($)					
Net asset value at beginning of period	10.20	10.22	10.24	9.65	9.58
Income from investment operations:					
Net investment income	0.31	0.34	0.47	0.60	0.61
Net realized and unrealized gains	0.32	0.10	0.13	0.59	0.07
Total income from investment operations	0.63	0.44	0.60	1.19	0.68
Less distributions:					
Dividends from net investment income	(0.33)	(0.37)	(0.46)	(0.60)	(0.61)
Distributions from net realized gains	(0.35)	(0.09)	(0.16)	—	—
Total distributions	(0.68)	(0.46)	(0.62)	(0.60)	(0.61)
Net asset value at end of period	10.15	10.20	10.22	10.24	9.65
Total return (%)	6.37	4.37	6.18	12.68	7.36
Ratios/Supplemental Data (%)					
Ratios to average net assets:					
Net operating expenses	0.52	0.43	0.35	0.35	0.36[1]
Gross operating expenses	0.54	0.54	0.57	0.58	0.63
Net investment income	3.08	3.36	4.66	6.00	6.42
Portfolio turnover rate	223	121	74	153	135
Net assets, end of period ($ x 1,000,000)	1,042	1,025	1,053	926	647

[1] The ratio of net operating expenses would have been 0.35% if certain non-routine expenses (proxy fees) had not been included.

See financial notes.

Portfolio Holdings as of August 31, 2004.

This section shows all the securities in the fund's portfolio and their value, as of the report date.

Beginning with the fiscal quarter ended November 30, 2004, the fund will file its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q will be available on the SEC's website at http:/www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The information filed on a fund's most recent Form N-Q will be available by visiting Schwab's website at www.schwab.com/schwabfunds.

We use the symbols below to designate certain characteristics. With the top ten holdings, the number in the circle is the security's rank among the top ten.

- ❶ Top ten holding
- ▲ Delayed-delivery security
- ◗ Variable-rate security
- ▮ Callable security
- ■ Collateral for future contract and delayed-delivery security
- ◆ All or portion of the security is on loan

For fixed-rate obligations, the rate shown is the interest rate (the rate established when the obligation was issued) and the maturity date shown is the stated legal maturity. For variable-rate obligations, the rate shown is the rate as of the report date, and the maturity shown is the later of the next interest rate change date or demand date.

	Holdings by Category	Cost ($x1,000)	Value ($x1,000)
37.8%	**Mortgage-Backed Securities**	387,705	393,681
30.7%	**U.S. Government Securities**	314,041	320,311
24.4%	**Corporate Bonds**	249,085	253,836
19.9%	**Asset-Backed Obligations**	206,584	207,362
6.8%	**Commercial Paper & Other Corporate Obligations**	70,497	70,497
1.7%	**Preferred Stock**	17,211	17,789
0.1%	**Other Investment Companies**	1,160	1,160
121.4%	**Total Investments**	**1,246,283**	**1,264,636**
13.5%	**Collateral Invested for Securities on Loan**	140,799	140,799
(34.9)%	**Other Assets and Liabilities**		(363,643)
100.0%	**Net Assets**		**1,041,792**

Security / Series / Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Mortgage-Backed Securities 37.8% of net assets		
Collateralized Mortgage Obligations 3.8%		
■ **Freddie Mac**		
Series 2574 Class JM		
5.00%, 03/31/33	6,349	6,474
❼ **Freddie Mac Structured Pass Through Securities**		
Series H010 Class A3		
2.72%, 04/15/10	25,000	24,403
Sequoia Mortgage Trust		
◗ Series 2004-4 Class-B1		
2.10%, 09/20/04	5,000	4,930
◗ Series 2004-4 Class B2		
2.50%, 09/20/04	4,000	3,924
		39,731
U.S. Government Agency Mortgages 34.0%		
Fannie Mae		
Pool# 313346		
7.00%, 04/16/06	245	251
Pool# 177450		
7.00%, 06/21/07	13	13
Pool# 187589		
7.00%, 07/21/07	24	25
Pool# 199468		
7.00%, 08/26/07	156	162

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Pool# 234418		
7.00%, 05/30/08	167	177
Pool# 243050		
7.00%, 06/21/08	165	175
Pool# 535662		
7.00%, 09/24/08	3,009	3,195
Pool# 536805		
7.00%, 11/14/08	4	4
Pool# 622533		
7.00%, 06/21/09	204	216
Pool# 322816		
7.00%, 09/09/09	31	33
Pool# 327130		
7.00%, 10/30/09	80	85
Pool# 344397		
7.00%, 06/28/10	18	19
Pool# 404280		
7.00%, 10/09/10	49	52
Pool# 417450		
7.00%, 07/06/11	34	36
Pool# 392512		
7.00%, 09/24/11	8	9
Pool# 390378		
7.00%, 10/02/11	17	18
Pool# 550860		
7.00%, 12/06/11	29	30
Pool# 323437		
5.50%, 05/08/12	374	390
Pool# 613008		
7.00%, 05/08/12	443	471
Pool# 482675		
5.50%, 07/27/12	128	133
Pool# 488587		
5.50%, 08/11/12	86	89
Pool# 535633		
5.50%, 08/11/12	6	6
Pool# 440789		
5.50%, 09/02/12	8	8
Pool# 491110		
5.50%, 09/02/12	154	161
Pool# 496816		
5.50%, 10/15/12	42	44
Pool# 482550		
5.50%, 11/21/12	32	34
Pool# 492793		
5.50%, 11/28/12	40	41
Pool# 527268		
7.00%, 01/11/13	8	9
Pool# 537374		
7.00%, 01/18/13	5	6
Pool# 498293		
7.00%, 05/30/13	12	12
Pool# 539782		
7.00%, 07/13/13	16	17
Pool# 556587		
7.00%, 11/14/13	60	64
Pool# 253430		
7.00%, 01/04/14	170	181
Pool# 574866		
5.50%, 03/04/14	26	28
Pool# 550568		
7.00%, 03/11/14	234	248
Pool# 550415		
7.00%, 03/25/14	41	43
Pool# 572123		
5.50%, 04/09/14	32	33
Pool# 572726		
7.00%, 04/09/14	55	58
Pool# 570681		
5.50%, 05/30/14	4	4
Pool# 253666		
7.00%, 06/14/14	203	215
Pool# 253797		
5.50%, 06/21/14	984	1,022
Pool# 572133		
7.00%, 06/28/14	29	31
Pool# 572794		
7.00%, 07/13/14	23	25
Pool# 535944		
7.00%, 08/04/14	358	381
Pool# 580055		
5.50%, 09/09/14	31	32
Pool# 505038		
5.50%, 10/01/14	8	8
Pool# 569314		
5.50%, 10/16/14	30	32
Pool# 604966		
5.50%, 01/19/15	18	19
Pool# 587851		
5.50%, 01/26/15	37	39
Pool# 545400		
5.50%, 02/03/15	416	432
Pool# 545411		
5.50%, 02/03/15	495	513
Pool# 609703		
5.50%, 02/17/15	396	411

See financial notes.

Portfolio Holdings continued

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Pool# 622466		
5.50%, 02/24/15	20	21
Pool# 711583		
5.50%, 03/26/15	19	20
Pool# 638392		
5.50%, 04/24/15	787	816
Pool# 608827		
7.00%, 04/24/15	13	13
Pool# 625942		
5.50%, 05/30/15	30	32
Pool# 555291		
5.50%, 06/29/15	933	968
Pool# 623761		
7.00%, 07/13/15	60	64
Pool# 555352		
5.50%, 09/02/15	422	438
Pool# 644496		
5.50%, 09/10/15	546	566
Pool# 663217		
5.50%, 09/24/15	43	45
Pool# 650126		
7.00%, 09/24/15	82	87
Pool# 681185		
5.50%, 11/07/15	38	40
Pool# 647546		
5.50%, 11/22/15	26	27
Pool# 254607		
7.00%, 11/22/15	406	431
Pool# 545967		
5.50%, 11/29/15	44	46
Pool# 555456		
5.50%, 11/29/15	598	621
Pool# 545034		
7.00%, 12/01/15	126	134
Pool# 643839		
7.00%, 12/06/15	74	78
Pool# 651274		
7.00%, 12/06/15	590	627
Pool# 680035		
5.50%, 12/14/15	70	72
Pool# 626827		
5.50%, 01/05/16	50	51
Pool# 664109		
5.50%, 01/27/16	42	44
Pool# 678973		
5.50%, 01/27/16	36	37
Pool# 674151		
5.50%, 02/10/16	45	47
Pool# 639919		
5.50%, 02/25/16	417	432
Pool# 671599		
5.50%, 03/25/16	51	53
Pool# 673022		
5.50%, 03/25/16	525	545
Pool# 687154		
5.50%, 04/01/16	34	35
Pool# 679284		
7.00%, 04/09/16	36	39
Pool# 681386		
5.50%, 05/15/16	45	46
Pool# 357350		
5.50%, 05/22/16	146	152
Pool# 674742		
5.50%, 05/22/16	527	547
Pool# 677469		
5.50%, 05/22/16	1,360	1,411
Pool# 677606		
5.50%, 05/22/16	36	37
Pool# 682986		
5.50%, 06/28/16	25	26
Pool# 699526		
5.50%, 11/06/16	31	32
Pool# 731473		
5.50%, 08/01/17	1,104	1,146
Pool# 734622		
5.00%, 07/01/19	996	1,017
Pool# 734623		
5.00%, 07/01/19	996	1,017
Pool# 12217		
▲ 3 6.00%, 09/01/19	28,000	29,409
Pool# 254472		
■ 6.50%, 09/01/22	5,167	5,464
Pool# 628209		
6.50%, 09/09/24	1,013	1,067
Pool# 635861		
6.50%, 09/09/24	4,594	4,842
Pool# 545762		
6.50%, 10/23/24	1,320	1,391
Pool# 644590		
6.50%, 10/23/24	2,671	2,808
Pool# 670402		
6.50%, 12/13/24	290	305
Pool# 555708		
7.50%, 12/28/24	6,111	6,564

 See financial notes.

	Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
	Pool# 656434		
	6.50%, 02/17/25	883	928
	Pool# 680982		
	6.00%, 09/02/25	9,630	9,991
	Pool# 646817		
	6.00%, 04/01/33	5,851	6,072
	Pool# 720769		
	6.00%, 08/01/33	5,217	5,413
	Pool# 727107		
	6.00%, 08/01/33	2,246	2,330
	Pool# 740241		
	6.50%, 09/01/33	5,592	5,878
	Pool# 783691		
	4.50%, 06/01/34	15,952	15,391
	Pool# 46798		
▲	6.50%, 09/01/34	14,000	14,700
	TBA		
▲	5.00%, 09/01/19	15,000	15,281
▲❷	5.00%, 09/01/34	40,000	39,688
▲❻	5.50%, 09/01/34	25,000	25,391
▲	6.00%, 09/01/34	6,000	6,216
	Freddie Mac		
	Pool# C65062		
	6.50%, 08/25/24	7,297	7,699
	Pool# G01477		
	6.00%, 10/23/24	7,032	7,285
	Pool# 4986		
▲	5.00%, 09/01/34	15,000	14,878
	Ginnie Mae		
	Pool# 781478		
	7.50%, 03/15/32	2,679	2,890
	Pool# 614544		
	6.00%, 06/15/33	4,520	4,701
▲	8.00%, 09/01/33	10,000	10,909
	Pool# 616134		
	6.00%, 12/15/33	5,042	5,244
	TBA		
▲❶	6.00%, 09/01/34	47,000	48,777
▲	6.50%, 09/01/34	10,000	10,544
▲	7.00%, 09/01/34	19,000	20,294
			353,950

U.S. Government Securities 30.7% of net assets

U.S. Government Agency Securities 4.9%

	Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
	Fannie Mae		
■	6.00%, 05/15/08	5,000	5,472
■	2.50%, 06/15/08	8,000	7,772
■	6.63%, 09/15/09	2,500	2,829
■◆	4.63%, 10/15/13	8,000	8,068
■	7.25%, 05/15/30	2,500	3,128
	Freddie Mac		
■	7.00%, 03/15/10	5,000	5,779
■◆	5.75%, 01/15/12	5,000	5,472
■◆	5.13%, 07/15/12	5,000	5,264
■◆	4.50%, 01/15/13	5,000	5,033
■	6.25%, 07/15/32	2,500	2,795
			51,612

U.S. Treasury Obligations 25.8%

	Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
	Treasury Inflation Protection Security		
	1.88%, 07/15/13	18,500	19,391
	2.00%, 07/15/14	10,000	10,273
	U.S. Treasury Bills		
■	1.08%, 09/09/04	1,000	1,000
■	1.29%, 11/04/04	115	115
	U.S. Treasury Bonds		
■◆	9.88%, 11/15/15	3,000	4,477
■	7.25%, 05/15/16	2,500	3,145
■	9.00%, 11/15/18	7,000	10,178
■	8.00%, 11/15/21	7,000	9,587
■	7.25%, 08/15/22	6,500	8,336
■❹	6.25%, 08/15/23	23,700	27,537
■	6.13%, 11/15/27	7,500	8,650
■	5.25%, 02/15/29	5,000	5,169
■	6.13%, 08/15/29	1,000	1,158
■◆	6.25%, 05/15/30	5,000	5,897
■◆	5.38%, 02/15/31	15,700	16,721
	U.S. Treasury Notes		
◆	1.63%, 02/28/06	7,000	6,946
◆	2.00%, 05/15/06	3,000	2,988
	2.50%, 05/31/06	7,000	7,026
◆	2.75%, 07/31/06	3,000	3,022
	2.38%, 08/15/06	2,500	2,501
◆	6.50%, 10/15/06	12,900	13,975
◆	2.63%, 11/15/06	6,000	6,020
◆	6.63%, 05/15/07	2,000	2,207

See financial notes.

Portfolio Holdings continued

Security / Series / Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
3.25%, 08/15/07	1,500	1,522
6.13%, 08/15/07	2,000	2,191
◆ 3.00%, 02/15/08	20,175	20,254
◆ 3.13%, 09/15/08	6,750	6,764
3.13%, 10/15/08	2,000	2,002
◆ 3.38%, 12/15/08	1,000	1,009
◆ 3.25%, 01/15/09	8,000	8,027
◆ 3.00%, 02/15/09	3,600	3,572
◆ 4.00%, 06/15/09	2,000	2,064
◆ 3.50%, 08/15/09	3,000	3,026
6.50%, 02/15/10	600	691
5.75%, 08/15/10	5,000	5,586
◆ 5.00%, 02/15/11	3,100	3,337
◆ 4.25%, 11/15/13	2,100	2,127
◆⑩ 4.75%, 05/15/14	21,750	22,833
◆ 4.25%, 08/15/14	7,300	7,375
		268,699

Corporate Bonds 24.4% of net assets

Security / Series / Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Finance 5.3%		
Banking 2.6%		
▸❚■ **Cullen/Frost Capital Trust II**		
2.68%, 09/01/04	4,000	4,038
▸❚■ **Deutsche Bank Capital Trust, 144A**		
Class B		
3.39%, 09/30/04	10,000	10,558
▸■ **Doral Financial Corp.**		
2.46%, 10/20/04	3,000	3,009
❚■ **Emigrant Bancorp., 144A**		
6.25%, 06/15/14	2,000	2,051
▸❚■ **RBS Capital Trust IV**		
2.44%, 09/30/04	3,000	3,040
Standard Chartered PLC		
▸■ Series 1		
1.50%, 12/04/04	3,000	2,367
▸■ Series 3		
1.40%, 01/18/05	2,000	1,585
		26,648
Brokerage 1.1%		
▸❚■ **Credit Suisse Financial Products**		
1.87%, 09/07/04	4,000	4,014
■ **Goldman Sachs Capital I**		
6.35%, 02/15/34	5,000	5,020
■ **Morgan Stanley**		
4.75%, 04/01/14	3,000	2,907
		11,941
Finance Companies 0.6%		
▸❚■ **Capital One Capital I, 144A**		
2.73%, 11/01/04	4,000	3,949
■ **International Lease Finance Corp.**		
5.88%, 05/01/13	2,000	2,126
		6,075
Insurance 0.5%		
▸❚■ **Mangrove Bay Passthru Trust, 144A**		
6.10%, 01/15/05	5,000	**5,103**
Real Estate Investment Trust 0.5%		
▸■ **Istar Financial, Inc., 144A**		
2.72%, 09/13/04	5,000	**5,062**
Industrial 16.1%		
Capital Goods 1.6%		
BAE Asset Systems 2001 Asset Trust, 144A		
Series 2001 Class G		
6.66%, 09/15/13	11,861	13,220
■ **Tyco International Group, SA**		
6.13%, 01/15/09	3,000	3,265
		16,485
Communications 3.8%		
▸■ **America Movil SA de CV, 144A**		
2.29%, 10/27/04	4,000	3,970
❚■ **Directv Holdings/Finance**		
8.38%, 03/15/13	5,000	5,712
❚■ **Echostar DBS Corp.**		
10.38%, 10/01/07	3,220	3,413
▸ **France Telecom**		
9.50%, 09/01/04	2,000	2,640
■ **Rogers Cable Systems, Ltd.**		
Series B		
10.00%, 03/15/05	3,500	3,639
Sprint Capital Corp.		
4.78%, 08/17/06	3,000	3,099
■ 7.63%, 01/30/11	2,000	2,303
❚ **TCI Communications Financing III**		
9.65%, 03/31/27	3,000	3,554

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Telefonos de Mexico SA, 144A		
4.50%, 11/19/08	3,000	3,025
Verizon New England, Inc.		
6.50%, 09/15/11	7,000	7,703
		39,058
Consumer Cyclical 6.4%		
American Axle & Manufacturing, Inc. 144A		
5.25%, 02/11/14	2,000	1,987
Autonation, Inc.		
9.00%, 08/01/08	3,000	3,442
CVS Corp., 144A		
6.12%, 01/10/13	6,585	7,073
D.R. Horton, Inc.		
7.50%, 12/01/07	1,000	1,105
Dana Corp.		
10.13%, 03/15/10	2,500	2,875
Ford Motor Credit Co.		
7.38%, 10/28/09	5,000	5,478
General Motors		
8.38%, 07/15/33	1,000	1,066
General Motors Acceptance Corp.		
2.51%, 10/16/04	5,000	5,009
International Speedway Corp., 144A		
4.20%, 05/15/09	3,000	3,017
5.40%, 04/15/14	2,000	2,046
Liberty Media Corp.		
2.64%, 09/17/04	7,500	7,592
Mandalay Resort Group		
6.45%, 02/01/06	2,000	2,080
Mandalay Resort Group, 144A		
6.50%, 07/31/09	2,500	2,600
MGM Mirage, Inc.		
7.25%, 10/15/06	4,000	4,270
Royal Caribbean Cruises		
6.88%, 12/01/13	2,000	2,085
Ryland Group, Inc.		
9.13%, 06/15/11	2,500	2,813
Schuler Homes		
9.38%, 07/15/09	2,000	2,220
Standard Pacific Corp.		
9.50%, 09/15/10	2,000	2,223
Time Warner Entertainment Co.		
8.38%, 07/15/33	2,000	2,440
Toll Corp.		
8.00%, 05/01/09	1,000	1,048
8.25%, 02/01/11	2,000	2,190
8.25%, 12/01/11	2,000	2,210
		66,869
Consumer Non-Cyclical 1.5%		
Anheuser Busch Cos, Inc.		
5.75%, 01/15/11	3,500	3,626
Fresenius Medical Capital Trust II		
7.88%, 02/01/08	3,000	3,210
Manor Care, Inc.		
8.00%, 03/01/08	1,333	1,520
Miller Brewing Co., 144A		
4.25%, 08/15/08	5,000	5,091
Stater Brothers Holdings, 144A		
4.93%, 09/15/04	2,000	2,050
		15,497
Energy 2.0%		
Husky Oil Ltd.		
8.90%, 08/15/28	6,000	7,010
Magellan Midstream Partners		
6.45%, 06/01/14	5,000	5,262
Phillips Petroleum Co.		
9.38%, 02/15/11	5,000	6,381
XTO Energy, Inc.		
7.50%, 04/15/12	2,000	2,335
		20,988
Technology 0.1%		
Freescale Semiconductor, 144A		
4.38%, 10/15/04	950	**971**
Transportation 0.7%		
Hertz Corp.		
2.89%, 11/05/04	3,000	3,018
Union Pacific Corp.		
8.35%, 05/01/25	4,000	4,319
		7,337

See financial notes.

Portfolio Holdings continued

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Sovereign 0.4%		
▮■ **Industrial Bank of Korea, 144A**		
4.00%, 05/19/14	1,000	981
Republic of South Africa		
■ 9.13%, 05/19/09	1,000	1,189
■ 6.50%, 06/02/14	2,000	2,115
		3,304
Utilities 2.6%		
Electric 2.6%		
■ **Appalachian Power Co.**		
Series H		
5.95%, 05/15/33	3,000	2,936
Centerpoint Eneregy Resources		
Series B		
7.88%, 04/01/13	5,000	5,908
▮■ **Columbia Energy Group**		
Series F		
7.42%, 11/28/15	5,000	5,335
Ohio Edison Co.		
5.45%, 05/01/15	4,000	4,032
■ **Pacific Gas and Electric Co.**		
6.05%, 03/01/34	2,000	2,014
▮ **PG&E Corp.**		
6.88%, 07/15/08	2,800	3,052
▮■ **PG&E Corp., 144A**		
6.88%, 07/15/08	1,115	1,215
■ **Public Services Electric & Gas**		
Series C		
4.00%, 11/01/08	3,000	3,025
		27,517

Asset-Backed Obligations 19.9% of net assets

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
◗ **Aegis Asset Backed Securities Trust**		
Series 2003-1 Class A1		
2.02%, 09/27/04	10,008	10,043
Ameriquest Finance NIM Trust		
Series 2001-RN4 Class A		
4.60%, 07/25/34	2,046	2,041
◗ **Aria CDO I (Jersey) Ltd.**		
Series IA-3 Class B1U5		
2.97%, 04/07/05	2,750	2,753
◗■ **Asset Backed Securities Corp. Home Equity Loan Trust**		
Series 2003-HE1 Class A2		
2.10%, 09/15/04	5,333	5,364
◗ **Capital One Master Trust**		
Series 2001-2 Class C		
2.70%, 09/15/04	6,000	6,033
◗ **Capital One Multi-Asset Execution Trust**		
Series 2003-A1 Class A1		
1.99%, 09/15/04	10,000	10,057
◗■ **CDC Mortgage Capital Trust**		
Series 2003-HE2 Class M2		
3.52%, 09/27/04	5,410	5,578
◗ **Centex Home Equity Loan Trust**		
Series 2003-B Class M1		
2.32%, 09/27/04	19,000	19,139
◗ **Chase Credit Card Master Trust**		
Series 2003-5 Class B		
1.93%, 09/15/04	17,000	17,065
Countrywide Asset-Backed Certificates		
◗■ Series 2001-3 Class M1		
2.12%, 09/27/04	3,000	3,008
◗■ Series 2001-BC3 Class M1		
2.17%, 09/27/04	5,000	5,007
◗■ Series 2002-3 Class M1		
2.37%, 09/27/04	4,000	4,027
◗■ **Emigrant Capital Trust I, 144A**		
3.30%, 09/10/04	1,000	1,000
◗ **First Franklin Mortgage Loan Asset-Backed Certificates**		
Series 2002-FF3 Class A2		
2.08%, 09/27/04	10,830	10,876
◗■ **Long Beach Mortgage Loan Trust**		
Series 2003-4 Class M3		
3.77%, 09/27/04	5,500	5,684
◗ **Main Street Warehouse Funding Trust**		
Series 2004-MSD Class Note		
3.92%, 09/27/04	8,000	8,015
◗■ **Master Asset Backed Securities Trust**		
Series 2003-OPT1 Class A2		
2.04%, 09/27/04	9,168	9,200

 See financial notes.

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
MBNA Credit Card Master Note Trust		
◗ Series 2003-B3 Class B3		
1.74%, 09/15/04	10,000	10,035
◗ Series 2003-C3 Class C3		
2.95%, 09/15/04	4,500	4,598
Morgan Stanley ABS Capital I		
Series 2003-NC8N		
7.60%, 09/25/33	1,227	1,234
Series 2004-NC3N Class Note		
6.00%, 03/25/34	2,221	2,221
◗ ⑧ **New Century Home Equity Loan Trust**		
Series 2004-2 Class A3		
1.87%, 09/27/04	24,299	24,313
Novastar NIM Trust		
Series 2004-N1		
4.46%, 02/25/34	2,670	2,671
◗ **Option One Mortgage Loan Trust**		
Series 2003-6 Class A2		
1.95%, 09/27/04	15,631	15,659
◗■ **Provident Bank Home Equity Loan Trust**		
Series 1997-2 Class A5		
1.85%, 09/27/04	2,027	2,029
Residential Asset Mortgage Products, Inc.		
◗■ Series 2003-RS1 Class AII		
2.01%, 09/27/04	7,914	7,937
Series 2003-RZ4 Class A4		
4.04%, 12/25/30	11,700	11,775
		207,362

Commercial Paper & Other Corporate Obligations 6.8% of net assets

Security Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Countrywide Home Loan		
1.60%, 09/03/04	21,500	21,498
⑤ **Cox Communications, Inc., Section 4(2)**		
1.63%, 09/01/04	26,000	26,000
⑨ **UBS Financial Services, Inc.**		
1.51%, 09/02/04	23,000	22,999
		70,497

Preferred Stock 1.7% of net assets

Security and Number of Shares	Value ($ x 1,000)
Cobank, ACB, 144A	
115,000	6,485
■ **Shell Frontier Oil & Gas, Series D**	
35,000	3,500
■ **Zurich Regcaps Funding Trust III, 144A**	
80,000	7,804
	17,789

Other Investment Companies 0.1% of net assets

Security and Number of Shares	Value ($ x 1,000)
Provident Institutional Funds — Fed Funds Portfolio 1,160,244	**1,160**

End of investments.

Collateral Invested for Securities on Loan 13.5% of net assets

Short-Term Investments 0.6%

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Southtrust Bank Time Deposit		
1.53%, 09/01/04	6,405	**6,405**

Other Investment Companies 12.9%

Security and Number of Shares	Value ($ x 1,000)
Institutional Money Market Trust 134,393,765	**134,394**

End of collateral invested for securities on loan.

See financial notes.

In addition to the above, the fund held the following at 8/31/04. All numbers are x 1,000 except number of futures contracts.

Futures Contracts

	Number of Contracts	Contract Value	Unrealized Gains
2 Year, Long U.S. Treasury Note, expires 12/30/04	280	59,268	111
5 Year, Long U.S. Treasury Note, expires 12/20/04	170	18,814	82
10 Year, Long U.S. Treasury Note, expires 12/20/04	75	8,423	80
			273

Statement of
Assets and Liabilities

As of August 31, 2004. All numbers are x 1,000 except NAV.

Assets

Investments, at value (including $138,103 of securities on loan)	$1,264,636
Collateral invested for securities on loan	140,799
Receivables:	
Fund shares sold	305
Investments sold	3,032
Due from brokers for futures	157
Interest	7,638
Dividends	345
Prepaid expenses	+ 28
Total assets	**1,416,940**

Liabilities

Collateral held for securities on loan	140,799
Payables:	
Fund shares redeemed	308
Dividends to shareholders	210
Investments bought	233,722
Investment adviser and administration fees	15
Transfer agent and shareholder service fees	14
Accrued expenses	+ 80
Total liabilities	**375,148**

Net Assets

Total assets	1,416,940
Total liabilities	– 375,148
Net assets	**$1,041,792**

Net Assets by Source

Capital received from investors	1,018,762
Net investment income not yet distributed	9
Net realized capital gains	4,395
Net unrealized capital gains	18,626

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$1,041,792		102,674		$10.15

Unless stated, all numbers are x 1,000.

The amortized cost of the fund's securities was $1,246,283.

Includes certain restricted but deemed liquid 144A and Section 4(2) securities worth $115,258, or 11.1% of the fund's total net assets.

Not counting short-term obligations and government securities, the fund's security transactions during the period were:

Purchases	$429,647
Sales/maturities	$517,424

The fund's long-term government security transactions were:

Purchases	$1,852,818
Sales/maturities	$1,688,425

The fund's total security transactions with other SchwabFunds during the period were $16,858

These derive from investments, futures, swap agreements and short sales.

Federal Tax Data

Portfolio cost	$1,247,369
Net unrealized gains and losses:	
Gains	$19,681
Losses	+ (2,414)
	$17,267
As of August 31, 2004:	
Undistributed earnings:	
Ordinary income	$3,004
Long-term capital gains	$2,969
Reclassifications:	
Net realized capital gains	($2,363)
Reclassified as:	
Net investment income not yet distributed	$2,363

See financial notes.

Statement of
Operations

For September 1, 2003 through August 31, 2004. All numbers are x 1,000.

Investment Income

Interest	$36,645
Securities on loan	289
Dividends	+ 1,043
Total investment income	**37,977**

Net Realized Gains and Losses

Net realized gains on investments sold	9,648
Net realized gains on futures contracts	1,415
Net realized losses on short sales	+ (69)
Net realized gains	**10,994**

Net Unrealized Gains and Losses

Net unrealized gains on investments	19,659
Net unrealized gains on futures	+ 274
Net unrealized gains	**19,933**

Expenses

Investment adviser and administrator fees	2,709
Transfer agent and shareholder service fees	2,624
Trustees' fees	15
Custodian and portfolio accounting fees	123
Professional fees	36
Registration fees	57
Shareholder reports	95
Other expenses	+ 29
Total expenses	5,688
Expense reduction	– 202
Net expenses	**5,486**

Increase in Net Assets from Operations

Total investment income	37,977
Net expenses	– 5,486
Net investment income	**32,491**
Net realized gains	10,994
Net unrealized gains	+ 19,933
Increase in net assets from operations	**$63,418**

Unless stated, all numbers are x 1,000.

Calculated as a percentage of average daily net assets: 0.30% of the first $500 million and 0.22% of assets beyond that. These fees are paid to Charles Schwab Investment Management, Inc. (CSIM).

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20% of the fund's assets. These fund's are paid to Charles Schwab & Co., Inc. (Schwab).

For the fund's independent trustees only.

This reduction was made by the investment adviser (CSIM). It reflects a guarantee by CSIM and the transfer agent and shareholder service agent (Schwab) to limit the annual operating expenses of this fund through at least November 15, 2004, to 0.55% of average daily net assets. Prior to November 16, 2003, this limit was 0.45%. This limit excludes interest, taxes and certain non-routine expenses.

These add up to a net gain on investments of $30,927.

 See financial notes.

Statements of

Changes in Net Assets

For the current and prior report periods. All numbers are x 1,000.

Operations

	9/1/03–8/31/04	9/1/02–8/31/03
Net investment income	$32,491	$35,167
Net realized gains	10,994	43,377
Net unrealized gains or losses +	19,933	(33,179)
Increase in net assets from operations	**63,418**	**45,365**

Distributions Paid

Dividends from net investment income	34,327	37,803
Distributions from net realized gains on investments +	35,223	9,120
Total distributions paid	**$69,550**	**$46,923**

Transactions in Fund Shares

	9/1/03–8/31/04		9/1/02–8/31/03	
	SHARES	VALUE	SHARES	VALUE
Shares sold	20,689	$209,609	34,089	$351,983
Shares reinvested	6,912	69,703	4,171	43,002
Shares redeemed +	(25,382)	(256,531)	(40,877)	(421,166)
Net transactions in fund shares	**2,219**	**$22,781**	**(2,617)**	**($26,181)**

Shares Outstanding and Net Assets

	9/1/03–8/31/04		9/1/02–8/31/03	
	SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period	100,455	$1,025,143	103,072	$1,052,882
Total increase or decrease +	2,219	16,649	(2,617)	(27,739)
End of period	**102,674**	**$1,041,792**	**100,455**	**$1,025,143**

Unless stated, all numbers are x 1,000.

The tax-basis components of distributions are:

Current year

Ordinary income	$50,360
Long-term capital gains	$19,190

Prior year

Ordinary income	$43,912
Long-term capital gains	$3,011

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value from transactions in fund shares, minus distributions paid.

Includes net investment income not yet distributed in the amount of $9 for the current period and distributions in excess in the amount of $518 for the prior period.

Percent of fund shares owned by other SchwabFunds as of the end of the current period:

Schwab MarketTrack Portfolios

Growth Portfolio	8.6%
Balanced Portfolio	17.9%
Conservative Portfolio	15.1%

Schwab Annuity Portfolios

Growth Portfolio II	0.4%

See financial notes.

Schwab GNMA Fund

Financial Statements

Financial Highlights

Investor Shares	9/1/03– 8/31/04	3/3/03[1]– 8/31/03
Per-Share Data ($)		
Net asset value at beginning of period	9.69	10.00
Income from investment operations:		
Net investment income	0.16	0.06
Net realized and unrealized gains or losses	0.26	(0.17)
Total income or loss from investment operations	0.42	(0.11)
Less distributions:		
Dividends from net investment income	(0.33)	(0.20)
Net asset value at end of period	9.78	9.69
Total return (%)	4.39	(1.11)[2]
Ratios/Supplemental Data (%)		
Ratios to average net assets:		
Net operating expenses	0.51	–
Gross operating expenses	1.11	0.99[3]
Net investment income	1.89	1.37[3]
Portfolio turnover rate	199	105[2]
Net assets, end of period ($ x 1,000,000)	18	21

[1] Commencement of operations.

[2] Not annualized.

[3] Annualized.

 See financial notes.

Select Shares	9/1/03–8/31/04	3/3/03[1]–8/31/03
Per-Share Data ($)		
Net asset value at beginning of period	9.69	10.00
Income from investment operations:		
Net investment income	0.17	0.06
Net realized and unrealized gains or losses	0.26	(0.17)
Total income or loss from investment operations	0.43	(0.11)
Less distributions:		
Dividends from net investment income	(0.34)	(0.20)
Net asset value at end of period	9.78	9.69
Total return (%)	4.53	(1.11)[2]
Ratios/Supplemental Data (%)		
Ratios to average net assets:		
Net operating expenses	0.37	–
Gross operating expenses	0.96	0.83[3]
Net investment income	2.03	1.37[3]
Portfolio turnover rate	199	105[2]
Net assets, end of period ($ x 1,000,000)	19	28

[1] Commencement of operations.
[2] Not annualized.
[3] Annualized.

See financial notes.

Portfolio Holdings as of August 31, 2004.

This section shows all the securities in the fund's portfolio and their value, as of the report date.

Beginning with the fiscal quarter ended November 30, 2004, the fund will file its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q will be available on the SEC's website at http:/www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The information filed on a fund's most recent Form N-Q will be available by visiting Schwab's website at www.schwab.com/schwabfunds.

We use the symbols below to designate certain characteristics. With the top ten holdings, the number in the circle is the security's rank among the top ten.

- ➊ Top ten holding
- ▲ Delayed-delivery security
- ◗ Variable-rate security
- ■ Collateral for future contract and delayed-delivery security

For fixed-rate obligations, the rate shown is the interest rate (the rate established when the obligation was issued) and the maturity date shown is the stated legal maturity. For variable-rate obligations, the rate shown is the rate as of the report date, and the maturity shown is the later of the next interest rate change date or demand date.

	Holdings by Category	Cost ($x1,000)	Value ($x1,000)
97.7%	**Mortgage-Backed Securities**	35,073	35,650
3.3%	**Asset-Backed Obligations**	1,202	1,203
2.7%	**U.S. Government Securities**	996	1,000
0.3%	**Other Investment Companies**	106	106
104.0%	**Total Investments**	**37,377**	**37,959**
(4.0)%	**Other Assets and Liabilities**		(1,452)
100.0%	**Net Assets**		**36,507**

Security / Series / Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Mortgage-Backed Securities 97.7% of net assets		
U.S. Government Agency Mortgages 97.7%		
Fannie Mae		
Pool# 628210		
6.50%, 03/01/32	1,087	1,145
Ginnie Mae		
Pool# 6368		
8.00%, 06/15/05	14	14
Pool# 6371		
8.00%, 08/15/05	1	1
Pool# 6524		
8.00%, 08/15/05	10	10
Pool# 6797		
8.00%, 08/15/05	19	19
Pool# 7378		
8.00%, 09/15/05	28	28
Pool# 10840		
8.00%, 06/15/06	11	11
Pool# 11366		
8.00%, 08/15/06	28	29
Pool# 12016		
8.00%, 09/15/06	12	12
Pool# 13919		
8.00%, 12/15/06	29	30
Pool# 15531		
8.00%, 01/15/07	13	14
Pool# 17250		
8.00%, 09/15/07	1	1
Pool# 24200		
8.00%, 05/15/08	23	25
■ Pool# 25484		
8.00%, 05/15/08	80	86
Pool# 23178		
8.00%, 06/15/08	53	57
Pool# 23912		
8.00%, 08/15/08	55	58
Pool# 33545		
8.00%, 08/15/09	29	31
■ Pool# 585163		
5.00%, 02/15/18	1,430	1,473
➑ Pool# 604782		
5.50%, 11/15/18	1,501	1,568
■ Pool# 358813		
7.50%, 07/15/23	414	449

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
■ Pool# 345964		
7.00%, 11/15/23	158	169
■ Pool# 780168		
6.50%, 05/15/24	81	86
■ Pool# 780560		
6.50%, 05/15/24	151	161
■ Pool# 780034		
7.00%, 08/15/24	514	552
■ Pool# 416898		
7.50%, 04/15/26	254	274
■ Pool# 780421		
7.50%, 08/15/26	206	222
Pool# 451364		
8.50%, 08/15/27	13	14
Pool# 454376		
7.50%, 03/15/28	12	12
Pool# 780770		
6.00%, 04/15/28	397	414
Pool# 458886		
7.00%, 05/15/28	177	190
Pool# 780794		
8.50%, 05/15/28	89	98
Pool# 490807		
7.00%, 11/15/28	280	300
Pool# 434648		
8.50%, 12/15/29	7	7
Pool# 520466		
9.00%, 01/15/30	15	16
Pool# 515763		
9.00%, 06/15/30	11	12
Pool# 515799		
9.00%, 06/15/30	6	7
Pool# 515814		
9.00%, 06/15/30	13	14
Pool# 511872		
7.00%, 01/15/31	243	260
Pool# 538229		
6.50%, 08/15/31	317	335
■ Pool# 563325		
7.00%, 08/15/31	678	726
■ Pool# 590373		
6.50%, 08/15/32	385	407
■ ④ Pool# 552763		
6.50%, 09/15/32	1,921	2,031
■ Pool# 599752		
6.50%, 10/15/32	1,211	1,280
Pool# 553056		
5.50%, 02/15/33	1,300	1,328
■ ② Pool# 604141		
6.00%, 03/15/33	2,659	2,765
■ Pool# 604338		
5.00%, 05/15/33	1,279	1,279
⑩ Pool# 613876		
5.50%, 08/15/33	1,462	1,493
■ Pool# 622095		
5.00%, 09/15/33	1,193	1,193
⑥ Pool# 615538		
5.50%, 09/15/33	1,861	1,901
⑦ Pool# 616134		
6.00%, 12/15/33	1,652	1,718
③ Pool# 574759		
6.00%, 03/15/34	2,354	2,448
⑤ Pool# 605443		
5.00%, 06/15/34	1,998	1,994
① Pool# 630171		
5.50%, 07/15/34	3,995	4,079
Pool# 605633		
5.50%, 08/15/34	1,250	1,276
▲ ⑨ Pool# 6955		
5.50%, 09/01/34	1,500	1,528
		35,650

Asset-Backed Obligations 3.3% of net assets

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Ameriquest Finance NIM Trust		
Series 2001-RN4 Class A		
4.60%, 07/25/34	186	186
◗ **Countrywide Asset-Backed Certificates**		
Series 2003-2 Class M2		
3.28%, 09/27/04	125	128
Morgan Stanley ABS Capital I		
Series 2004-NC1N Class Note		
7.00%, 12/25/33	143	143
Series 2004-NC3N Class Note		
6.00%, 03/25/34	190	190
Novastar NIM Trust		
Series 2004-N1		
4.46%, 02/25/34	400	401
◗ **Option One Mortgage Loan Trust**		
Series 2003-3 Class M2		
3.22%, 09/27/04	100	102

See financial notes.

Portfolio Holdings continued

Security Series Rate, Maturity Date	Face Value ($ x 1,000)	Value ($ x 1,000)
Option One Mortgage Securities Corp. NIM		
Series 2003-2B Class N1		
7.63%, 04/26/33	53	53
		1,203

U.S. Government Securities 2.7% of net assets

U.S. Treasury Notes		
2.25%, 04/30/06	1,000	**1,000**

Security and Number of Shares		Value ($ x 1,000)
Other Investment Companies 0.3% of net assets		
Provident Institutional Funds — Fed Funds Portfolio	105,601	**106**

End of investments.

In addition to the above, the fund held the following at 8/31/04. All numbers are x 1,000 except number of futures contracts.

Futures Contracts

	Number of Contracts	Contract Value	Unrealized Gains
10 Year, Long U.S. Treasury Note, expires 12/30/04	3	337	2
20 Year, Long U.S. Treasury Bond, expires 12/30/04	3	334	3
			5

 See financial notes.

Statement of
Assets and Liabilities

As of August 31, 2004. All numbers are x 1,000 except NAV.

Assets

Investments, at value	$37,959
Receivables:	
Interest	175
Due from brokers for futures	3
Prepaid expenses	+ 1
Total assets	**38,138**

Liabilities

Payables:	
Fund shares redeemed	35
Dividends to shareholders	26
Investments bought	1,510
Investment adviser and administration fees	8
Accrued expenses	+ 52
Total liabilities	**1,631**

Net Assets

Total assets	38,138
Total liabilities	– 1,631
Net assets	**$36,507**

Net Assets by Source

Capital received from investors	37,858
Net investment income not yet distributed	6
Net realized capital losses	(1,944)
Net unrealized capital gains	587

Net Asset Value (NAV) by Share Class

Share Class	Net Assets	÷	Shares Outstanding	=	NAV
Investor Shares	$17,610		1,800		$9.78
Select Shares	$18,897		1,931		$9.78

Unless stated, all numbers are x 1,000.

The fund's amortized cost for these securities was $37,377.

Not counting short-term obligations and government securities, the fund's security transactions during the period were:

Purchases	$2,070
Sales/maturities	$1,847

The fund's long-term government security transactions were:

Purchases	$83,943
Sales/maturities	$94,496

The fund's total security transactions with other SchwabFunds during the period were $899.

These derive from investments, and futures.

Federal Tax Data

Portfolio cost	$37,377
Net unrealized gains and losses:	
Gains	$626
Losses	+ (44)
	$582
As of August 31, 2004:	
Undistributed earnings:	
Ordinary income	$32
Long-term capital gains	$–
Unused capital losses:	
Expires 08/31 of:	
2012	$1,405
Deferred capital losses	$535
Reclassifications:	
Net realized capital gains	($630)
Reclassified as:	
Net investment income not yet distributed	$630

See financial notes.

Statement of
Operations

For September 1, 2003 through August 31, 2004. All numbers are x 1,000.

Investment Income	
Interest	$1,006
Dividends	+ 4
Total investment income	**1,010**
Net Realized Gains and Losses	
Net realized losses on investments sold	(343)
Net realized losses on futures	(2)
Net realized losses	**(345)**
Net Unrealized Gains and Losses	
Net unrealized gains on investments	1,298
Net unrealized gains on futures	+ 5
Net unrealized gains	**1,303**
Expenses	
Investment adviser and administrator fees	190
Transfer agent and shareholder service fees:	
Investor Shares	48
Select Shares	23
Trustees' fees	7
Custodian and portfolio accounting fees	42
Professional fees	34
Registration fees	76
Shareholder reports	6
Other expenses	+ 5
Total expenses	431
Expense reduction	− 247
Net expenses	**184**
Increase in Net Assets from Operations	
Total investment income	1,010
Net expenses	− 184
Net investment income	**826**
Net realized losses	(345)
Net unrealized gains	+ 1,303
Increase in net assets from operations	**$1,784**

Unless stated, all numbers are x 1,000.

Calculated as 0.45% of average daily net assets. These fees are paid to Charles Schwab Investment Management, Inc. (CSIM).

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20% and 0.05% of the assets of each respective share class. These fees are paid to Charles Schwab & Co., (Schwab).

For the fund's independent trustees only.

Includes $166 from the investment adviser (CSIM) and $32 from the transfer agent and shareholder service agent (Schwab). CSIM and Schwab has guaranteed through November 15, 2005 to limit the annual operating expenses (excluding interest, taxes and certain non-routine expenses) to 0.74% for Investor Shares and 0.55% for Select Shares. CSIM and Schwab voluntarily reimbursed an additional $49 to further reduce annual operating expenses during the period. The combination of these reductions resulted in net operating expenses of 0.51% for Investor Shares and 0.37% for Select Shares.

These add up to a net gain on investments of $958.

 See financial notes.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers are x 1,000.

Unless stated, all numbers are x 1,000.

Operations

	9/1/03–8/31/04	3/3/03–8/31/03
Net investment income	$826	$367
Net realized losses	(345)	(241)
Net unrealized gains or losses +	1,303	(716)
Increase or decrease in net assets from operations	**1,784**	**(590)**

Distributions Paid

Dividends from Net Investment Income

	9/1/03–8/31/04	3/3/03–8/31/03
Investor Shares	653	427
Select Shares +	797	668
Total dividends from net investment income	**$1,450**	**$1,095**

The tax-basis components of distributions are:

Current year
Ordinary income $1,450
Long-term capital gains $–

Prior year
Ordinary income $1,095
Long-term capital gains $–

The difference of net investment income between financial statement and tax purposes are:

Current year
Paydown gains $630

Prior year
Paydown gains $728

Transactions in Fund Shares

	9/1/03–8/31/04 SHARES	9/1/03–8/31/04 VALUE	3/3/03–8/31/03 SHARES	3/3/03–8/31/03 VALUE
Shares Sold				
Investor Shares	619	$6,060	2,781	$27,703
Select Shares +	810	7,918	4,705	46,833
Total shares sold	**1,429**	**$13,978**	**7,486**	**$74,536**
Shares Reinvested				
Investor Shares	58	$560	27	$274
Select Shares +	65	640	42	412
Total shares reinvested	**123**	**$1,200**	**69**	**$686**
Shares Redeemed				
Investor Shares	(1,022)	($9,955)	(663)	($6,523)
Select Shares +	(1,872)	(18,228)	(1,819)	(17,836)
Total shares redeemed	**(2,894)**	**($28,183)**	**(2,482)**	**($24,359)**
Net transactions in fund shares	**(1,342)**	**($13,005)**	**5,073**	**$50,863**

Shares Outstanding and Net Assets

	9/1/03–8/31/04 SHARES	9/1/03–8/31/04 NET ASSETS	3/3/03–8/31/03 SHARES	3/3/03–8/31/03 NET ASSETS
Beginning of period	5,073	$49,178	–	$–
Total increase or decrease +	(1,342)	(12,671)	5,073	49,178
End of period	**3,731**	**$36,507**	**5,073**	**$49,178**

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Includes net investment income not yet distributed in the amount of $6 for the current period.

See financial notes.

Financial Notes

Business Structure of the Funds

Each of the funds discussed in this report is a series of Schwab Investments, a no-load, open-end management investment company. The company is organized as a Massachusetts business trust and is registered under the Investment Company Act of 1940, as amended. The sidebar shows the funds in this report and their trust.

Both Schwab YieldPlus Fund® and Schwab GNMA Fund™ offer two share classes: Investor Shares and Select Shares®. Shares of each class represent interest in the same portfolio, but each class has different expenses and investment minimums. Schwab Short-Term Bond Market Fund™ and Schwab Total Bond Market Fund™ each offers one share class.

Shares are bought and sold at net asset value, or NAV, which is the price for all outstanding shares. Each share has a par value of 1/1,000 of a cent, and the trustees may issue as many shares as necessary.

The Trust and Its Funds

This list shows all of the funds included in Schwab Investments. The funds discussed in this report are highlighted.

Schwab Investments organized October 26, 1990

- Schwab 1000 Fund
- Schwab YieldPlus Fund
- Schwab Short-Term Bond Market Fund
- Schwab Total Bond Market Fund
- Schwab GNMA Fund
- Schwab Short/Intermediate Tax-Free Bond Fund
- Schwab Long-Term Tax-Free Bond Fund
- Schwab California Short/Intermediate Tax-Free Bond Fund
- Schwab California Long-Term Tax-Free Bond Fund

Fund Operations

Most of the funds' investments are described in the fund-by-fund sections earlier in this report. However, there are certain other investments and policies that may affect a fund's financials, as described below. Other policies concerning the funds' business operations also are described here.

The funds declare dividends every day they are open for business. These dividends, which are substantially equal to a fund's net investment income for that day, are paid out to shareholders once a month. The funds may make distributions from any net realized capital gains once a year.

The funds may enter into swap agreements. In these transactions, a fund and a counterparty agree to swap payments that are based on two different rates. The counterparty is typically a large financial institution, and the term of the swap is specified in advance. For example, a fund may agree that for six months it will pay the counterparty the equivalent of the interest on a given amount invested at LIBOR (the London Interbank Offered Rate). In exchange, the counterparty might agree to pay a fund the equivalent of the same amount invested in a certain bond index during this same six months.

Swap agreements carry certain risks. Because the net gains or losses stemming from a swap agreement depend on the movements of one rate relative to another, a fund could experience unanticipated losses if one or both rates failed to behave as expected. A fund also could lose money if a counterparty failed to honor the terms of a swap agreement.

The funds may loan securities to certain brokers, dealers and other financial institutions who pay the funds negotiated fees. The funds receive cash, letters of credit or U.S. Government securities as collateral on these loans. All of the cash collateral received is reinvested in high quality, short-term investments. The value of the collateral must be at least 102% of the market value of the loaned securities as of the first day of the loan, and at least 100% each day thereafter.

The funds may buy securities on a delayed-delivery basis. In these transactions, a fund agrees to buy a security for a stated price, with settlement generally occurring within two weeks. If the security's value falls before settlement occurs, a fund could end up paying more for the security than its market value at the time of settlement. The funds have set aside sufficient securities as collateral for those securities bought on a delayed-delivery basis.

The funds may also sell securities short (sell securities they do not own). When they do so, the funds also place assets worth at least 100% of the value of the short securities into segregated accounts, as collateral. If the market value of the short securities subsequently falls, the funds can realize a gain by closing the position. However, if the value rises, the funds typically would have to add to their collateral or close out their short position at a loss. The potential for losses associated with short positions is much greater than the original value of the securities sold short and may exceed amounts recorded in the Statements of Assets and Liabilities.

The funds may invest in futures contracts. Futures contracts involve certain risks because they can be very sensitive to market movements.

One risk is that the price of a futures contract may not move in perfect correlation with the price of the underlying securities. Another risk is that, at certain times, it may be impossible for a fund to close out a position in a futures contract, due to a difference in trading hours or to market conditions that may reduce the liquidity for a futures contract or its underlying securities.

Because futures carry inherent risks, a fund must give the broker a deposit of cash and/or securities (the "initial margin") whenever it enters into the futures contract. The amount of the deposit may vary from one contract to another, but it is generally a percentage of the contract amount.

Futures are traded publicly on exchanges, and their market value changes daily. A fund records the change in market value of futures, and also the change in the amount of margin deposit required ("variation margin").

The funds may enter into "TBA" (to be announced) purchase commitments to purchase securities for a fixed price at a future date, typically not exceeding 45 days. TBAs may be considered securities in themselves, and involve a risk of loss if the value of the security to be purchased declines prior to settlement date. This risk is in addition to the risk of decline in a fund's other assets.

The funds may enter into mortgage dollar roll transactions. In these transactions, a fund sells mortgage-backed securities for delivery in the current month and simultaneously agrees to buy back, on a given date in the future, securities of a similar type, coupon rate and maturity. Dollar roll transactions involve the risk that the market value of the security sold short by the fund may decline below the repurchase price of similar securities.

The funds pay fees to affiliates of the Investment Adviser for various services. Through their trust, the funds have agreements with Charles Schwab Investment Management, Inc. (CSIM) to provide investment advisory and administrative services and with Charles Schwab & Co., Inc. (Schwab) to provide transfer agent and shareholder services.

Although these agreements specify certain fees for these services, CSIM and Schwab have made additional agreements with the funds that may limit the total expenses charged. The rates and limitations for these fees vary from fund to fund, and are described in each fund's Statement of Operations.

The funds may engage in certain transactions involving affiliates. For instance, a fund may let other SchwabFunds buy and sell fund shares, particularly Schwab MarketTrack Portfolios.

The funds may make direct transactions with certain other SchwabFunds when practical. When one fund is seeking to sell a security that another is seeking to buy, an interfund transaction can allow both funds to benefit by reducing transaction costs. This practice is limited to funds that share the same investment adviser, trustees and officers.

Pursuant to an exemptive order issued by the SEC, the funds may enter into interfund borrowing and lending transactions within the SchwabFunds. All loans are for temporary or emergency purposes only. The interest rate charged on the loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The interfund lending facility is subject to the oversight and periodic review of the Board of Trustees of the SchwabFunds.

Trustees may include people who are officers and/or directors of the investment adviser or Schwab. Federal securities law limits the percentage of such "interested persons" who may serve on a trust's board, and the trust was in compliance with these limitations throughout the report period. The trust did not pay any of these persons for their service as trustees, but it did pay non-interested persons (independent trustees), as noted in each fund's Statement of Operations.

The funds may borrow money from banks and custodians. The funds may obtain temporary bank loans through the trusts to which they belong, to use for meeting shareholder redemptions or for extraordinary or emergency purposes. The trusts have custodian overdraft facilities and line of credit arrangements of $150 million and $100 million with PNC Bank, N.A., and Bank of America, N.A., respectively. The funds pay interest on the amounts they borrow at rates that are negotiated periodically. There was no borrowing for any funds during the period.

The funds intend to meet federal income and excise tax requirements for regulated investment companies. Accordingly, the funds distribute substantially all of their net investment income and realized net capital gains (if any) to their respective shareholders each year. The net investment income and realized capital gains and losses may differ for financial statement and tax purposes primarily due to differing treatments of paydown gains and losses and amortization of bond discounts and premiums. As long as a fund meets the tax requirements, it is not required to pay federal income tax.

Under the funds' organizational documents, the officers and trustees are indemnified against certain liability arising out of the performance of their duties to the funds. In addition, in the normal course of business the funds enter into contracts with their vendors and others that provide general indemnifications. The funds' maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the funds. However, based on experience, the funds expect the risk of loss to be remote.

Accounting Policies

The following are the main policies the funds use in preparing their financial statements.

The funds value the securities in their portfolios every business day. The funds use the following policies to value various types of securities:

Bonds and notes: valued at halfway between the most recent bid and asked quotes or, if such quotes are unavailable, at prices for securities of comparable maturity, credit quality and type. Valuations for bonds and notes are provided by an independent bond-pricing service.

Securities for which no quoted value is available, including restricted securities: valued at fair value, as determined in good faith by the fund's investment adviser using guidelines adopted by the fund's Board of Trustees. In the determination of a fair valuation the guidelines include but are not limited to the use of analytical data, business conditions, recent trades, general and/or specific market trends and any emergency or significant events that would have a material impact on the value of the security.

Swap agreements: each open contract is valued at a formula that varies with the specific terms of the agreement.

Futures and forwards: open contracts are valued at their settlement prices as of the close of their exchanges (for futures) or at a market value based on that day's exchange rates (for forwards). When a fund closes out a futures or forwards position, it calculates the difference between the value of the position at the beginning and at the end, and records a realized gain or loss accordingly.

Short-term securities (60 days or less to maturity): valued at amortized cost.

If a fund sells securities short, it records the proceeds received as an asset and the obligation to buy back the securities as a liability. At the time a short sale is initiated, the asset and the liability are of equal value and effectively cancel each other out. Subsequently, the fund values the liability side of the transaction according to the market price of the securities sold short, and values the asset side according to the value of the proceeds. When the fund closes out a short position (buys the security), it records the outcome as a realized gain or loss. Interest accrued on securities sold short is recorded as an expense on the fund's records.

Security transactions are recorded as of the date the order to buy or sell the security is executed.

Interest income is recorded as it accrues. If a fund buys a debt security at a discount (that is, for less than its face value) or a premium (more than face value), it amortizes the discount or premium from the current date up to maturity. The fund then increases (in the case of discounts) or reduces (in the case of premiums) the income it records from the security. If the security is callable (meaning that the issuer has the option to pay it off before its maturity date), then the fund amortizes the premium to the security's call date and price, rather than the maturity date and price.

Realized gains and losses from security transactions are based on the identified costs of the securities involved. Gains and losses from paydowns on mortgage and asset backed securities are recorded as adjustments to interest income.

Expenses that are specific to a fund or a class are charged directly to that fund or class. Expenses that are common to all funds within the trust generally are allocated among the funds in proportion to their net assets.

For funds offering multiple share classes, all of the realized and unrealized gains or losses and net investment income, other than class specific expenses, are allocated daily to each class in proportion to its net assets.

Each fund maintains its own account for purposes of holding assets and accounting, and is considered a separate entity for tax purposes. Within its account, each fund also keeps certain assets in segregated accounts, as may be required by securities law.

The accounting policies described above conform with accounting principles generally accepted in the United States of America. Notwithstanding this, shareholders should understand that in order to follow these principles, fund management has to make estimates and assumptions that affect the information reported in the financial statements. It's possible that once the results are known, they may turn out to be different from these estimates.

Report of Independent Registered Public Accounting Firm

To the Board of Trustees and Shareholders of:
Schwab YieldPlus Fund
Schwab Short-Term Bond Market Fund
Schwab Total Bond Market Fund
Schwab GNMA Fund

In our opinion, the accompanying statements of assets and liabilities, including the portfolio holdings, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Schwab YieldPlus Fund, Schwab Short-Term Bond Market Fund, Schwab Total Bond Market Fund, and Schwab GNMA Fund (the "Funds") at August 31, 2004, the results of each of their operations for the year then ended, and the changes in each of their net assets and the financial highlights for the periods presented, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Funds' management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at August 31, 2004 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
San Francisco, CA
October 18, 2004

Fund Trustees

A fund's Board of Trustees is responsible for protecting the interests of that fund's shareholders. The tables below give information about the people who serve as trustees and officers for the SchwabFunds®, including the funds covered in this report. Trustees remain in office until they resign, retire or are removed by shareholder vote.[1]

Under the Investment Company Act of 1940, any officer, director, or employee of Schwab or CSIM is considered an "interested person," meaning that he or she is considered to have a business interest in Schwab or CSIM. These individuals are listed as "interested trustees." The "independent trustees" are individuals who, under the 1940 Act, are not considered to have a business interest in Schwab or CSIM.

Each of the SchwabFunds (of which there were 51 as of 8/31/04) belongs to one of these trusts: The Charles Schwab Family of Funds, Schwab Investments, Schwab Capital Trust or Schwab Annuity Portfolios. Currently all these trusts have the same trustees and officers. The address for all trustees and officers is 101 Montgomery Street, San Francisco, CA 94104. You can find more information about the trustees and officers in the Statement of Additional Information, which is available free by calling 1-800-435-4000.

Individuals Who Are Interested Trustees and Officers of the Trust

Name and Birthdate	Trust Position(s); Trustee Since	Main Occupations and Other Directorships and Affiliations
Charles R. Schwab[2] 7/29/37	Chair, Trustee: Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Director, The Charles Schwab Corp., Charles Schwab & Co., Inc.; Chair, Director, Charles Schwab Investment Management, Inc.; Chair, Charles Schwab Holdings (UK); CEO, Director, Charles Schwab Holdings, Inc.; Chair, CEO Schwab (SIS) Holdings, Inc. I, Schwab International Holdings, Inc.; Director, Charles Schwab Bank, N.A., U.S. Trust Corp., United States Trust Co. of New York, Siebel Systems (software), Xsign, Inc. (electronic payment systems), TrustMark, Inc., All Kinds of Minds (education); Trustee, Stanford University. *Until 5/04:* Director, The Gap, Inc. (clothing retailer). *Until 5/03:* Co-CEO, The Charles Schwab Corp. *Until 3/02:* Director, Audiobase, Inc. (Internet audio solutions). *Until 5/02:* Director, Vodaphone AirTouch PLC (telecommunications). *Until 7/01:* Director, The Charles Schwab Trust Co.

[1] The SchwabFunds retirement policy requires that independent trustees elected after January 1, 2000 retire at age 72 or after twenty years of service as a trustee, whichever comes first. Independent trustees elected prior to January 1, 2000 will retire on the following schedule: Messrs. Holmes and Dorward will retire on December 31, 2007, and Messrs. Stephens and Wilsey will retire on December 31, 2010.

[2] In addition to his position with the investment adviser and the distributor, Mr. Schwab also owns stock of The Charles Schwab Corporation.

Individuals Who Are Interested Trustees but Not Officers of the Trust

Name and Birthdate	Trustee Since	Main Occupations and Other Directorships and Affiliations
Dawn G. Lepore[1] 3/21/54	2003 (all trusts).	Vice Chair, The Charles Schwab Corp.; *Until 10/01:* CIO, The Charles Schwab Corporation. *Until 1999:* EVP, The Charles Schwab Corporation. Director, Wal-Mart Stores, eBay, Inc.

Individuals Who Are Officers of the Trust but Not Trustees

Name and Birthdate	Trust Office(s) Held	Main Occupations and Other Directorships and Affiliations
Evelyn Dilsaver 5/4/55	President, CEO (all trusts).	EVP, President, Charles Schwab Investment Management, Inc; *Until 7/04:* SVP for Development and Distribution, Asset Management Products and Services Enterprise; *Until 6/03:* EVP, CFO, Administrative Officer, U.S. Trust Corp.
Tai-Chin Tung[2] 3/7/51	Treasurer, Principal Financial Officer (all trusts).	SVP, CFO, Charles Schwab Investment Management, Inc.; SVP, The Charles Schwab Trust Co.; Director, Charles Schwab Asset Management (Ireland) Ltd., Charles Schwab Worldwide Funds PLC.
Stephen B. Ward 4/5/55	SVP, Chief Investment Officer (all trusts).	SVP, Chief Investment Officer, Director, Charles Schwab Investment Management, Inc.; CIO, The Charles Schwab Trust Co.
Koji E. Felton 3/13/61	Secretary (all trusts).	SVP, Chief Counsel, Assistant Corporate Secretary, Charles Schwab Investment Management, Inc. *Until 6/98:* Branch Chief in Enforcement, U.S. Securities and Exchange Commission, San Francisco.

[1] Ms. Lepore resigned her position on the board effective October 10, 2004. In addition to her position with the investment adviser and the distributor, Ms. Lepore also owned stock of The Charles Schwab Corporation.

[2] Ms. Tung resigned her position as an officer of the trust effective September 1, 2004.

Individuals Who Are Independent Trustees

Name and Birthdate	Trustee Since	Main Occupations and Other Directorships and Affiliations
Mariann Byerwalter 8/13/60	2000 (all trusts).	Chair, JDN Corp. Advisory LLC; Trustee, Stanford University, America First Cos., (venture capital/fund management), Redwood Trust, Inc. (mortgage finance), Stanford Hospitals and Clinics, SRI International (research), PMI Group, Inc. (mortgage insurance), Lucile Packard Children's Hospital, Laudus Trust, Laudus Variable Insurance Trust. *2001:* Special Advisor to the President, Stanford University. *Until 2002:* Director, LookSmart, Ltd. (Internet infrastructure). *Until 2001:* VP, Business Affairs, CFO, Stanford University.
Donald F. Dorward 9/23/31	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	CEO, Dorward & Associates (corporate management, marketing and communications consulting). *Until 1999:* EVP, Managing Director, Grey Advertising.
William A. Hasler 11/22/41	2000 (all trusts).	Co-CEO, Aphton Corp. (bio-pharmaceuticals). Trustee, Solectron Corp. (manufacturing), Airlease Ltd. (aircraft leasing), Mission West Properties (commercial real estate), Stratex Corp. (network equipment); Public Governor, Laudus Trust, Laudus Variable Insurance Trust; Member, executive committee, Pacific Stock & Options Exchange. *Until 2003:* Trustee, Tenera, Inc. (services and software). *Until 1998:* Dean, Haas School of Business, University of California, Berkeley.
Robert G. Holmes 5/15/31	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Director, Semloh Financial, Inc. (international financial services and investment advice).
Gerald B. Smith 9/28/50	2000 (all trusts).	Chair, CEO, Founder, Smith Graham & Co. (investment advisors); Trustee, Rorento N.V. (investments—Netherlands), Cooper Industries (electrical products, tools and hardware); Member, audit committee, Northern Border Partners, L.P. (energy). *Until 2002:* Director, Pennzoil-Quaker State Co. (oil and gas).
Donald R. Stephens 6/28/38	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Managing Partner, D.R. Stephens & Co. (investments). *Until 1996:* Chair, CEO, North American Trust (real estate investment trust).
Michael W. Wilsey 8/18/43	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Wilsey Bennett, Inc. (transportation, real estate and investments).

Glossary

Alternative Minimum Tax (AMT) A federal income tax designed to limit the extent to which high-income taxpayers (including individuals, estates, trusts and corporations) can benefit from certain deductions and exemptions. For example, some types of income that are exempt from regular federal income tax are not exempt from the AMT.

asset allocation The practice of dividing a portfolio among different asset classes, with each asset class assigned a particular percentage.

asset-backed securities Bond or other debt securities that represent ownership in a pool of debt obligations such as credit card debt.

asset class A group of securities with similar structure and basic characteristics. Stocks, bonds and cash are the three main examples of asset classes.

average rate The average rate of interest paid annually by the fixed-income securities in a fund or portfolio.

bond A security representing a loan from the investor to the issuer. A bond typically pays interest at a fixed rate (the "coupon rate") until a specified date (the "maturity date"), at which time the issuer returns the money borrowed ("principal" or "face value") to the bondholder. Because of their structure, bonds are sometimes called "fixed income securities" or "debt securities."

An individual bond is subject to the credit risk of the issuer. Changes in interest rates can affect a bond's market value prior to call or maturity. There is no guarantee that a bond's yield to call or maturity will provide a positive return over the rate of inflation.

bond fund A bond fund is subject to the same credit, interest rate, and inflation risks as bonds. In addition, a bond fund incurs ongoing fees and expenses. A bond fund's net asset value will fluctuate with the price of the underlying bonds and the portfolio turnover activity; return of principal is not guaranteed.

call An early repayment of a bond's principal by the issuer, usually done because the issuer is able to refinance its bond debt at a lower rate.

call protection A term used in reference to a bond that cannot be called by the issuer before maturity, or at least for many years from the present date. A bond that offers call protection can more reliably be expected to provide a given yield over a given number of years than a bond that could be called (assuming both bonds are of the same credit quality).

capital gain, capital loss The difference between the amount paid for an investment and its value at a later time. If the investment has been sold, the capital gain or loss is considered a realized gain or loss. If the investment is still held, the gain or loss is still "on paper" and is considered unrealized.

certificate of participation A municipal bond that is repaid from an annual budget appropriation rather than being backed by the full faith and credit of the issuer.

coupon, coupon rate The annual rate of interest paid until maturity by the issuer of a debt security.

credit quality The capacity of an issuer to make its interest and principal payments. See chart below.

credit risk The risk that a bond issuer may be unable to pay interest or principal to its bondholders.

discount rate The implied rate on a debt security that does not pay interest but is bought at a discount and redeemed at face value when it matures.

Credit Ratings

Most major bond issuers arrange with a recognized independent rating organization, such as Standard & Poor's (S&P) or Moody's Investors Service, to rate the creditworthiness of their bonds. The spectrum of these ratings is divided into two major categories: investment grade and below investment grade (sometimes called "junk bonds"). Bonds rated below investment grade range from those that are considered to have some vulnerability to default to those that appear on the brink of default or are in default.


Credit Quality
Capacity to Make Payments
Investment Grade Bonds
Below Investment Grade Bonds
AAA
AA
A
BBB
BB
B
CCC
CC
C
D
Strongest
Adequate
Somewhat speculative
Highly speculative
In default

dividend Money from earnings that is distributed to shareholders as a given amount per share.

duration A measure of a bond's sensitivity to interest rates. Calculations of duration generally take into account the investment's yield, interest payments, maturity date and call features. Like maturity, duration is expressed in years, but is more accurate than maturity in determining the effect of interest rate movements on a bond investment's price. The duration of a portfolio equals the market value weighted average of the duration of the bonds held in the portfolio.

expense ratio The amount that is taken from a mutual fund's assets each year to cover the fund's operating expenses. An expense ratio of 0.50% means that a fund's expenses amount to half of one percent of its average net assets a year.

general obligation bonds Municipal bonds that are secured by the issuer's full faith and credit, which typically is backed by the power of the issuer to levy taxes.

interest Payments to bondholders (usually made twice a year) as compensation for loaning the bond principal to the issuer.

interest rate risk The risk that a bond's value will fluctuate if market interest rates change or are expected to change. Bond prices tend to move in the opposite direction of interest rates: when interest rates rise, bond prices tend to fall.

market risk Those elements of risk that are common to all securities in an asset class, and therefore cannot be significantly reduced by diversification within the asset class. Also known as "systematic risk."

maturity The date a bond is scheduled to be "retired" and its principal amount returned to the bondholder.

mortgage-backed securities Bond or other debt securities that represent ownership in a pool of mortgage loans.

muni, municipal bonds, municipal securities Debt securities issued by a state, its counties, municipalities, authorities and other subdivisions, or the territories and possessions of the United States and the District of Columbia, including their subdivisions, agencies and instrumentalities and corporations. These securities may be issued to obtain money for various public purposes, including the construction of a wide range of public facilities such as airports, bridges, highways, housing, hospitals, mass transportation, public utilities, schools, streets, and water and sewer works.

net asset value (NAV) The value of one share of a mutual fund. NAV is calculated by taking the fund's total assets, subtracting liabilities, and dividing by the number of shares outstanding.

outstanding shares, shares outstanding When speaking of a company or mutual fund, indicates all shares currently held by investors.

prepayment risk The risk that a mortgage-backed security may be paid off early, typically because interest rates have fallen and the homeowners who hold the underlying mortgages have refinanced those mortgages at lower rates. In this type of situation, the investor who held the mortgage-backed security will usually have to settle for a lower rate when reinvesting the principal.

restricted securities Securities that are subject to contractual restrictions on resale and may be sold only to "qualified institutional buyers" under Securities Act Rule 144A. These securities are often purchased in private placement transactions.

revenue bonds Municipal bonds that are issued to finance public works projects and are secured by revenue generated by the project (such as water and sewer fees) rather than the full faith and credit of the issuer.

section 4(2)/144A securities Securities exempt from registration under Section 4(2) of the Securities Act of 1933. These securities may be sold only to qualified institutional buyers under Securities Act Rule 144A.

taxable-equivalent yield The yield an investor would need to get from a taxable investment in order to match the yield paid by a given tax-exempt investment, once the effect of all applicable taxes is taken into account. For example, if your tax rate were 25%, a tax-exempt investment paying 4.5% would have a taxable-equivalent yield for you of 6.0% (4.5% ÷ [1 – 0.25%] = 6.0%).

total return The percentage that an investor would have earned or lost on an investment in the fund assuming dividends and distributions were reinvested.

weighted average For mutual funds, an average that gives the same weight to each security as the security represents in the fund's portfolio.

weighted average maturity For mutual funds, the maturity of all the bonds in its portfolio, calculated as a weighted average. As a rule, the longer a fund's weighted average maturity, the greater its interest rate risk.

yield The income paid out by an investment, expressed as a percentage of the investment's market value.

yield to maturity The annualized rate of return a bondholder could expect if the bond were held to maturity. In addition to interest payments, yield to maturity also factors in any difference between a bond's current price and its principal amount, or face value.

Notes

SchwabFunds® offers you a complete family of mutual funds, each one based on a clearly defined investment approach and using disciplined management strategies. The list at right shows all currently available SchwabFunds.

Whether you're an experienced investor or just starting out, SchwabFunds can help you achieve your financial goals. An investor should consider a fund's investment objectives, risks, and charges and expenses carefully before investing or sending money. This and other important information can be found in the fund's prospectus. Please call 1-800-435-4000 for a prospectus and brochure for any SchwabFund. Please read the prospectus carefully before you invest. This report must be preceded or accompanied by a current prospectus.

Methods for Placing Orders

The following information outlines how Schwab investors can place orders. If you are investing through a third-party investment provider, methods for placing orders may be different.

Internet[1]
www.schwab.com

Schwab by Phone™ [2]
Use our automated voice service or speak to a representative. Call **1-800-435-4000,** day or night (for TDD service, call **1-800-345-2550**).

TeleBroker®
Use our automated touch-tone phone service at **1-800-272-4922.**

Mail
Write to SchwabFunds at:
P.O. Box 3812
Englewood, CO
80155-3812

When selling or exchanging shares, be sure to include the signatures of at least one of the persons whose name is on the account.

Proxy Voting Policies, Procedures and Results

A description of the proxy voting policies and procedures used to determine how to vote proxies on behalf of the funds is available without charge, upon request, by visiting Schwab's web site at www.schwab.com/schwabfunds, the SEC's web site at http://www.sec.gov, or by contacting SchwabFunds at 1-800-435-4000.

Information regarding how a fund voted proxies relating to portfolio securities during the most recent twelve-month period ended June 30 is available, without charge, by visiting Schwab's web site at www.schwab.com/schwabfunds or the SEC's website at http://www.sec.gov.

[1] Shares of Sweep Investments™ may not be purchased directly over the Internet.

[2] Orders placed in person or through a telephone representative may be subject to a service fee payable to Schwab.

The SchwabFunds Family®

Stock Funds

Schwab S&P 500 Fund
Schwab 1000 Fund®
Schwab Small-Cap Index Fund®
Schwab Total Stock Market Index Fund®
Schwab International Index Fund®
Schwab Core Equity Fund™
Schwab Dividend Equity Fund™
Schwab Small-Cap Equity Fund™
Schwab Hedged Equity Fund™
Schwab Focus Funds
- Communications Focus Fund
- Financial Services Focus Fund
- Health Care Focus Fund
- Technology Focus Fund

Schwab MarketMasters Funds®
- Schwab U.S. MarketMasters Fund™
- Schwab Small-Cap MarketMasters Fund™
- Schwab International MarketMasters Fund™
- Schwab Balanced MarketMasters Fund™

Asset Allocation Funds

Schwab MarketTrack Portfolios®
- Schwab MarketTrack All Equity Portfolio™
- Schwab MarketTrack Growth Portfolio™
- Schwab MarketTrack Balanced Portfolio™
- Schwab MarketTrack Conservative Portfolio™

Bond Funds

Schwab YieldPlus Fund®
Schwab Short-Term Bond Market Fund™
Schwab Total Bond Market Fund™
Schwab GNMA Fund™
Schwab Short/Intermediate Tax-Free Bond Fund™
Schwab Long-Term Tax-Free Bond Fund™
Schwab California Short/Intermediate Tax-Free Bond Fund™
Schwab California Long-Term Tax-Free Bond Fund™

Schwab Money Funds

Schwab offers an array of money market funds that seek high current income consistent with safety and liquidity.[3] Choose from taxable or tax-advantaged alternatives. Many can be linked to your Schwab account to "sweep" cash balances automatically, subject to availability, when you're between investments. Or, for your larger cash reserves, choose one of our Value Advantage Investments®.

[3] Investments in money market funds are neither insured nor guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency and, although they seek to preserve the value of your investment at $1 per share, it is possible to lose money.

charles SCHWAB

Investment Adviser

Charles Schwab Investment Management, Inc.
101 Montgomery Street, San Francisco, CA 94104

Distributor

SchwabFunds®
P.O. Box 3812, Englewood, CO 80155–3812

Printed on recycled paper.
REG13655-06

Schwab Tax-Free Bond Funds

Annual Report
August 31, 2004

Schwab Short/Intermediate Tax-Free Bond Fund™

Schwab Long-Term Tax-Free Bond Fund™

Schwab California Short/Intermediate Tax-Free Bond Fund™

Schwab California Long-Term Tax-Free Bond Fund™


charles SCHWAB

Four funds designed to offer tax-free income.[1]

In this report

Fund investment adviser: Charles Schwab Investment Management, Inc. (CSIM).
Distributor and transfer agent: Charles Schwab & Co., Inc. (Schwab).

[1] A portion of income may be subject to the alternative minimum tax (AMT) and, for the national funds, state and local income taxes as well.

From the Chairman



Charles Schwab
Chairman

Dear Shareholder:

As I look around at the state of mutual funds, I'm happy to see an industry that has resolved many of the challenges it faced just a year ago. I've always maintained that mutual funds are one of the most cost-effective ways to participate in financial markets, and I am heartened that investors can look to the industry with renewed confidence.

Likewise, when I assess the state of Schwab, I see a robust, financially sound company. But, as is true of most dynamic businesses, change is necessary and often is key to improving client relationships and stimulating growth. One recent change, which I'm very happy to announce, is that Evelyn Dilsaver has been named CEO and President of SchwabFunds®.

Although new to the position, Evelyn is no stranger to SchwabFunds, having been an officer in several other capacities at Schwab. Just prior to accepting this new role, Evelyn oversaw product development, management and distribution of asset-management products, including mutual funds. Before that, she held the CFO and CAO positions for U.S. Trust, a subsidiary of the Charles Schwab Corporation. Her broad experience in product creation, coupled with a comprehensive understanding of your financial needs and her commitment to you, make her the ideal candidate for her new role.

I speak for Evelyn, as well as the rest of the SchwabFunds group, when I say we recognize that your investment reflects the trust you have placed in those of us responsible for managing your wealth, and it is a responsibility that we assume with the utmost integrity. This commitment to our shareholders will not change, as nothing is more important to us than your trust. Thank you for investing with us.

Sincerely,

Charles Schwab

Management's Discussion for the year ended August 31, 2004



Evelyn Dilsaver is President and CEO of Charles Schwab Investment Management, Inc. and is president of each of the funds covered in this report. She joined the firm in 1992 and has held a variety of executive positions at Schwab.

Dear Shareholder:

I want to let you know how excited I am to take on my new role as President and CEO of SchwabFunds®. I feel as though my experience at Schwab has prepared me well for this role as each position has been focused on meeting the needs of our clients. I promise that I will continue on this path and that my goal is to offer you even better service and more relevant choices.

When we discuss SchwabFunds with our clients, for example, we frequently hear that you want to know that you're getting the best value. Oftentimes, we find that shareholders are unaware that some of the more popular SchwabFunds offer Select Shares®, a share class that carries lower expenses in exchange for higher investment minimums. My plan is to build on this legacy of value and continue to offer unique investment solutions to help you meet your financial goals.

I also want to let you know that we plan to continue to provide and expand SchwabFunds commentaries. Providing this information is one of the many ways we help individual investors select investments that are appropriate for your financial goals and time horizons.

I look forward to serving you in my new role. And, as Chuck Schwab mentioned on the previous page, your trust is very important to us and I will do all I can to earn and maintain that trust. Thank you for investing in SchwabFunds.

Sincerely,

Evelyn Dilsaver



Joanne Larkin, a vice president of the investment adviser, has had overall management responsibility for the funds since their inception. She joined the firm in 1992, and has worked in fixed-income asset management and research since 1984.

The Investment Environment and the Funds

The encouraging economic climate that was reported toward the end of 2003 continued to improve into 2004. Factory orders rose amid the pick-up in capital spending and production gained some strength. Retail sales continued to rise. Housing activity was still significant, but mortgage refinancing lost much of its steam as mortgage rates inched upward for the first time since March 2000.

The final piece of the economic recovery—job growth—fell into place via strong non-farm payroll numbers that started to show strength in spring 2004. With the economic recovery more broad-based, investors, who only a year ago feared deflation, started to worry about inflation. Their inflationary concerns were partly based on surging oil prices, which hit what was then an all-time high amid tight supplies. And while commodity prices moderated somewhat during the report period, previous increases started to show up in broad measures of inflation. Labor costs also were beginning to rise. Nonetheless, the Federal Reserve (Fed) continued to hold the Fed funds target rate near a 45-year low until later in the year.

Continued accommodation on the part of the Fed, coupled with high productivity and massive purchases of U.S. Treasury securities by Asian central banks, kept a lid on bond yields, which had started to rise in the last half of 2003. Yields on the benchmark 10-year Treasury bond completed a bit of a bumpy round trip so far in 2004. First they fell and then they rose, finally ending the report period at virtually the same place that they were at the end of 2003.

Yields of Municipal Securities: Effective Yields of Five-Year and 30-Year Municipal Bonds


8%
6%
4%
2%
8/31/94
8/96
8/98
8/00
8/02
8/31/04
5-Year AAA GO Bond
30-Year Bond Buyer 40 Index

During the period, the spread between the 5-year and 30-year yields narrowed slightly, as yields were basically unchanged.

Yields, or interest rates, represent the cost of borrowing money. Rapid economic growth, waning investor interest in bonds, an increase in the issuance of bonds, or the expectation of higher inflation can drive rates up, while the opposite conditions can push rates down.

Data source: Bloomberg L.P.

Continued accommodation on the part of the Fed, coupled with high productivity and massive purchases of U.S. Treasury securities by Asian central banks, kept a lid on bond yields, which had started to rise in the last half of 2003.

With the balance of relevant economic indicators continuing to be positive, the trend among managers was to shorten durations in anticipation of the Fed increasing its Fed funds target rate from the 1.00% level established in June 2003. And on June 30, 2004, the Fed did just that, raising rates 0.25%, up to 1.25%.

Unfortunately, the early summer employment numbers, along with other key economic data, such as retail sales, came in lower than expected. Second-quarter GDP dipped to an annualized 3.3%, still healthy, but down from 4.5% in first quarter. With consumer spending comprising about 70% of GDP, higher inflation eroded purchasing power and consumers responded by backing off from the marketplace. Market watchers ascribed the weakness to geo-political uncertainty, terrorism, the rise in oil prices and the upcoming presidential election. Business, meanwhile, remained strong, with both capital spending and corporate earnings up versus the previous year. This led investors to ask if this was a summer soft patch or a more pronounced economic slowdown. The Fed viewed it as a soft patch, because at its August 2004 meeting, it increased its Fed funds target rate another 0.25%, up to 1.50%.

Muni yields were unchanged or lower until about mid-spring when yields started to rise dramatically. At that time, strong employment numbers and a record issuance of munis, including the $15 billion California bond deal, caused yields to rise. Just a few months later, when the employment numbers came in weak and supply slowed down, yields again moved up significantly, though they moderated as the price of oil inched upwards.

Yield Advantage of Munis over Treasurys: For Five-Year Bonds; Tax Brackets Shown are the Highest Applicable

Demand was strong throughout the period, although when supply spiked in spring, munis became more attractive relative to Treasurys. By the end of the period, however, yields had returned to nearly the same level as they were at the beginning of the report period.

This chart shows how much more the average five-year muni yielded than the average five-year Treasury after federal (or combined California and federal) income tax.

Data source: Bloomberg L.P.


1.5%
1.0%
0.5%
0.0%
8/31/94
8/96
8/98
8/00
8/02
8/31/04
Federal 35.0% Bracket
Federal/CA 41.05% Bracket

Performance at a Glance

Total return for the 12 months ended 8/31/04

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Schwab Short/Intermediate Tax-Free Bond Fund™	**3.74%**
Benchmark	**2.83%**
Fund Category[1]	**2.30%**

Performance Details . . . . page 7

Schwab Long-Term Tax-Free Bond Fund™	**6.77%**
Benchmark	**7.11%**
Fund Category[1]	**6.58%**

Performance Details . . . . page 9

Schwab California Short/Intermediate Tax-Free Bond Fund™	**3.59%**
Benchmark	**2.83%**
Fund Category[1]	**4.84%**

Performance Details . . . . page 11

Schwab California Long-Term Tax-Free Bond Fund™	**7.36%**
Benchmark	**7.11%**
Fund Category[1]	**6.99%**

Performance Details . . . . page 13

Investors were concerned about the credit quality of several states, as revenues from income taxes declined significantly due to reduced payrolls and stock-related income. While many local and regional economies suffered during the first part of the report period, they rebounded somewhat in 2004. The state with the most widely publicized budget problems was California, where bonds were on a bit of a roller-coaster ride. While the short-term liquidity problem was eased when the huge California bond deal was passed, our credit group, which follows many hundreds of California bond issuers, was able to help us identify investment-grade bonds that still offered attractive yields.

All of the funds posted net gains for the report period and met the goal of providing tax-free income. We continued to focus on high-quality bonds, with about 70% of the funds' assets in the top-two credit categories. Given the uncertainty in the economy, we took a rather conservative stance and kept the funds' maturities in a narrow range throughout the report period, shortening them only slightly toward the end of it.

Our security selection strategy was to buy higher-quality AAA- and AA-rated bonds whose revenues came mainly from essential services, such as utilities, that generally do well in any economic climate.

The Schwab Short/Intermediate Tax-Free Bond Fund and the Schwab Long-Term Tax-Free Bond Fund did well, with the Schwab Short/Intermediate Tax-Free Bond Fund outperforming its benchmark and the category average. The Schwab Long-Term Tax-Free Bond Fund also beat the category average, but it slightly lagged its benchmark.

We were slightly overweight in higher-quality bonds, the best performing sector over the report period. The abundant supply of California bonds gave us the opportunity to put them into the national funds which helped to boost the funds' performance. In terms of duration, we started off the period a little longer than our peers, but shortened-up slightly over the period.

All fund and index figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly.

Expenses may be partially absorbed by fund management. Without these reductions, the fund's total return would have been lower. Performance does not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.

A portion of income may be subject to the alternative minimum tax (AMT) and, for the national funds, state and local income tax as well.

[1] Source for category information: Morningstar, Inc.

Our security selection strategy was to buy higher -quality AAA- and AA-rated bonds whose revenues came mainly from essential services, such as utilities, that generally do well in any economic climate.

The Schwab California Short/Intermediate Tax-Free Bond Fund and the Schwab California Long-Term Tax-Free Bond Fund outperformed their benchmarks, and the Schwab California Long-Term Tax-Free Bond Fund also beat its category average. California, which like many other states suffered for several years, enjoyed a strong fourth quarter 2003. While this helped to boost the state's revenues, it was the $15 billion bond deal that impacted Moody's decision to upgrade the state's rating to A3 in May. (In August, Standard & Poor's raised the state's rating to A, while Fitch raised its rating to A- in September.)

In May/June, when a lot of California supply was available, we took advantage of the opportunity to extend the portfolio. The funds continued to hold high coupon/shorter maturity bonds, which would act as a cushion in rising interest-rate environments.

Nothing in this report represents a recommendation of a security by the investment adviser. Manager views and portfolio holdings may have changed since the report date.

Schwab Short/Intermediate Tax-Free Bond Fund™

Performance as of 8/31/04

Average Annual Total Returns[1, 2]

This bar chart compares performance of the fund with its benchmark and Morningstar category.



Fund
Benchmark: Lehman Brothers 3-Year Municipal Bond Index
Fund Category: Morningstar Municipal Short Bond
10%
5%
0%
-5%
3.74%
2.83%
2.30%
4.69%
4.85%
3.97%
4.54%
4.91%
4.16%
1 Year
5 Years
10 Years

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[1]

This graph shows performance over ten years of a hypothetical $10,000 investment in the fund, compared with a similar investment in its benchmark.



$15,591 Fund
$16,164 Lehman Brothers 3-Year Municipal Bond Index
$20,000
$15,000
$10,000
$5,000
8/94
8/96
8/98
8/00
8/02
8/04

All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly.

[1] Performance does not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.

[2] Source for category information: Morningstar, Inc.

Fund Facts as of 8/31/04

Statistics

Number of Holdings	66
Style Assessment[1]	
Interest Rate Sensitivity	Short
Credit Quality	High
30-Day SEC Yield[2]	2.07%
Taxable-Equivalent Yield[3]	3.18%
12-Month Distribution Yield[2]	2.72%
Weighted Average Maturity	4.0 yrs
Weighted Average Duration	3.5 yrs
Weighted Average Credit Quality	AAA
Portfolio Turnover Rate	19%
Minimum Initial Investment ($1,000 for custodial accounts)	$2,500

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Portfolio Composition

These charts show three different views of the fund's portfolio: by type of security, credit quality of the security and remaining maturity. All figures are shown as a percentage of the fund's investments.

By Security Type


59.4% Revenue Bonds
18.5% General Obligation Bonds
14.5% Certificates of Participation
3.4% Variable-Rate Demand Notes
3.2% Bond Anticipation Notes
1.0% Special Tax Bonds

By Credit Quality[4]


71.5% AAA
12.1% AA
10.3% A
0.9% BBB
5.2% Short-Term Ratings or Unrated Securities

By Maturity


4.1% 0-6 Months
29.4% 7-36 Months
32.9% 37-60 Months
33.6% More than 60 Months

Portfolio holdings may have changed since the report date.

[1] Source: Morningstar, Inc. Interest rate sensitivity and credit quality are two main components of bond performance. The assessment reflects the fund's portfolio as of 8/31/04 and is not a precise indication of risk or performance—past, present or future. Definitions of style assessments: Sensitivity (measured as duration): Short, up to 4.5 years; Medium, more than 4.5 years to less than seven years; Long, seven years or greater. Credit quality: High, AA or better; Medium, A or BBB; Low, BB or lower.

[2] The yield does not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.

[3] This is the taxable-equivalent 30-day SEC yield for a hypothetical investor in the highest federal tax bracket (35.00%). Your tax rate may be different.

[4] Based on ratings from Moody's. Where Moody's ratings are not available, Standard & Poor's ratings are used. The fund may use different ratings provided by other ratings agencies for purposes of determining compliance with the fund's investment policies.

Schwab Long-Term Tax-Free Bond Fund™

Performance as of 8/31/04

Average Annual Total Returns[1, 2]

This bar chart compares performance of the fund with its benchmark and Morningstar category.



Fund
Benchmark: Lehman Brothers General Municipal Bond Index
Fund Category: Morningstar Municipal National Long Bond
10%
5%
0%
-5%
6.77%
7.11%
6.58%
6.95%
6.66%
5.58%
6.26%
6.55%
5.61%
1 Year
5 Years
10 Years

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[1]

This graph shows performance over ten years of a hypothetical $10,000 investment in the fund, compared with a similar investment in its benchmark.



$18,360 Fund
$18,873 Lehman Brothers General Municipal Bond Index
$20,000
$15,000
$10,000
$5,000
8/94
8/96
8/98
8/00
8/02
8/04

All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly.

[1] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's total return would have been lower. Performance does not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.

[2] Source for category information: Morningstar, Inc.

Fund Facts as of 8/31/04

Statistics

Number of Holdings	47
Style Assessment[1]	
Interest Rate Sensitivity	Long
Credit Quality	High
30-Day SEC Yield[2]	3.88%
30-Day SEC Yield–No Waiver[3]	3.86%
Taxable-Equivalent Yield[4]	5.97%
12-Month Distribution Yield[2]	3.92%
Weighted Average Maturity	12.9 yrs
Weighted Average Duration	7.0 yrs
Weighted Average Credit Quality	AAA
Portfolio Turnover Rate	10%
Minimum Initial Investment ($1,000 for custodial accounts)	$2,500

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Portfolio Composition

These charts show three different views of the fund's portfolio: by type of security, credit quality of the security and remaining maturity. All figures are shown as a percentage of the fund's investments.

By Security Type



67.2% Revenue Bonds
23.4% General Obligation Bonds
5.6% Certificates of Participation
3.7% Variable-Rate Demand Notes
0.1% Other Investment Companies

By Credit Quality[5]



80.4% AAA
7.0% AA
11.2% A
1.3% BBB
0.1% Short-Term Ratings or Unrated Securities

By Maturity



3.8% 0-1 Year
16.5% 2-10 Years
71.1% 11-20 Years
8.6% 21-30 Years

Portfolio holdings may have changed since the report date.

[1] Source: Morningstar, Inc. Interest rate sensitivity and credit quality are two main components of bond performance. The assessment reflects the fund's portfolio as of 8/31/04 and is not a precise indication of risk or performance—past, present or future. Definitions of style assessments: Sensitivity (measured as duration): Short, up to 4.5 years; Medium, more than 4.5 years to less than seven years; Long, seven years or greater. Credit quality: High, AA or better; Medium, A or BBB; Low, BB or lower.

[2] Fund expenses have been partially absorbed by CSIM and Schwab. The yield does not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.

[3] Yield if fund expenses had not been partially absorbed by CSIM and Schwab.

[4] This is the taxable-equivalent 30-day SEC yield for a hypothetical investor in the highest federal tax bracket (35.00%). Your tax rate may be different.

[5] Based on ratings from Moody's. Where Moody's ratings are not available, Standard & Poor's ratings are used. The fund may use different ratings provided by other ratings agencies for purposes of determining compliance with the fund's investment policies.

Schwab California Short/Intermediate Tax-Free Bond Fund™

Performance as of 8/31/04

Average Annual Total Returns[1, 2]

This bar chart compares performance of the fund with its benchmark and Morningstar category.



Fund
Benchmark: Lehman Brothers 3-Year Municipal Bond Index
Fund Category: Morningstar Municipal California Intermediate/Short Bond
10%
5%
0%
-5%
3.59%
2.83%
4.84%
4.52%
4.85%
5.13%
4.57%
4.91%
5.20%
1 Year
5 Years
10 Years

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[1]

This graph shows performance over ten years of a hypothetical $10,000 investment in the fund, compared with a similar investment in its benchmark.



$15,640 Fund
$16,164 Lehman Brothers 3-Year Municipal Bond Index
$20,000
$15,000
$10,000
$5,000
8/94
8/96
8/98
8/00
8/02
8/04

All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly.

[1] Performance does not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.

[2] Source for category information: Morningstar, Inc.

Fund Facts as of 8/31/04

Statistics

Number of Holdings	72
Style Assessment[1]	
Interest Rate Sensitivity	Short
Credit Quality	High
30-Day SEC Yield[2]	2.20%
Taxable-Equivalent Yield[3]	3.73%
12-Month Distribution Yield[2]	2.95%
Weighted Average Maturity	4.7 yrs
Weighted Average Duration	3.2 yrs
Weighted Average Credit Quality	AA
Portfolio Turnover Rate	17%
Minimum Initial Investment ($1,000 for custodial accounts)	$2,500

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Portfolio Composition

These charts show three different views of the fund's portfolio: by type of security, credit quality of the security and remaining maturity. All figures are shown as a percentage of the fund's investments.

By Security Type


61.1% Revenue Bonds
14.8% General Obligation Bonds
12.3% Certificates of Participation
5.9% Variable-Rate Demand Notes
3.6% Tax Allocation Bonds
1.6% Put Bonds
0.7% Special Tax Bonds

By Credit Quality[4]


65.1% AAA
15.3% AA
16.7% A
2.5% BBB
0.4% Short-Term Ratings or Unrated Securities

By Maturity


5.0% 0-6 Months
27.3% 7-36 Months
17.8% 37-60 Months
49.9% More than 60 Months

Portfolio holdings may have changed since the report date.

[1] Source: Morningstar, Inc. Interest rate sensitivity and credit quality are two main components of bond performance. The assessment reflects the fund's portfolio as of 8/31/04 and is not a precise indication of risk or performance—past, present or future. Definitions of style assessments: Sensitivity (measured as duration): Short, up to 4.5 years; Medium, more than 4.5 years to less than seven years; Long, seven years or greater. Credit quality: High, AA or better; Medium, A or BBB; Low, BB or lower.

[2] The yield does not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.

[3] This is the taxable-equivalent 30-day SEC yield for a hypothetical investor in the highest combined federal and California tax bracket (41.05%). Your tax rate may be different.

[4] Based on ratings from Moody's. Where Moody's ratings are not available, Standard & Poor's ratings are used. The fund may use different ratings provided by other ratings agencies for purposes of determining compliance with the fund's investment policies.

Schwab California Long-Term Tax-Free Bond Fund™

Performance as of 8/31/04

Average Annual Total Returns[1, 2]

This bar chart compares performance of the fund with its benchmark and Morningstar category.



Fund
Benchmark: Lehman Brothers General Municipal Bond Index
Fund Category: Morningstar Municipal California Long Bond
10%
5%
0%
-5%
7.36%
7.11%
6.99%
6.50%
6.66%
5.66%
6.27%
6.55%
5.76%
1 Year
5 Years
10 Years

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[1]

This graph shows performance over ten years of a hypothetical $10,000 investment in the fund, compared with a similar investment in its benchmark.



$18,403 Fund
$18,873 Lehman Brothers General Municipal Bond Index
$20,000
$15,000
$10,000
$5,000
8/94
8/96
8/98
8/00
8/02
8/04

All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly.

[1] Performance does not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.

[2] Source for category information: Morningstar, Inc.

Fund Facts as of 8/31/04

Statistics

Number of Holdings	71
Style Assessment[1]	
Interest Rate Sensitivity	Long
Credit Quality	High
30-Day SEC Yield[2]	4.32%
Taxable-Equivalent Yield[3]	7.33%
12-Month Distribution Yield[2]	4.22%
Weighted Average Maturity	16.6 yrs
Weighted Average Duration	7.9 yrs
Weighted Average Credit Quality	AA
Portfolio Turnover Rate	15%
Minimum Initial Investment ($1,000 for custodial accounts)	$2,500

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Portfolio Composition

These charts show three different views of the fund's portfolio: by type of security, credit quality of the security and remaining maturity. All figures are shown as a percentage of the fund's investments.

By Security Type



73.3% Revenue Bonds
11.2% Certificates of Participation
7.4% General Obligation Bonds
5.9% Tax Allocation Bonds
1.8% Special Tax Bonds
0.4% Variable-Rate Demand Notes

By Credit Quality[4]



61.0% AAA
4.1% AA
12.8% A
20.6% BBB
1.5% Short-Term Ratings or Unrated Securities

By Maturity



2.3% 0-1 Year
9.0% 2-10 Years
58.7% 11-20 Years
27.5% 21-30 Years
2.5% More than 30 Years

Portfolio holdings may have changed since the report date.

[1] Source: Morningstar, Inc. Interest rate sensitivity and credit quality are two main components of bond performance. The assessment reflects the fund's portfolio as of 8/31/04 and is not a precise indication of risk or performance—past, present or future. Definitions of style assessments: Sensitivity (measured as duration): Short, up to 4.5 years; Medium, more than 4.5 years to less than seven years; Long, seven years or greater. Credit quality: High, AA or better; Medium, A or BBB; Low, BB or lower.

[2] The yield does not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.

[3] This is the taxable-equivalent 30-day SEC yield for a hypothetical investor in the highest combined federal and California tax bracket (41.05%). Your tax rate may be different.

[4] Based on ratings from Moody's. Where Moody's ratings are not available, Standard & Poor's ratings are used. The fund may use different ratings provided by other ratings agencies for purposes of determining compliance with the fund's investment policies.

Fund Expenses

Examples for a $1,000 Investment

As a fund shareholder, you incur two types of costs: transaction costs, such as redemption fees; and, ongoing costs, such as management fees, transfer agent and shareholder services fees, and other fund expenses.

The expense examples below are intended to help you understand your ongoing cost (in dollars) of investing in a fund and to compare this cost with the ongoing cost of investing in other mutual funds. These examples are based on an investment of $1,000 invested for six-months beginning March 1, 2004 and held through August 31, 2004.

Actual Return lines in the table below provide information about actual account values and actual expenses. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. To do so, simply divide your account value by $1,000 (for example, an $8,600 account value ÷ $1,000 = 8.6), then multiply the result by the number given for your fund under the heading entitled "Expenses Paid During Period."

Hypothetical Return lines in the table below provide information about hypothetical account values and hypothetical expenses based on a fund's actual expense ratio and an assumed return of 5% per year before expenses. Because the return used is not an actual return, it may not be used to estimate the actual ending account value or expenses you paid for the period.

You may use this information to compare the ongoing costs of investing in the fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only, and do not reflect any transactional costs, such as redemption fees. If these transactional costs were included, your costs would have been higher.

	Expense Ratio[1] (Annualized)	Beginning Account Value at 3/1/04	Ending Account Value (Net of Expenses) at 8/31/04	Expenses Paid During Period[2] 3/1/04–8/31/04
Schwab Short/Intermediate Tax-Free Bond Fund™	0.63%			
Actual Return		$1,000	$997.50	$3.16
Hypothetical 5% Return		$1,000	$1,021.97	$3.20
Schwab Long-Term Tax-Free Bond Fund™	0.65%			
Actual Return		$1,000	$1,004.00	$3.27
Hypothetical 5% Return		$1,000	$1,021.87	$3.30
Schwab California Short/Intermediate Tax-Free Bond Fund™	0.61%			
Actual Return		$1,000	$1,000.90	$3.07
Hypothetical 5% Return		$1,000	$1,022.07	$3.10
Schwab California Long-Term Tax-Free Bond Fund™	0.61%			
Actual Return		$1,000	$1,008.20	$3.08
Hypothetical 5% Return		$1,000	$1,022.07	$3.10

[1] Based on the most recent six-month expense ratio; may differ from the expense ratio provided in Financial Highlights.

[2] Expenses for each fund are equal to that fund's annualized expense ratio, multiplied by the average account value over the period, multiplied by 184 days of the period, and divided by 366 days of the fiscal year.

Schwab Short/Intermediate Tax-Free Bond Fund™

Financial Statements

Financial Highlights

	9/1/03–8/31/04	9/1/02–8/31/03	9/1/01–8/31/02	9/1/00–8/31/01	9/1/99–8/31/00
Per-Share Data ($)					
Net asset value at beginning of period	10.59	10.63	10.42	10.08	10.05
Income from investment operations:					
Net investment income	0.29	0.30	0.35	0.39	0.41
Net realized and unrealized gains or losses	0.10	(0.04)	0.20	0.34	0.03
Total income from investment operations	0.39	0.26	0.55	0.73	0.44
Less distributions:					
Dividends from net investment income	(0.29)	(0.30)	(0.34)	(0.39)	(0.41)
Net asset value at end of period	10.69	10.59	10.63	10.42	10.08
Total return (%)	3.74	2.50	5.37	7.42	4.50
Ratios/Supplemental Data (%)					
Ratios to average net assets:					
Net operating expenses	0.63	0.60	0.49	0.49	0.50[1]
Gross operating expenses	0.63	0.63	0.70	0.73	0.75
Net investment income	2.73	2.83	3.29	3.84	4.11
Portfolio turnover rate	19	11	28	14	11
Net assets, end of period ($ x 1,000,000)	161	159	139	109	76

[1] The ratio of net operating expenses would have been 0.49% if certain non-routine expenses (proxy fees) had not been included.

 See financial notes.

Portfolio Holdings as of August 31, 2004.

This section shows all the securities in the fund's portfolio and their value, as of the report date.

Beginning with the fiscal quarter ended November 30, 2004, the fund will file its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q will be available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The information filed on a fund's most recent Form N-Q will be available by visiting Schwab's website at www.schwab.com/schwabfunds.

We use the symbols below to designate certain characteristics. With the top ten holdings, the number in the circle is the security's rank among the top ten.

- ➊ Top ten holding
- ✚ Credit-enhanced security
- ◗ Liquidity-enhanced security
- • Certificate of participation

For fixed-rate obligations, the rate shown is the interest rate (the rate established when the obligation was issued) and the maturity date shown is the stated legal maturity. For variable-rate obligations, the rate shown is the rate as of the report date, and the maturity shown is the later of the next interest rate change date or demand date.

	Holdings by Category	Cost ($x1,000)	Value ($x1,000)
98.8%	**Municipal Bonds**	154,987	159,388
0.0%	**Other Investment Companies**	47	47
98.8%	**Total Investments**	**155,034**	**159,435**
1.2%	**Other Assets and Liabilities**		1,956
100.0%	**Net Assets**		**161,391**

Issuer Project Type of Security, Series	Rate	Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Municipal Bonds 98.8% of net assets				
Fixed-Rate Obligations 95.4%				
Arizona 5.0%				
✚•➌ **Arizona State**				
Refunding Bonds, Series 2002B	5.00%	09/01/07	5,000	5,413
Catalina Foothills Unified School District No. 16				
✚ General Obligation Refunding Bonds, Series 2004	4.25%	07/01/06	1,235	1,291
✚ General Obligation Refunding Bonds, Series 2004	5.00%	07/01/07	1,315	1,418
				8,122
California 9.7%				
Alameda Public Financing Authority				
1997 Revenue Bond Refinancing				
Revenue Bonds, Series 1999	4.95%	09/02/07	2,065	2,122
California Department of Water Resources				
Power Supply Revenue Bonds, Series 2002A	5.50%	05/01/10	1,000	1,123
✚➊ **California State Public Works Board**				
Department of Corrections				
Lease Revenue Refunding Bonds, Series 2004D	5.00%	12/01/09	5,500	6,109

See financial notes.

Portfolio Holdings continued

Issuer Project Type of Security, Series	Rate	Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
California Statewide Communities Development Authority				
Kaiser Permanente				
Revenue Bonds, Series 2002D	4.35%	03/01/07	3,000	3,127
Santa Clara County Financing Authority				
Measure B Transportation Improvement Program				
Special Obligation Bonds, Series 2003	4.00%	08/01/06	3,000	3,112
				15,593
Colorado 1.3%				
+ **Adams County, School District #50**				
General Obligation Refunding Bonds, Series 2004	4.00%	12/01/07	2,000	**2,113**
Connecticut 0.7%				
+ **Connecticut State**				
General Obligation Refunding Bonds, Series 2004B	4.00%	12/01/09	1,000	**1,061**
District of Columbia 2.6%				
+ (8) **Washington D.C. Convention Center Authority**				
Dedicated Tax Senior Lien Revenue Bonds, Series 1998	5.00%	10/01/06	4,000	**4,252**
Florida 2.1%				
+ **Miami-Dade County**				
Miami International Airport (Hub of the Americas)				
Aviation Revenue Refunding Bonds, Series 2004	2.00%	10/01/05	3,450	**3,460**
Georgia 4.5%				
+ (10) **Atlanta**				
Airport General Revenue Refunding Bonds, Series 2003RF-A	5.00%	01/01/10	3,660	4,024
Georgia State				
General Obligation Bonds, Series 2000D	6.00%	10/01/07	2,865	3,197
				7,221
Illinois 0.7%				
+ **Chicago Public Building Commission**				
Board of Education Building				
Revenue Bonds, Series 1999C	5.50%	02/01/06	1,000	**1,052**
Indiana 1.4%				
+ **Lake County**				
First Mortgage Lease Revenue Bonds, Series 2000	5.25%	08/01/09	2,040	**2,273**
Kentucky 2.5%				
Kentucky Property & Buildings Commission				
Project No. 71				
Revenue Bonds	5.50%	08/01/09	2,795	3,166
Revenue Bonds	5.50%	08/01/09	705	793
				3,959

 See financial notes.

Issuer Project Type of Security, Series	Rate	Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Louisiana 1.0%				
+• **New Orleans** Refunding Bonds, Series 1998B	4.50%	12/01/05	1,600	**1,643**
Massachusetts 3.1%				
Massachusetts State General Obligation Refunding Bonds, Series 2001A	5.50%	01/01/11	2,500	2,828
+ *Consolidated Loan of 2002* Special Obligation Revenue Bonds, Series A	5.00%	06/01/10	2,000	2,220
				5,048
Michigan 3.3%				
+ **Detroit** Limited Tax General Obligation Capital Improvement Bonds, Series 2002A	5.00%	04/01/07	1,000	1,074
+9 **Wayne County** *Detroit Metropolitan Wayne County Airport* Airport Revenue Refunding Bonds, Series 2002D	5.00%	12/01/10	3,900	4,241
				5,315
Missouri 1.4%				
+ **St. Louis Municipal Finance Corp.** *Convention Center Project* Leasehold Revenue Refunding Bonds, Series 2003	5.25%	07/15/10	2,000	**2,247**
Nebraska 2.3%				
+ **American Public Energy Agency** *Nebraska Public Gas Agency Project* Gas Supply Revenue Bonds, Series 1998C	4.00%	09/01/07	3,500	**3,688**
Nevada 1.0%				
+ **Henderson** *Seven Hills* Senior Limited Obligation Refunding Bonds, Series 2001A	4.63%	08/01/11	1,540	**1,680**
New Jersey 3.3%				
+ **Mercer County** *Regional Sludge Project* Refunding Revenue Bonds, Series 2003	5.00%	12/15/09	1,300	1,442
+• **New Jersey Transit Corp.** *Federal Transit Administration Grants* Series 2000B	5.50%	09/15/07	3,500	3,815
				5,257
New Mexico 0.9%				
Farmington *Public Service Co. of New Mexico, San Juan and Four Corners Project* Pollution Control Revenue Refunding Bonds, Series 2003A	2.75%	04/01/06	1,500	**1,491**

See financial notes.

Portfolio Holdings continued

Issuer Project Type of Security, Series	Rate	Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
New York 12.6%				
+ **Franklin County**				
General Obligation Public Improvement Bonds, Series 1998	4.25%	11/01/06	715	752
New York City				
General Obligation Bonds, Series 1999H	4.75%	03/15/07	3,000	3,178
General Obligation Bonds, Series 2003A	5.25%	08/01/09	1,825	2,009
General Obligation Bonds, Series 2003B	5.25%	08/01/09	1,000	1,101
General Obligation Bonds, Series 2003J	5.00%	06/01/09	2,500	2,717
New York State Thruway Authority				
④ General Revenue Bond Anticipation Notes, Series 2004A	2.25%	10/06/05	5,000	5,040
+⑦ *Second General Highway & Bridge Trust Fund*				
Revenue Bonds, Series 2003A	5.25%	04/01/12	4,000	4,525
New York State Urban Development Corp.				
Correctional Facilities Service Contract				
Revenue Bonds, Series1998A	5.00%	01/01/05	1,000	1,012
				20,334
North Carolina 7.4%				
•⑤ **Charlotte**				
Fiscal Year 2004 Equipment Acquisition Project				
Series 2004C	4.00%	03/01/07	4,540	4,748
+ **Durham County**				
Enterprise System Revenue Bonds, Series 2002	5.00%	06/01/09	1,495	1,653
North Carolina Municipal Power Agency				
Catawaba Electric				
+ Revenue Bonds, Series 1995A	5.10%	01/01/07	2,000	2,124
+ Revenue Bonds, Series 1999A	5.75%	01/01/09	3,000	3,383
				11,908
Ohio 4.4%				
Ohio State				
Higher Education Capital Facilities Bonds, Series II-2001A	5.50%	12/01/08	3,000	3,359
Administative Building Fund Projects				
State Facilities Bonds, Series 1998A	5.13%	10/01/06	3,580	3,818
				7,177
Oregon 1.8%				
+• **Oregon State**				
Department of Administrative Services				
Refunding Bonds, Series 2002C	5.00%	11/01/07	2,705	**2,940**
Pennsylvania 3.5%				
+ **Pennsylvania Industrial Development Authority**				
Economic Development Revenue Bonds, Series 1994	7.00%	07/01/07	1,000	1,131
+⑥ **Philadelphia**				
Water & Wastewater Revenue Refunding Bonds, Series 2001B	5.50%	11/01/11	4,000	4,584
				5,715

 See financial notes.

Issuer Project Type of Security, Series	Rate	Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Puerto Rico 1.4%				
+ **Puerto Rico Highway & Transportation Authority**				
Transportation Revenue Refunding Bonds, Series 2003H	5.00%	07/01/10	2,000	**2,189**
South Carolina 2.0%				
+ **Charleston County**				
Care Alliance Health Services				
Revenue Bonds, Series 1999A	4.25%	08/15/07	3,000	**3,175**
Texas 7.1%				
+ 2 **Dallas Water & Sewer Utilities**				
Revenue Refunding & Improvement Bonds, Series 2003	5.00%	10/01/10	5,000	5,534
+ **Denton Utility System**				
Revenue Refunding & Improvement Bonds, Series 2001	5.00%	12/01/12	2,030	2,219
Fort Worth				
General Purpose Improvement & Refunding Bonds, Series 2001	5.00%	03/01/10	1,090	1,201
+ **Houston Port Authority**				
Port Improvement General Obligation Bonds, Series 2001B	5.25%	10/01/10	2,205	2,449
				11,403
Washington 6.1%				
+ **Port of Seattle**				
Passenger Facility Charge Revenue Bonds, Series 1998B	5.00%	12/01/07	1,395	1,505
+ **Snohomish County**				
Refunding Limited General Obligation Bonds	4.50%	12/01/12	1,920	2,048
+• **Washington State**				
Department of Ecology State Office Building Project				
Refunding Bonds, Series 2001	4.75%	04/01/12	1,710	1,832
Washington State Public Power Supply System				
Nuclear Project No. 2				
+ Refunding Revenue Bonds, Series 1993A	5.70%	07/01/08	2,980	3,356
+ Refunding Revenue Bonds, Series 1993A	5.70%	07/01/08	1,020	1,137
				9,878
Wisconsin 2.3%				
Wisconsin Health & Educational Facilities Authority				
Carroll College, Inc. Project				
Revenue Bonds, Series 1998	4.80%	10/01/06	1,000	1,042
+• **Wisconsin State**				
Master Lease Series 2002D	5.00%	09/01/07	2,500	2,702
				3,744

See financial notes.

Portfolio Holdings continued

Issuer / Project / Type of Security, Series	Rate	Maturity date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Variable-Rate Obligations 3.4%				
Alaska 0.6%				
Valdez				
BP Pipelines, Inc. Project				
Marine Terminal Revenue Refunding Bonds, Series 2003B	1.35%	09/01/04	800	800
Exxon Pipeline Co. Project				
Marine Terminal Revenue Refunding Bonds, Series 1993A	1.27%	09/01/04	150	150
				950
California 2.5%				
+ **California**				
Economic Recovery Bonds, Series 2004C-6	1.34%	09/01/04	3,100	3,100
+ **California Dept of Water Resources**				
Power Supply Revenue Bonds, Series 2002B-2	1.40%	09/01/04	150	150
◗ **Orange County, Sanitation District**				
Revenue Refunding Bonds, Series 2000B	1.33%	09/01/04	750	750
				4,000
New York 0.3%				
+ **Long Island Power Authority**				
Electric System Subordinated Revenue Bonds, Series 2001-2B	1.33%	09/01/04	500	**500**

Security and Number of Shares	Value ($ x 1,000)
Other Investment Companies 0.0% of net assets	
Provident Institutional Funds— Muni Fund Portfolio 47,088	**47**

End of investments.

Statement of
Assets and Liabilities

As of August 31, 2004. All numbers are x 1,000 except NAV.

Assets

Investments, at value	$159,435
Receivables:	
Fund shares sold	105
Interest	2,042
Prepaid expenses	+ 9
Total assets	**161,591**

Liabilities

Payables:	
Fund shares redeemed	45
Dividends to shareholders	109
Investment adviser and administrator fees	2
Transfer agent and shareholder service fees	2
Accrued expenses	+ 42
Total liabilities	**200**

Net Assets

Total assets	161,591
Total liabilities	− 200
Net assets	**$161,391**

Net Assets by Source

Capital received from investors	157,121
Net investment income not yet distributed	21
Net realized capital losses	(152)
Net unrealized capital gains	4,401

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$161,391		15,095		$10.69

Unless stated, all numbers are x 1,000.

The amortized cost of the fund's securities was $155,034.

Not counting short-term obligations, the fund's security transactions during the period were:

Purchases	$39,120
Sales/maturities	$29,689

The fund's total security transactions with other SchwabFunds during the period were $70,298.

Federal Tax Data

Portfolio cost	$155,013
Net unrealized gains and losses:	
Gains	$4,844
Losses	+ (422)
	$4,422
As of August 31, 2004:	
Undistributed earnings:	
Tax-exempt income	$109
Long-term capital gains	$–
Capital losses utilized	$322
Unused capital losses:	
Expires 08/31 of:	
2009	$120
2010	+ 32
	$152

See financial notes.

Statement of
Operations

For September 1, 2003 through August 31, 2004. All numbers are x 1,000.

Investment Income		
Interest		**$5,611**
Net Realized Gains and Losses		
Net realized gains on investments sold		**323**
Net Unrealized Gains and Losses		
Net unrealized gains on investments		**303**
Expenses		
Investment adviser and administrator fees		501
Transfer agent and shareholder service fees		417
Trustees' fees		9
Custodian and portfolio accounting fees		17
Professional fees		28
Registration fees		35
Shareholder reports		31
Other expenses	+	16
Total expenses		**1,054**
Increase in Net Assets from Operations		
Total investment income		5,611
Total expenses	–	1,054
Net investment income		**4,557**
Net realized gains		323
Net unrealized gains	+	303
Increase in net assets from operations		**$5,183**

Unless stated, all numbers are x 1,000.

Calculated as a percentage of average daily net assets: 0.30% of the first $500 million and 0.22% of assets beyond that. These fees are paid to Charles Schwab Investments Management, Inc. (CSIM).

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20% of the fund's assets. These fees are paid to Charles Schwab & Co., Inc. (Schwab).

For the fund's independent trustees only.

CSIM and Schwab have guaranteed that the net operating expenses (excluding interest, taxes and certain non-routine expenses) will not exceed 0.65% of the fund's average daily net assets through November 15, 2004.

These add up to a net gain on investments of $626.

 See financial notes.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers are x 1,000.

Unless stated, all numbers are x 1,000.

Operations

	9/1/03–8/31/04	9/1/02–8/31/03
Net investment income	$4,557	$4,438
Net realized gains	323	74
Net unrealized gains or losses +	303	(801)
Increase in net assets from operations	**5,183**	**3,711**

Distributions Paid

Dividends from net investment income	**$4,553**	**$4,474**

Unaudited

The fund hereby designates 100% of its dividends for the current report period as tax-exempt interest dividends.

Transactions in Fund Shares

	9/1/03–8/31/04		9/1/02–8/31/03	
	SHARES	VALUE	SHARES	VALUE
Shares sold	9,625	$103,366	9,957	$106,591
Shares reinvested	322	3,437	297	3,175
Shares redeemed +	(9,895)	(105,377)	(8,327)	(89,036)
Net transactions in fund shares	**52**	**$1,426**	**1,927**	**$20,730**

Shares Outstanding and Net Assets

	9/1/03–8/31/04		9/1/02–8/31/03	
	SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period	15,043	$159,335	13,116	$139,368
Total increase +	52	2,056	1,927	19,967
End of period	**15,095**	**$161,391**	**15,043**	**$159,335**

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value from transactions in fund shares, minus distributions paid.

Includes net investment income not yet distributed in the amount of $21 and $17 for the current and prior period, respectively.

See financial notes.

Schwab Long-Term Tax-Free Bond Fund™

Financial Statements

Financial Highlights

	9/1/03–8/31/04	9/1/02–8/31/03	9/1/01–8/31/02	9/1/00–8/31/01	9/1/99–8/31/00
Per-Share Data ($)					
Net asset value at beginning of period	11.04	11.05	10.87	10.24	10.11
Income from investment operations:					
Net investment income	0.45	0.45	0.49	0.50	0.50
Net realized and unrealized gains or losses	0.29	(0.01)	0.17	0.63	0.13
Total income from investment operations	0.74	0.44	0.66	1.13	0.63
Less distributions:					
Dividends from net investment income	(0.45)	(0.45)	(0.48)	(0.50)	(0.50)
Net asset value at end of period	11.33	11.04	11.05	10.87	10.24
Total return (%)	6.77	4.01	6.24	11.29	6.59
Ratios/Supplemental Data (%)					
Ratios to average net assets:					
Net operating expenses	0.65	0.62	0.49	0.49	0.50[1]
Gross operating expenses	0.66	0.65	0.74	0.74	0.76
Net investment income	4.00	4.06	4.49	4.73	5.11
Portfolio turnover rate	10	22	25	35	25
Net assets, end of period ($ x 1,000,000)	83	81	85	88	76

[1] The ratio of net operating expenses would have been 0.49% if certain non-routine expenses (proxy fees) had not been included.

Portfolio Holdings as of August 31, 2004.

This section shows all the securities in the fund's portfolio and their value, as of the report date.

Beginning with the fiscal quarter ended November 30, 2004, the fund will file its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q will be available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The information filed on a fund's most recent Form N-Q will be available by visiting Schwab's website at www.schwab.com/schwabfunds.

We use the symbols below to designate certain characteristics. With the top ten holdings, the number in the circle is the security's rank among the top ten.

- ❶ Top ten holding
- ✚ Credit-enhanced security
- ◗ Liquidity-enhanced security
- • Certificate of participation

For fixed-rate obligations, the rate shown is the interest rate (the rate established when the obligation was issued) and the maturity date shown is the stated legal maturity. For variable-rate obligations, the rate shown is the rate as of the report date, and the maturity shown is the later of the next interest rate change date or demand date.

	Holdings by Category	Cost ($x1,000)	Value ($x1,000)
98.7%	**Municipal Bonds**	75,660	81,688
0.1%	**Other Investment Companies**	45	45
98.8%	**Total Investments**	**75,705**	**81,733**
1.2%	**Other Assets and Liabilities**		1,023
100.0%	**Net Assets**		**82,756**

Issuer / Project / Type of Security, Series	Rate	Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Municipal Bonds 98.7% of net assets				
Fixed-Rate Obligations 95.0%				
California 5.4%				
California				
Various Purpose General Obligation Bonds	5.25%	11/01/17	2,000	2,193
California Department of Water Resources				
Power Supply Revenue Bonds, Series 2002A	5.88%	05/01/16	2,000	2,283
				4,476
Colorado 4.1%				
✚⑩ **Colorado Department of Transportation**				
Transportation Revenue Anticipation Notes, Series 2002B	5.50%	06/15/15	2,000	2,310
✚ **Denver City & County**				
Airport System				
Revenue Refunding Bonds, Series 2002E	5.50%	11/15/15	1,000	1,099
				3,409

Portfolio Holdings continued

Issuer Project Type of Security, Series	Rate	Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
District of Columbia 2.7%				
+• **District of Columbia** *Public Safety & Emergency Preparedness Communications Center* Series 2003	5.50%	01/01/17	2,000	**2,253**
Florida 3.5%				
+7 **Escambia County Health Facilities Authority** *Ascension Health Credit Group* Revenue Bonds, Series 1999A-2	5.75%	11/15/09	2,500	**2,868**
Georgia 1.6%				
+ **Fulton County Development Authority** *Tuff Morehouse LLC Project* Revenue Bonds, Series 2002A	5.50%	02/01/22	1,180	**1,289**
Hawaii 2.1%				
+ **Hawaii** General Obligation Bonds, Series 1999CT	5.88%	09/01/09	1,500	**1,742**
Indiana 1.3%				
+ **Marion County Convention & Recreational Facilities Authority** Excise Tax Lease Revenue Refunding Senior Bonds, Series 2001A	5.00%	06/01/21	1,000	**1,041**
Kentucky 1.3%				
+ **Jefferson County** *University Medical Center, Inc.* Health Facilities Revenue Bonds, Series 1997	5.25%	07/01/22	1,000	**1,050**
Maryland 0.3%				
Maryland Department of Housing & Community Development Housing Revenue Bonds, Series 1996A	5.88%	07/01/16	250	**261**
Michigan 6.1%				
Delta County Economic Development Corp. *MeadWestvaco-Escanaba Paper Company Project* Environmental Improvement Revenue Refunding Bonds, Series 2002A	6.25%	04/15/27	1,000	1,056
+6 **Detroit** *Water Supply System* Revenue Refunding Senior Lien Bonds, Series 2003C	5.25%	07/01/16	2,620	2,921
+ **Wayne County Community College** Improvement Bonds, Series 1999	5.50%	07/01/19	1,000	1,105
				5,082

 See financial notes.

Issuer Project Type of Security, Series	Rate	Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Mississippi 5.5%				
+ **Mississippi Hospital Equipment & Facilities Authority** *Mississippi Baptist Medical Center* Revenue Refunding Bonds, Series 1995	6.00%	05/01/13	2,150	2,248
+•9 **Walnut Grove Correctional Authority** *Walnut Grove Correctional Facility Project* Series 1999	6.00%	11/01/19	2,000	2,334
				4,582
Nevada 5.4%				
+ **Nevada** *Motor Vehicle Fuel Tax* Highway Improvement Revenue Bonds, Series 2004	5.50%	12/01/18	2,000	2,266
+ **Nevada State Department of Business & Industry** *Las Vegas Monorail Project* First Tier Revenue Bonds, Series 2000	5.63%	01/01/32	2,000	2,163
				4,429
New York 5.8%				
+ **Metropolitan Transportation Authority** Transportation Revenue Refunding Bonds, Series 2002A	5.50%	11/15/18	2,000	2,241
New York City General Obligation Bonds, Series 2002G	5.75%	08/01/16	1,325	1,483
General Obligation Bonds, Series 2005B	5.25%	08/01/15	1,000	1,099
				4,823
Oregon 4.7%				
+ **Columbia River Peoples Utility District** Electric Systems Revenue Obligations, Series 2000B	5.50%	12/01/19	1,180	1,311
+8 **Morrow County School District** General Obligation Bonds, Series 2001	5.63%	06/15/16	2,235	2,554
				3,865
Pennsylvania 4.4%				
Pennsylvania Higher Education Facilities Authority *University of Pennsylvania Health Services* Revenue Bonds, Series 1996A	5.75%	01/01/17	2,000	2,075
+ **Seneca Valley Unified School District** General Obligation Refunding Bonds, Series 1998AA	5.15%	02/15/20	1,500	1,563
				3,638
Rhode Island 0.0%				
Rhode Island Housing & Mortgage Finance Corp. Homeownership Opportunity Revenue Bonds, Series 10A	6.50%	10/01/22	20	**20**
Texas 17.9%				
+5 **Austin Combined Utilities System** Revenue Refunding Bonds, Series 1997	5.13%	11/15/16	3,000	3,184

See financial notes.

Portfolio Holdings continued

Issuer Project Type of Security, Series	Rate	Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
+ **Brazos River Authority**				
Houston Industries, Inc.				
Revenue Refunding Bonds, Series 1998A	5.13%	05/01/19	1,750	1,840
+ **Conroe Independent School District**				
Unlimited Tax School House & Refunding Bonds, Series 1997	5.25%	02/15/21	1,000	1,066
+ ❷ **Dallas Fort Worth International Airport**				
Joint Revenue Bonds, Series 2000A	6.00%	11/01/24	3,500	3,801
+ **Harris County Hospital District**				
Revenue Refunding Bonds, Series 2000	6.00%	02/15/16	1,000	1,146
+ **North Texas Tollway Authority**				
Dallas North Tollway System				
Revenue Refunding Bonds, Series 2003C	5.00%	07/01/08	2,000	2,179
+ **Texas Public Finance Authority**				
Texas Southern University				
Revenue Financing System Refunding Bonds, Series 1998A-1	4.75%	11/01/17	1,545	1,598
				14,814
Vermont 2.7%				
+ **Vermont Educational & Health Buildings Financing Agency**				
Fletcher Allen Health Care Project				
Hospital Revenue Bonds, Series 2000A	6.00%	12/01/23	2,000	**2,253**
Washington 20.2%				
+ ❹ **Clark County School District**				
Unlimited Tax General Obligation Bonds, Series 1999	5.50%	12/01/17	3,000	3,399
Kent School District No. 415				
Unlimited Tax General Obligation Refunding Bonds, Series 1993A	5.55%	12/01/11	500	571
King County				
❶ *Baseball Stadium*				
Limited Tax General Obligation Demand Bonds, Series 1997D	5.75%	12/01/11	3,500	3,904
+ *King Street Center Project*				
Lease Revenue Bonds, Series 1997	5.13%	06/01/17	1,000	1,050
+ **Ocean Shores**				
Water & Sewer Revenue Bonds, Series 2001	5.50%	12/01/21	2,000	2,299
Washington State Health Care Facilities Authority				
+ ❸ *Catholic Health Initiatives*				
Revenue Bonds, Series 2000A	6.00%	12/01/20	3,000	3,407
+ *Swedish Health System*				
Revenue Bonds, Series 1998	5.13%	11/15/18	2,000	2,113
				16,743

 See financial notes.

Issuer Project Type of Security, Series	Rate	Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Variable-Rate Obligations 3.7%				
Alaska 0.6%				
Valdez				
Exxon Pipeline Co. Project				
Marine Terminal Revenue Refunding Bonds, Series 1993A	1.27%	09/01/04	550	**550**
California 1.6%				
+ **California**				
Economic Recovery Bonds, Series 2004C-6	1.34%	09/01/04	450	450
+ **Irvine Assessment District**				
Limited Obligation Improvement Bonds, Series 2000	1.32%	09/01/04	850	850
				1,300
Georgia 1.3%				
+◗ **Atlanta**				
Water & Wastewater Revenue Bonds, Series 2001C	1.35%	09/01/04	1,050	**1,050**
Mississippi 0.2%				
Jackson County				
Chevron U.S.A., Inc. Project				
Pollution Control Revenue Refunding Bonds, Series 1993	1.35%	09/01/04	150	**150**

Security and Number of Shares	Value ($ x 1,000)
Other Investment Companies 0.1% of net assets	
Provident Institutional Funds—Muni Fund Portfolio 45,360	**45**

End of investments.

Statement of
Assets and Liabilities

As of August 31, 2004. All numbers are x 1,000 except NAV.

Assets

Investments, at value	$81,733
Receivables:	
Fund shares sold	174
Interest	967
Prepaid expenses	+ 15
Total assets	**82,889**

Liabilities

Payables:	
Fund shares redeemed	20
Dividends to shareholders	79
Investment adviser and administrator fees	1
Transfer agent and shareholder service fees	1
Accrued expenses	+ 32
Total liabilities	**133**

Net Assets

Total assets	82,889
Total liabilities	– 133
Net assets	**$82,756**

Net Assets by Source

Capital received from investors	78,344
Net investment income not yet distributed	147
Net realized capital losses	(1,763)
Net unrealized capital gains	6,028

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$82,756		7,304		$11.33

Unless stated, all numbers are x 1,000.

The amortized cost of the fund's securities was $75,705.

Not counting short-term obligations, the fund's security transactions during the period were:

Purchases	$7,563
Sales/maturities	$10,181

The fund's total security transactions with other SchwabFunds during the period were $26,510.

Federal Tax Data

Portfolio cost	$75,558
Net unrealized gains and losses:	
Gains	$6,175
Losses	+ —
	$6,175
As of August 31, 2004:	
Undistributed earnings:	
Tax-exempt income	$79
Long-term capital gains	$—
Capital loss utilized	$601
Unused capital losses:	
Expires 08/31 of:	
2009	$1,763
Reclassifications:	
Net investment income not yet distributed	($6)
Reclassified as:	
Net realized capital gains	$6

 See financial notes.

Statement of

Operations

For September 1, 2003 through August 31, 2004. All numbers are x 1,000.

Investment Income		
Interest		**$3,838**
Net Realized Gains and Losses		
Net realized gains on investments sold		**595**
Net Unrealized Gains and Losses		
Net unrealized gains on investments		**1,340**
Expenses		
Investment adviser and administrator fees		248
Transfer agent and shareholder service fees		206
Trustees' fees		8
Custodian and portfolio accounting fees		10
Professional fees		28
Registration fees		18
Shareholder reports		18
Other expenses	+	10
Total expenses		546
Expense reduction	–	10
Net expenses		**536**
Increase in Net Assets from Operations		
Total investment income		3,838
Net expenses	–	536
Net investment income		**3,302**
Net realized gains		595
Net unrealized gains	+	1,340
Increase in net assets from operations		**$5,237**

Unless stated, all numbers are x 1,000.

Calculated as a percentage of average daily net assets: 0.30% of the first $500 million and 0.22% of assets beyond that. These fees are paid to Charles Schwab Investments Management, Inc. (CSIM).

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20% of the fund's assets. These fees are paid to Charles Schwab & Co., Inc. (Schwab).

For the fund's independent trustees only.

This reduction was made by the investment adviser (CSIM). It reflects a guarantee by CSIM and the transfer agent and shareholder service agent (Schwab) to limit the annual operating expenses of this fund through at least November 15, 2004, to 0.65% of average daily net assets. This limit excludes interest, taxes and certain non-routine expenses.

These add up to a net gain on investments of $1,935.

See financial notes.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers are x 1,000.

Operations

	9/1/03–8/31/04	9/1/02–8/31/03
Net investment income	$3,302	$3,541
Net realized gains	595	477
Net unrealized gains or losses	+ 1,340	(474)
Increase in net assets from operations	**5,237**	**3,544**

Distributions Paid

Dividends from net investment income	**$3,274**	**$3,518**

Transactions in Fund Shares

	9/1/03–8/31/04		9/1/02–8/31/03	
	SHARES	VALUE	SHARES	VALUE
Shares sold	2,619	$29,632	4,912	$55,091
Shares reinvested	218	2,453	204	2,296
Shares redeemed	+ (2,901)	(32,623)	(5,470)	(61,388)
Net transactions in fund shares	**(64)**	**($538)**	**(354)**	**($4,001)**

Shares Outstanding and Net Assets

	9/1/03–8/31/04		9/1/02–8/31/03	
	SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period	7,368	$81,331	7,722	$85,306
Total increase or decrease	+ (64)	1,425	(354)	(3,975)
End of period	**7,304**	**$82,756**	**7,368**	**$81,331**

Unless stated, all numbers are x 1,000.

Unaudited

The fund hereby designates 100% of its dividends for the current report period as tax-exempt interest dividends.

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value from transactions in fund shares, minus distributions paid.

Includes net investment income not yet distributed in the amount of $147 and $125 for the current and prior period, respectively.

 See financial notes.

Schwab California Short/Intermediate Tax-Free Bond Fund™

Financial Statements

Financial Highlights

	9/1/03–8/31/04	9/1/02–8/31/03	9/1/01–8/31/02	9/1/00–8/31/01	9/1/99–8/31/00
Per-Share Data ($)					
Net asset value at beginning of period	10.57	10.66	10.51	10.22	10.09
Income from investment operations:					
Net investment income	0.31	0.32	0.34	0.40	0.39
Net realized and unrealized gains or losses	0.06	(0.09)	0.15	0.29	0.13
Total income from investment operations	0.37	0.23	0.49	0.69	0.52
Less distributions:					
Dividends from net investment income	(0.31)	(0.32)	(0.34)	(0.40)	(0.39)
Net asset value at end of period	10.63	10.57	10.66	10.51	10.22
Total return (%)	3.59	2.15	4.66	6.95	5.32
Ratios/Supplemental Data (%)					
Ratios to average net assets:					
Net operating expenses	0.61	0.58	0.49	0.49	0.50[1]
Gross operating expenses	0.61	0.60	0.66	0.67	0.71
Net investment income	2.97	2.96	3.29	3.83	3.91
Portfolio turnover rate	17	11	17	30	42
Net assets, end of period ($ x 1,000,000)	164	174	184	145	124

[1] The ratio of net operating expenses would have been 0.49% if certain non-routine expenses (proxy fees) had not been included.

See financial notes.

Portfolio Holdings as of August 31, 2004.

This section shows all the securities in the fund's portfolio and their value, as of the report date.

Beginning with the fiscal quarter ended November 30, 2004, the fund will file its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q will be available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The information filed on a fund's most recent Form N-Q will be available by visiting Schwab's website at www.schwab.com/schwabfunds.

We use the symbols below to designate certain characteristics. With the top ten holdings, the number in the circle is the security's rank among the top ten.

- ➊ Top ten holding
- ✚ Credit-enhanced security
- ◗ Liquidity-enhanced security
- • Certificate of participation

For fixed-rate obligations, the rate shown is the interest rate (the rate established when the obligation was issued) and the maturity date shown is the stated legal maturity. For variable-rate obligations, the rate shown is the rate as of the report date, and the maturity shown is the later of the next interest rate change date or demand date.

	Holdings by Category	Cost ($x1,000)	Value ($x1,000)
99.8%	**Municipal Bonds**	157,208	163,144
0.0%	**Other Investment Companies**	39	39
99.8%	**Total Investments**	**157,247**	**163,183**
0.2%	**Other Assets and Liabilities**		369
100.0%	**Net Assets**		**163,552**

	Issuer / Project / Type of Security, Series	Rate	Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
	Municipal Bonds 99.8% of net assets				
	Fixed-Rate Obligations 92.3%				
	California 88.3%				
	Alameda County				
	Refunding & Capital Projects				
✚•	Series 1998A	5.00%	12/01/06	3,480	3,734
✚•➊	Series 2001A	5.38%	12/01/09	5,000	5,689
✚➏	**Association of Bay Area Governments**				
	Brandeis Hillel Day School Project				
	Revenue Bonds, Series 2001	3.75%	08/01/06	4,000	4,128
✚	**Burbank Unified School District**				
	Election of 1997				
	General Obligation Bonds, Series C	3.00%	08/01/06	1,820	1,866
	California				
✚	Department of Transportation Federal Highway Grant Anticipation Bonds, Series 2004A	5.00%	02/01/08	1,360	1,487
✚	Economic Recovery Bonds Series 2004A	5.25%	07/01/14	3,000	3,409

 See financial notes.

Issuer Project Type of Security, Series	Rate	Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
General Obligation Bonds, Series 1992	6.30%	09/01/06	2,235	2,430
✚ General Obligation Bonds, Series 1998	5.50%	12/01/11	1,665	1,918
General Obligation Bonds, Series 2001	4.00%	11/01/05	1,000	1,027
General Obligation Bonds, Series 2002	5.25%	02/01/11	3,500	3,885
✚⑤ General Obligation Refunding Bonds, Series 2002	5.00%	02/01/12	4,000	4,430
California Department of Water Resources				
Power Supply Revenue Bonds, Series 2002A	5.50%	05/01/10	1,315	1,477
✚ **California Educational Facilities Authority**				
Pooled College & University Projects				
Revenue Bonds, Series 1997A	5.05%	04/01/05	1,010	1,032
California Health Facilities Financing Authority				
Kaiser Permanente				
Revenue Bonds, Series 1998B	5.00%	10/01/08	2,500	2,774
California Pollution Control Finance Authority				
Waste Management, Inc. Project				
Solid Waste Disposal Revenue Bonds, Series 2002B	4.45%	07/01/05	2,000	2,030
California State Public Works Board				
✚ Energy Efficiency Revenue Refunding Bonds, Series 1998B	4.00%	09/01/06	1,155	1,205
The Regents University of California				
Lease Revenue Refunding Bonds, Series 1998A	5.25%	12/01/07	2,000	2,198
✚ *UCLA Replacement Hospitals*				
Lease Revenue Bonds, Series 2002A	4.75%	10/01/09	3,005	3,292
California Statewide Communities Development Authority				
Kaiser Permanente				
Revenue Bonds, Series 2002D	4.35%	03/01/07	2,000	2,084
✚ *Sherman Oaks*				
Revenue Refunding Bonds, Series 1998A	5.00%	08/01/06	2,500	2,653
✚ **El Dorado County Public Agency Financing Authority**				
Revenue Bonds, Series 1996	5.60%	02/15/12	3,000	3,230
✚ **Fontana Community Facilities District No. 2**				
Senior Special Tax Refunding Bonds, Series 1998A	4.10%	09/01/04	1,120	1,120
Fremont Union High School District				
Election of 1998				
General Obligation Bonds, Series 2000B	5.75%	09/01/08	1,520	1,722
✚ **Inglewood Redevelopment Agency**				
Merged Redeveloped Project				
Tax Allocation Refunding Bonds, Series 1998A	3.88%	05/01/05	525	534
Intermodal Container Transfer Facility Joint Powers Authority				
✚ Refunding Revenue Bonds, Series 1999A	5.00%	11/01/08	1,210	1,344
✚ Refunding Revenue Bonds, Series 1999A	5.00%	11/01/09	1,375	1,537
④ **Long Beach**				
Harbor Revenue Refunding Bonds, Series 2000A	5.50%	05/15/10	4,000	4,438
✚⑧ **Long Beach Harbor Facilities Corp.**				
Revenue Refunding Bonds, Series 1998A	5.50%	05/15/05	3,985	4,088

See financial notes.

Portfolio Holdings continued

Issuer Project Type of Security, Series	Rate	Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Los Angeles Community Redevelopment Agency				
✚ *Beacon Street, Crenshaw & Pico Union 1 Redevelopment Projects*				
Pooled Financing Revenue Refunding Bonds, Series 1998F	5.00%	09/01/07	810	883
Bunker Hill Project				
Subordinate Lien Tax Allocation Bonds, Series 2004L	4.00%	03/01/10	1,950	1,982
✚⑩ **Los Angeles State Building Authority**				
California Department of General Services				
Lease Revenue Refunding Bonds, Series 1993A	5.63%	05/01/11	3,500	3,945
③ **Los Angeles Unified School District**				
Election of 1997				
General Obligation Bonds, Series 2000D	5.50%	07/01/10	4,000	4,538
Northern California Power Agency				
Geothermal Project No. 3				
Revenue Refunding Bonds, Series 1993A	5.60%	07/01/06	2,000	2,146
Oakland				
Oakland Museum				
✚• Refunding Bonds, Series 2002A	5.00%	04/01/10	2,015	2,240
✚• Refunding Bonds, Series 2002A	5.00%	04/01/11	1,460	1,622
✚ **Oceanside Community Development Commission**				
Vista del Ora Apartments				
Multi-Family Rental Housing Revenue Refunding Bonds, Series 2001A	4.45%	04/01/11	1,250	1,314
✚• **Orange County**				
Recovery, Series 1996A	6.00%	07/01/08	3,000	3,410
✚ **Port of Oakland**				
Revenue Bonds, Series 2000K	5.50%	11/01/08	3,000	3,341
✚ **Rancho Water District Financing Authority**				
Refunding Revenue Bonds, Series 1995	5.88%	11/01/10	1,500	1,605
✚ **Redding Joint Powers Financing Authority**				
Electric System Revenue Bonds, Series 1996A	5.50%	06/01/11	2,000	2,170
Riverside				
Capital Improvement Projects				
✚• Series 2003	5.00%	09/01/14	1,470	1,622
✚• Series 2003	5.00%	09/01/15	1,545	1,696
✚ **Riverside County Asset Leasing Corp.**				
Hospital Project				
Leasehold Revenue Bonds, Series 2003A	5.00%	06/01/09	2,555	2,821
Sacramento Finance Authority				
Revenue Refunding Bonds, Series 2002	4.50%	07/01/08	2,865	3,078
✚ **San Bernardino County**				
Alta Park/Mountain Vista Apartments				
Multi-Family Housing Refunding Revenue Bonds, Series 2001A	4.45%	05/01/10	1,300	1,420

 See financial notes.

Issuer Project Type of Security, Series	Rate	Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
+ **San Diego Unified School District**				
Election of 1998				
General Obligation Bonds, Series 2004F	5.00%	07/01/15	1,095	1,210
San Francisco Airports Commission				
San Francisco International Airport				
+ Second Series Revenue Bonds, Issue 15A	5.50%	05/01/09	2,000	2,203
+ Second Series Revenue Bonds, Issue 22	5.25%	05/01/11	3,065	3,339
San Francisco Bay Area Transit Financing Authority				
Bridge Toll Notes, Series 1999	5.00%	02/01/07	500	525
San Francisco State University				
Auxiliary Organization				
Student Housing Revenue Bonds, Series 1999	4.30%	07/01/05	540	550
Student Housing Revenue Bonds, Series 1999	5.00%	07/01/08	400	427
+ **San Jose**				
Airport Revenue Refunding Bonds, Series 2002B	5.00%	03/01/11	2,625	2,841
+2 **San Jose Redevelopment Agency**				
Merged Area Redevelopment Project				
Tax Allocation Bonds, Series 2002	4.00%	08/01/10	5,000	5,339
+9 **Santa Clara**				
Insurance Funding Bonds, Series 1987	3.25%	04/01/12	4,000	4,046
Santa Clara County Financing Authority				
7 *Measure B Transportation Improvement Program*				
Special Obligation Bonds, Series 2003	4.00%	08/01/05	4,000	4,092
+ *Multi-Facilities Projects*				
Lease Revenue Bonds, Series 2000B	5.50%	05/15/05	3,290	3,386
+• *VMC Facility Replacement Project*				
Lease Revenue Bonds, Series 1994A	7.75%	11/15/10	1,000	1,262
+ **Temecula Valley Unified School District**				
General Obligation Refunding Bonds, Series 2004	6.00%	08/01/07	1,000	1,115
Vernon				
Malburg Generating Station Project				
Electric System Revenue Bonds, Series 2003C	5.00%	04/01/11	1,320	1,391
Electric System Revenue Bonds, Series 2003C	5.25%	04/01/15	1,905	1,990
				144,310
Puerto Rico 4.0%				
+ **Puerto Rico Aqueduct & Sewerage Authority**				
Refunding Bonds, Series 1995	6.00%	07/01/06	3,000	3,240
+ **Puerto Rico Electric Power Authority**				
Power Revenue Refunding Bonds, Series CC	5.50%	07/01/08	3,000	3,305
				6,545

Portfolio Holdings continued

Issuer Project Type of Security, Series	Rate	Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Variable-Rate Obligations 7.5%				
California 7.5%				
California				
◗ Economic Recovery Bonds, Series 2004C-3	1.32%	09/01/04	2,600	2,600
✚ General Obligation Bonds, Series 2003A-2	1.34%	09/01/04	150	150
✚ **California Dept of Water Resources**				
Power Supply Revenue Bonds, Series 2002B-2	1.40%	09/01/04	1,950	1,950
✚◗• **Fontana Unified School District**				
School Facility Bridge Funding Program				
Series 2004B	3.00%	09/01/04	1,250	1,271
✚ **Irvine Assessment District**				
Limited Obligation Improvement Bonds, Series 2000	1.32%	09/01/04	315	315
✚• **Irvine Ranch Water District**				
Capital Improvement Project				
Series 1986	1.32%	09/01/04	1,000	1,000
✚• **Los Angeles**				
American Academy of Dramatic Arts				
Series 2000A	4.70%	09/01/04	1,300	1,348
◗ **Orange County Sanitation District**				
Refunding Bonds, Series 2000B	1.33%	09/01/04	155	155
◗ **Southern California Metropolitan Water District**				
Water Revenue Bonds, Series 2000B-3	1.32%	09/01/04	3,500	3,500
				12,289

Security and Number of Shares		Value ($ x 1,000)
Other Investment Companies 0.0% of net assets		
Provident Institutional Funds— California Money Fund Portfolio	39,052	**39**

End of investments.

 See financial notes.

Statement of
Assets and Liabilities

As of August 31, 2004. All numbers are x 1,000 except NAV.

Assets

Investments, at value	$163,183
Receivables:	
Fund shares sold	33
Interest	1,898
Prepaid expenses	+ 2
Total assets	**165,116**

Liabilities

Payables:	
Fund shares redeemed	203
Dividends to shareholders	116
Investment bought	1,201
Investment adviser and administrator fees	3
Transfer agent and shareholder service fees	2
Accrued expenses	+ 39
Total liabilities	**1,564**

Net Assets

Total assets	165,116
Total liabilities	– 1,564
Net assets	**$163,552**

Net Assets by Source

Capital received from investors	157,666
Net investment income not yet distributed	10
Net realized capital losses	(60)
Net unrealized capital gains	5,936

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$163,552		15,381		$10.63

Unless stated, all numbers are x 1,000.

The amortized cost of the fund's securities was $157,247.

Not counting short-term obligations, the fund's security transactions during the period were:

Purchases	$28,078
Sales/maturities	$42,241

The fund's total security transactions with other SchwabFunds during the period were $57,148.

Federal Tax Data

Portfolio cost	$157,237
Net unrealized gains and losses:	
Gains	$5,976
Losses	+ (30)
	$5,946
As of August 31, 2004:	
Undistributed earnings:	
Tax-exempt income	$116
Long-term capital gains	$—
Unused capital losses:	
Expires 08/31 of:	
2008	$28
2012	+ 10
	$38
Deferred capital losses	$22
Reclassifications:	
Net investment income not yet distributed	($20)
Reclassified as:	
Net realized capital gains	$20
Expired net realized capital losses:	$196
Reclassified as:	
Capital received from investors	($196)

See financial notes.

Statement of
Operations

For September 1, 2003 through August 31, 2004. All numbers are x 1,000.

Investment Income		
Interest		**$6,068**
Net Realized Gains and Losses		
Net realized losses on investments sold		**(47)**
Net Unrealized Gains and Losses		
Net unrealized gains on investments		**896**
Expenses		
Investment adviser and administrator fees		509
Transfer agent and shareholder service fees		424
Trustees' fees		9
Custodian and portfolio accounting fees		16
Professional fees		29
Registration		2
Shareholder reports		29
Other expenses	+	16
Total expenses		**1,034**
Increase in Net Assets from Operations		
Total investment income		6,068
Total expenses	–	1,034
Net investment income		**5,034**
Net realized losses		(47)
Net unrealized gains	+	896
Increase in net assets from operations		**$5,883**

Unless stated, all numbers are x 1,000.

Calculated as a percentage of average daily net assets: 0.30% of the first $500 million and 0.22% of assets beyond that. These fees are paid to Charles Schwab Investments Management, Inc. (CSIM).

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20% of the fund's assets. These fees are paid to Charles Schwab & Co., Inc. (Schwab).

For the fund's independent trustees only.

CSIM and Schwab have guaranteed that the net operating expenses (excluding interest, taxes and certain non-routine expenses) will not exceed 0.65% of the fund's average daily net assets through November 15, 2004.

These add up to a net gain on investments of $849.

 See financial notes.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers are x 1,000.

Unless stated, all numbers are x 1,000.

Operations

		9/1/03–8/31/04	9/1/02–8/31/03
Net investment income		$5,034	$5,460
Net realized gains or losses		(47)	136
Net unrealized gains or losses	+	896	(1,823)
Increase in net assets from operations		**5,883**	**3,773**

Distributions Paid

	9/1/03–8/31/04	9/1/02–8/31/03
Dividends from net investment income	**$5,029**	**$5,495**

Unaudited

The fund hereby designates 100% of its dividends for the current report period as tax-exempt interest dividends.

Transactions in Fund Shares

		9/1/03–8/31/04		9/1/02–8/31/03	
		SHARES	VALUE	SHARES	VALUE
Shares sold		4,542	$48,371	6,749	$72,161
Shares reinvested		361	3,835	362	3,865
Shares redeemed	+	(5,948)	(63,157)	(7,905)	(84,278)
Net transactions in fund shares		**(1,045)**	**($10,951)**	**(794)**	**($8,252)**

Shares Outstanding and Net Assets

		9/1/03–8/31/04		9/1/02–8/31/03	
		SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period		16,426	$173,649	17,220	$183,623
Total decrease	+	(1,045)	(10,097)	(794)	(9,974)
End of period		**15,381**	**$163,552**	**16,426**	**$173,649**

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value from transactions in fund shares, minus distributions paid.

Includes net investment income not yet distributed in the amount of $10 and $25 for the current and prior period, respectively.

Schwab California Long-Term Tax-Free Bond Fund™

Financial Statements

Financial Highlights

	9/1/03–8/31/04	9/1/02–8/31/03	9/1/01–8/31/02	9/1/00–8/31/01	9/1/99–8/31/00
Per-Share Data ($)					
Net asset value at beginning of period	11.45	11.69	11.63	11.06	10.82
Income from investment operations:					
Net investment income	0.50	0.49	0.53	0.55	0.55
Net realized and unrealized gains or losses	0.33	(0.24)	0.05	0.57	0.24
Total income from investment operations	0.83	0.25	0.58	1.12	0.79
Less distributions:					
Dividends from net investment income	(0.50)	(0.49)	(0.52)	(0.55)	(0.55)
Net asset value at end of period	11.78	11.45	11.69	11.63	11.06
Total return (%)	7.36	2.14	5.14	10.38	7.67
Ratios/Supplemental Data (%)					
Ratios to average net assets:					
Net operating expenses	0.61	0.58	0.49	0.49	0.50[1]
Gross operating expenses	0.61	0.60	0.64	0.65	0.69
Net investment income	4.30	4.16	4.58	4.86	5.19
Portfolio turnover rate	15	29	34	37	36
Net assets, end of period ($ x 1,000,000)	180	194	238	215	179

[1] The ratio of net operating expenses would have been 0.49% if certain non-routine expenses (proxy fees) had not been included.

 See financial notes.

Portfolio Holdings as of August 31, 2004.

This section shows all the securities in the fund's portfolio and their value, as of the report date.

Beginning with the fiscal quarter ended November 30, 2004, the fund will file its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q will be available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The information filed on a fund's most recent Form N-Q will be available by visiting Schwab's website at www.schwab.com/schwabfunds.

We use the symbols below to designate certain characteristics. With the top ten holdings, the number in the circle is the security's rank among the top ten.

- ❶ Top ten holding
- ✚ Credit-enhanced security
- ◗ Liquidity-enhanced security
- • Certificate of participation

For fixed-rate obligations, the rate shown is the interest rate (the rate established when the obligation was issued) and the maturity date shown is the stated legal maturity. For variable-rate obligations, the rate shown is the rate as of the report date, and the maturity shown is the later of the next interest rate change date or demand date.

	Holdings by Category	Cost ($x1,000)	Value ($x1,000)
98.8%	**Municipal Bonds**	167,672	178,017
0.0%	**Other Investment Companies**	73	73
98.8%	**Total Investments**	**167,745**	**178,090**
1.2%	**Other Assets and Liabilities**		2,095
100.0%	**Net Assets**		**180,185**

Issuer Project Type of Security, Series	Rate	Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Municipal Bonds 98.8% of net assets				
Fixed-Rate Obligations 98.4%				
California 98.4%				
✚ **Alameda Corridor Transportation Authority**				
Senior Lien Revenue Bonds, Series 1999A	5.13%	10/01/16	1,170	1,266
✚• **Alameda County**				
Alameda Medical Center Project				
Series 1998	5.38%	06/01/18	3,400	3,700
✚❸ **Anaheim Public Financing Authority**				
Public Improvements Project				
Senior Lease Revenue Bonds, Series 1997A	6.00%	09/01/24	5,000	5,915
Association of Bay Area Governments				
✚ *Brandeis Hillel Day School Project*				
Revenue Bonds, Series 2001	3.75%	08/01/31	1,700	1,754
• *Lytton Gardens, Inc.*				
Insured Revenue Bonds, Series 1999	6.00%	02/15/30	3,000	3,169
✚ *Redevelopment Agency Pool*				
Tax Allocation Revenue Bonds, Series 1997A-6	5.25%	12/15/17	1,200	1,308
Schools of Sacred Heart - San Francisco				
Revenue Bonds, Series 2000A	6.45%	06/01/30	1,500	1,579

See financial notes.

Portfolio Holdings continued

Issuer Project Type of Security, Series	Rate	Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
✚ **Brea Olinda Unified School District**				
Election of 1999				
General Obligation Bonds, Series 1999A	5.60%	08/01/20	1,000	1,112
Burbank Public Finance Authority				
Golden State Redevelopment Project				
✚ Revenue Bonds, Series 2003A	5.25%	12/01/17	2,825	3,142
✚ Revenue Bonds, Series 2003A	5.25%	12/01/18	2,175	2,403
California				
General Obligation Bonds, Series 2000	5.63%	05/01/18	1,000	1,110
Various Purpose General Obligation Bonds	5.25%	11/01/17	3,000	3,290
✚⑦ *Department of Veterans Affairs*				
Home Purchase Revenue Bonds, Series 2002A	5.30%	12/01/21	5,000	5,269
California Department of Water Resources				
Power Supply Revenue Bonds, Series 2002A	5.75%	05/01/17	3,000	3,380
California Educational Facilities Authority				
College of Arts & Crafts				
Revenue Bonds, Series 2001	5.75%	06/01/25	1,800	1,865
Pepperdine University				
Revenue Bonds, Series 2000	5.75%	09/15/30	3,000	3,211
California Health Facilities Financing Authority				
Cedars-Sinai Medical Center				
Revenue Bonds, Series 1999A	6.13%	12/01/19	2,750	3,007
✚④ *Children's Hospital - San Diego*				
Insured Hospital Revenue Refunding Bonds, Series 1996	5.38%	07/01/16	5,180	5,566
California Housing Finance Agency				
✚ Home Mortgage Revenue Bonds, Series 1995L	5.90%	08/01/17	265	273
Multi-Unit Rental Housing Revenue Bonds II, Series 1992B	6.70%	08/01/15	1,000	1,003
California Infrastructure & Economic Development Bank				
The J. David Gladstone Institution Project				
Revenue Bonds, Series 2001	5.50%	10/01/19	1,250	1,348
⑤ **California Public Works Board**				
Department of Corrections				
Lease Revenue Bonds, Series 2003C	5.50%	06/01/17	5,000	5,542
California Statewide Communities Development Authority				
• *Cedars-Sinai Medical Center*				
Hospital Revenue, Series 1992	6.50%	08/01/15	365	366
Kaiser Permanente				
Revenue Bonds, Series 2002D	4.35%	03/01/07	2,000	2,085
✚ *Sunnyside/Vermont Project*				
FHA Insured GNMA Collateralized Revenue Bonds, Series 2001A	7.00%	04/20/36	4,000	4,486
•⑧ *The Internext Group*				
Series 1999	5.38%	04/01/17	5,000	5,079
✚ **Colton Public Finance Authority**				
Special Tax Revenue Bonds, Series 1996	5.45%	09/01/19	3,020	3,220
⑨ **Contra Costa County, Public Financing Authority**				
Multiple Project Areas				
Tax Allocation Revenue Bonds, Series 2003A	5.63%	08/01/33	5,000	5,054

 See financial notes.

Issuer Project Type of Security, Series	Rate	Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
East Bay Municipal Utility District				
Water System				
Subordinate Revenue Bonds, Series 1998	5.25%	06/01/19	2,600	2,783
+• **Escondido**				
Revenue Bonds, Series 2000A	6.00%	09/01/31	1,975	2,216
Fontana Redevelopment Agency				
Jurupa Hills Redevelopment Project				
Tax Allocation Refunding Bonds, Series 1997A	5.50%	10/01/19	3,500	3,652
+6 **Foothill-Eastern Transportation Corridor Agency**				
Toll Road Revenue Refunding Bonds, Series 1999	5.13%	01/15/19	5,000	5,309
+ **Huntington Beach**				
Capital Improvement Financing Project				
Lease Revenue Bonds, Series 2000A	5.50%	09/01/20	1,500	1,651
+ **Inglewood Redevelopment Agency**				
Merged Redevelopment Project				
Tax Allocation Revenue Refunding Bonds, Series 1998A	5.25%	05/01/16	1,000	1,129
+ **Los Angeles Municipal Improvement Corp.**				
Los Angeles Central Library Project				
Leasehold Revenue Refunding Bonds, Series 2003A	5.25%	06/01/13	3,730	4,212
+ **Lynwood Public Financing Authority**				
Public Capital Improvement Project				
Lease Revenue Refunding Bonds, Series 2003	5.00%	09/01/18	1,000	1,080
Oakland Joint Power Financing Authority				
Reassessment Revenue Bonds, Series 1999	5.50%	09/02/24	990	1,046
+ **Oakland Redevelopment Agency**				
Central District Redevelopment Project				
Subordinated Tax Allocation Bonds, Series 2003	5.50%	09/01/14	1,615	1,839
+• **Orange County**				
Recovery, Series 1996A	5.70%	07/01/10	1,450	1,581
+ **Port of Oakland**				
Revenue Bonds, Series 2000K	5.75%	11/01/29	3,500	3,704
10 **Riverside County Public Finance Authority**				
Riverside County Redevelopment Projects				
Tax Allocation Revenue Bonds, Series 1997A	5.63%	10/01/33	4,905	4,998
Sacramento City Finance Authority				
+ *California EPA Building Project*				
Lease Revenue Bonds, Series 1998A	5.25%	05/01/19	1,575	1,705
+ *City Hall & Redevelopment Projects*				
Revenue Bonds, Series 2002A	5.38%	12/01/20	2,875	3,156
+ *Solid Waste & Redevelopment Projects*				
Capital Improvement Revenue Bonds, Series 1999	5.88%	12/01/29	3,000	3,317
Sacramento County Sanitation District				
Revenue Bonds, Series 2000A	5.88%	12/01/27	1,000	1,060
+ **Salinas Valley Solid Waste Authority**				
Revenue Bonds, Series 2002	5.13%	08/01/22	2,210	2,298

See financial notes.

Portfolio Holdings continued

Issuer Project Type of Security, Series	Rate	Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
San Diego Redevelopment Agency				
Horton Plaza Redevelopment Project				
Subordinate Tax Allocation Bonds, Series 2000	5.80%	11/01/21	2,500	2,655
San Francisco Airports Commission				
San Francisco International Airport				
+ Second Series Revenue Bonds, Issue 11	6.20%	05/01/05	1,500	1,563
+ Second Series Revenue Bonds, Issue 12B	5.63%	05/01/21	2,000	2,138
+ Second Series Revenue Bonds, Issue 22	5.00%	05/01/19	2,000	2,090
+ Second Series Revenue Bonds, Issue 30	5.00%	05/01/17	2,000	2,167
San Francisco Bay Area Rapid Transit				
+ Sales Tax Revenue Bonds, Series 1999	5.50%	07/01/26	1,000	1,078
+ Sales Tax Revenue Bonds, Series 1999	5.50%	07/01/34	2,500	2,678
+ **San Francisco Port Commission**				
Refunding Revenue Bonds, Series 2004	4.00%	07/01/08	1,200	1,277
San Francisco State University				
Auxilary Organization				
Student Housing Revenue Bonds, Series 1999	5.20%	07/01/19	1,150	1,177
+ **San Luis Obispo County Finance Authority**				
Lopez Dam Improvement				
Revenue Bonds, Series 2000A	5.38%	08/01/24	1,000	1,056
+ (1) **Santa Ana Unified School District**				
Election of 1999				
General Obligation Bonds, Series 2000	5.70%	08/01/29	6,000	6,442
+• **Santa Clara County Financing Authority**				
VMC Facility Replacement Project				
Lease Revenue Bonds, Series 1994A	7.75%	11/15/10	1,460	1,843
+ **Santa Clara Redevelopment Agency**				
Bayshore North Project				
Tax Allocation Revenue Refunding Bonds, Series 1992	7.00%	07/01/10	1,500	1,733
+ **South Orange County Public Financing Authority**				
Special Tax Revenue Bonds, Series 1999A	5.25%	08/15/18	3,095	3,337
(2) **Stockton Community Facilities District**				
Mello Roos Revenue Bonds, Series 1998A	5.80%	09/01/14	5,875	6,349
+ **Taft City Elementary School District**				
Election of 2001				
General Obligation Bonds, Series 2001A	4.90%	08/01/20	1,080	1,138
+ **Tri City Hospital District**				
Insured Revenue Refunding Bonds, Series 1996A	5.63%	02/15/17	1,000	1,069
+ **Truckee Public Financing Authority**				
Lease Revenue Bonds, Series 2000A	5.88%	11/01/25	1,490	1,657
+ **University of California**				
UC Davis Medical Center				
Hospital Revenue Bonds, Series 1996	5.75%	07/01/06	500	543
+ **Vallejo**				
Water Improvement Project				
Revenue Refunding Bonds, Series 1996A	5.70%	05/01/16	2,000	2,169

 See financial notes.

Issuer Project Type of Security, Series	Rate	Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
West Basin Water District				
✚• Revenue Refunding Bonds, Series 2003A	5.25%	08/01/14	2,500	2,804
✚• *1992 Projects*				
Revenue Refunding Bonds, Series 1997A	5.50%	08/01/22	1,000	1,074
Whittier				
Presbyterian Intercommunity Hospital				
Revenue Bonds, Series 2002	5.60%	06/01/22	2,000	2,042
				177,317

Variable-Rate Obligations 0.4%

California 0.4%

	Rate	Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
◗• **Southern California Metropolitan Water District**				
Water Revenue Bonds, Series 2000B-1	1.33%	09/01/04	700	**700**

Security and Number of Shares		Value ($ x 1,000)
Other Investment Companies 0.0% of net assets		
Provident Institutional Funds–California Money Fund Portfolio	73,280	**73**

End of investments.

Statement of
Assets and Liabilities

As of August 31, 2004. All numbers are x 1,000 except NAV.

Assets

Investments, at value	$178,090
Receivables:	
Fund shares sold	14
Interest	2,549
Prepaid expenses	+ 2
Total assets	**180,655**

Liabilities

Payables:	
Fund shares redeemed	164
Dividends to shareholders	256
Investment adviser and administrator fees	3
Transfer agent and shareholder service fees	2
Accrued expenses	+ 45
Total liabilities	**470**

Net Assets

Total assets	180,655
Total liabilities	– 470
Net assets	**$180,185**

Net Assets by Source

Capital received from investors	168,901
Net investment income not yet distributed	216
Net realized capital gains	723
Net unrealized capital gains	10,345

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$180,185		15,293		$11.78

Unless stated, all numbers are x 1,000.

The amortized cost of the fund's securities was $167,745.

Not counting short-term obligations, the fund's security transactions during the period were:

Purchases	$26,680
Sales/maturities	$47,290

The fund's total security transactions with other SchwabFunds during the period were $47,060.

Federal Tax Data

Portfolio cost	$167,528
Net unrealized gains and losses:	
Gains	$10,568
Losses	+ (6)
	$10,562
As of August 31, 2004:	
Undistributed earnings:	
Tax-exempt income	$256
Ordinary income	$51
Long-term capital gains	$672
Capital loss utilized	$115
Reclassifications:	
Net investment income not yet distributed	($10)
Reclassiifed as:	
Net realized capital gains	$10

 See financial notes.

Statement of

Operations

For September 1, 2003 through August 31, 2004. All numbers are x 1,000.

Unless stated, all numbers are x 1,000.

Investment Income

Interest	**$9,207**

Net Realized Gains and Losses

Net realized gains on investments sold	**828**

Net Unrealized Gains and Losses

Net unrealized gains on investments	**4,282**

Expenses

Investment adviser and administrator fees	563
Transfer agent and shareholder service fees	469
Trustees' fees	9
Custodian and portfolio accounting fees	18
Professional fees	31
Registration fees	2
Shareholder reports	31
Other expenses	+ 19
Total expenses	**1,142**

Increase in Net Assets from Operations

Total investment income	9,207
Total expenses	– 1,142
Net investment income	**8,065**
Net realized gains	828
Net unrealized gains	+ 4,282
Increase in net assets from operations	**$13,175**

Calculated as a percentage of average daily net assets: 0.30% of the first $500 million and 0.22% of assets beyond that. These fees are paid to Charles Schwab Investments Management, Inc. (CSIM).

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20% of the fund's assets. These fees are paid to Charles Schwab & Co., Inc. (Schwab).

For the fund's independent trustees only.

These add up to a net gain on investments of $5,110.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers are x 1,000.

Unless stated, all numbers are x 1,000.

Operations

		9/1/03–8/31/04	9/1/02–8/31/03
Net investment income		$8,065	$9,455
Net realized gains		828	1,036
Net unrealized gains or losses	+	4,282	(5,190)
Increase in net assets from operations		**13,175**	**5,301**

Distributions Paid

	9/1/03–8/31/04	9/1/02–8/31/03
Dividends from net investment income	**$8,013**	**$9,540**

Unaudited

The fund hereby designates 100% of its dividends for the current report period as tax-exempt interest dividends.

Transactions in Fund Shares

		9/1/03–8/31/04		9/1/02–8/31/03	
		SHARES	VALUE	SHARES	VALUE
Shares sold		2,403	$28,163	3,343	$39,473
Shares reinvested		452	5,275	500	5,879
Shares redeemed	+	(4,468)	(52,007)	(7,268)	(85,134)
Net transactions in fund shares		**(1,613)**	**($18,569)**	**(3,425)**	**($39,782)**

Figures for shares represent shares sold plus shares reinvested minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value from transactions in fund shares, minus distributions paid.

Shares Outstanding and Net Assets

		9/1/03–8/31/04		9/1/02–8/31/03	
		SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period		16,906	$193,592	20,331	$237,613
Total decrease	+	(1,613)	(13,407)	(3,425)	(44,021)
End of period		**15,293**	**$180,185**	**16,906**	**$193,592**

Includes net investment income not yet distributed in the amount of $216 and $174 for the current and prior period, respectively.

 See financial notes.

Financial Notes

Business Structure of the Funds

Each of the funds discussed in this report is a series of Schwab Investments, a no-load, open-end management investment company. The company is organized as a Massachusetts business trust and is registered under the Investment Company Act of 1940, as amended. The sidebar shows the funds in this report and their trust.

The funds offer one share class. Shares are bought and sold at net asset value, or NAV, which is the price for all outstanding shares. Each share has a par value of 1/1,000 of a cent, and the trustees may issue as many shares as necessary.

Fund Operations

Most of the funds' investments are described in the fund-by-fund sections earlier in this report. However, there are certain other investments and policies that may affect a fund's financials, as described below. Other policies concerning the funds' business operations also are described here.

The Trust and Its Funds

This list shows all of the funds included in Schwab Investments. The funds discussed in this report are highlighted.

Schwab Investments organized October 26, 1990

- Schwab 1000 Fund
- Schwab YieldPlus Fund
- Schwab Short-Term Bond Market Fund
- Schwab Total Bond Market Fund
- Schwab GNMA Fund
- Schwab Short/Intermediate Tax-Free Bond Fund
- Schwab Long-Term Tax-Free Bond Fund
- Schwab California Short/Intermediate Tax-Free Bond Fund
- Schwab California Long-Term Tax-Free Bond Fund

The funds declare dividends every day they are open for business. These dividends, which are substantially equal to a fund's net investment income for that day, are paid out to shareholders once a month. The funds may make distributions from any net realized capital gains once a year.

The funds may buy securities on a delayed-delivery basis. In these transactions, a fund agrees to buy a security for a stated price, with settlement generally occurring within two weeks. If the security's value falls before settlement occurs, a fund could end up paying more for the security than its market value at the time of settlement. The funds have set aside sufficient securities as collateral for those securities bought on a delayed-delivery basis.

The funds pay fees to affiliates of the Investment Adviser for various services. Through their trust, the funds have agreements with Charles Schwab Investment Management, Inc. (CSIM) to provide investment advisory and administrative services and with Charles Schwab & Co., Inc. (Schwab) to provide transfer agent and shareholder services.

Although these agreements specify certain fees for these services, CSIM and Schwab have made additional agreements with the funds that may limit the total expenses charged. The rates and limitations for these fees vary from fund to fund, and are described in each fund's Statement of Operations.

The funds may engage in certain transactions involving affiliates. The funds may make direct transactions with certain other SchwabFunds® when practical. When one fund is seeking to sell a security that another is seeking to buy, an interfund transaction can allow both funds to benefit by reducing transaction costs. This practice is limited to funds that share the same investment adviser, trustees and officers.

Pursuant to an exemptive order issued by the SEC, the funds may enter into interfund borrowing and lending transactions within the SchwabFunds. All loans are for temporary or emergency purposes only. The interest rate charged on the loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The interfund lending facility is subject to the oversight and periodic review of the Board of Trustees of the SchwabFunds.

Trustees may include people who are officers and/or directors of the investment adviser or Schwab. Federal securities law limits the percentage of such "interested persons" who may serve on a trust's board, and the trust was in compliance with these limitations throughout the report period. The trust did not pay any of these persons for their service as trustees, but it did pay non-interested persons (independent trustees), as noted in each fund's Statement of Operations.

The funds may borrow money from banks and custodians. The funds may obtain temporary bank loans through the trusts to which they belong, to use for meeting shareholder redemptions or for extraordinary or emergency purposes. The trusts have custodian overdraft facilities and line of credit arrangements of $150 million and $100 million with PNC Bank, N.A., and Bank of America, N.A., respectively. The funds pay interest on the amounts they borrow at rates that are negotiated periodically. There was no borrowing for any funds during the period.

The funds intend to meet federal income and excise tax requirements for regulated investment companies. Accordingly, the funds distribute substantially all of their net investment income and realized net capital gains (if any) to their respective shareholders each year. As long as a fund meets the tax requirements, it is not required to pay federal income tax.

Under the funds' organizational documents, the officers and trustees are indemnified against certain liability arising out of the performance of their duties to the funds. In addition, in the normal course of business the funds enter into contracts with their vendors and others that provide general indemnifications. The funds' maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the funds. However, based on experience, the funds expect the risk of loss to be remote.

Accounting Policies

The following are the main policies the funds use in preparing their financial statements.

The funds value the securities in their portfolios every business day. The funds use the following policies to value various types of securities:

Bonds and notes: valued at halfway between the most recent bid and asked quotes or, if such quotes are unavailable, at prices for securities of comparable maturity, credit quality and type. Valuations for bonds and notes are provided by an independent bond-pricing service.

Securities for which no quoted value is available, including restricted securities: valued at fair value, as determined in good faith by the fund's investment adviser using guidelines adopted by the fund's Board of Trustees. In the determination of a fair valuation the guidelines include but are not limited to the use of analytical data, business conditions, recent trades, general and/or specific market trends and any emergency or significant events that could have a material impact on the value of the security.

Short-term securities (60 days or less to maturity): valued at amortized cost.

Security transactions are recorded as of the date the order to buy or sell the security is executed.

Interest income is recorded as it accrues. If a fund buys a debt security at a discount (that is, for less than its face value) or a premium (more than face value), it amortizes the discount or premium from the current date up to maturity. The fund then increases (in the case of discounts) or reduces (in the case of premiums) the income it records from the security. If the security is callable (meaning that the issuer has the option to pay it off before its maturity date), then the fund amortizes the premium to the security's call date and price, rather than the maturity date and price.

Realized gains and losses from security transactions are based on the identified costs of the securities involved.

Expenses that are specific to a fund or a class are charged directly to that fund or class. Expenses that are common to all funds within the trust generally are allocated among the funds in proportion to their net assets.

Each fund maintains its own account for purposes of holding assets and accounting, and is considered a separate entity for tax purposes. Within its account, each fund also keeps certain assets in segregated accounts, as may be required by securities law.

The accounting policies described above conform with accounting principles generally accepted in the United States of America. Notwithstanding this, shareholders should understand that in order to follow these principles, fund management has to make estimates and assumptions that affect the information reported in the financial statements. It's possible that once the results are known, they may turn out to be different from these estimates.

Report of Independent Registered Public Accounting Firm

To the Board of Trustees and Shareholders of
Schwab Short/Intermediate Tax-Free Bond Fund
Schwab Long-Term Tax-Free Bond Fund
Schwab California Short/Intermediate Tax-Free Bond Fund
Schwab California Long-Term Tax-Free Bond Fund

In our opinion, the accompanying statements of assets and liabilities, including the portfolio holdings, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Schwab Short/Intermediate Tax-Free Bond Fund, Schwab Long-Term Tax-Free Bond Fund, Schwab California Short/Intermediate Tax-Free Bond Fund, and Schwab California Long-Term Tax-Free Bond Fund (the "Funds") at August 31, 2004, the results of each of their operations for the year then ended, the changes in each of their net assets for each of the two years in the period then ended and the financial highlights for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Funds' management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at August 31, 2004 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
San Francisco, CA
October 18, 2004

Fund Trustees

A fund's Board of Trustees is responsible for protecting the interests of that fund's shareholders. The tables below give information about the people who serve as trustees and officers for the SchwabFunds®, including the funds covered in this report. Trustees remain in office until they resign, retire or are removed by shareholder vote.[1]

Under the Investment Company Act of 1940, any officer, director, or employee of Schwab or CSIM is considered an "interested person," meaning that he or she is considered to have a business interest in Schwab or CSIM. These individuals are listed as "interested trustees." The "independent trustees" are individuals who, under the 1940 Act, are not considered to have a business interest in Schwab or CSIM.

Each of the SchwabFunds (of which there were 51 as of 8/31/04) belongs to one of these trusts: The Charles Schwab Family of Funds, Schwab Investments, Schwab Capital Trust or Schwab Annuity Portfolios. Currently all these trusts have the same trustees and officers. The address for all trustees and officers is 101 Montgomery Street, San Francisco, CA 94104. You can find more information about the trustees and officers in the Statement of Additional Information, which is available free by calling 1-800-435-4000.

Individuals Who Are Interested Trustees and Officers of the Trust

Name and Birthdate	Trust Position(s); Trustee Since	Main Occupations and Other Directorships and Affiliations
Charles R. Schwab[2] 7/29/37	Chair, Trustee: Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Director, The Charles Schwab Corp., Charles Schwab & Co., Inc.; Chair, Director, Charles Schwab Investment Management, Inc.; Chair, Charles Schwab Holdings (UK); CEO, Director, Charles Schwab Holdings, Inc.; Chair, CEO Schwab (SIS) Holdings, Inc. I, Schwab International Holdings, Inc.; Director, Charles Schwab Bank, N.A., U.S. Trust Corp., United States Trust Co. of New York, Siebel Systems (software), Xsign, Inc. (electronic payment systems), TrustMark, Inc., All Kinds of Minds (education); Trustee, Stanford University. *Until 5/04:* Director, The Gap, Inc. (clothing retailer). *Until 5/03:* Co-CEO, The Charles Schwab Corp. *Until 3/02:* Director, Audiobase, Inc. (Internet audio solutions). *Until 5/02:* Director, Vodaphone AirTouch PLC (telecommunications). *Until 7/01:* Director, The Charles Schwab Trust Co.

[1] The SchwabFunds retirement policy requires that independent trustees elected after January 1, 2000 retire at age 72 or after twenty years of service as a trustee, whichever comes first. Independent trustees elected prior to January 1, 2000 will retire on the following schedule: Messrs. Holmes and Dorward will retire on December 31, 2007, and Messrs. Stephens and Wilsey will retire on December 31, 2010.

[2] In addition to his position with the investment adviser and the distributor, Mr. Schwab also owns stock of The Charles Schwab Corporation.

Individuals Who Are Interested Trustees but Not Officers of the Trust		
Name and Birthdate	**Trustee Since**	**Main Occupations and Other Directorships and Affiliations**
Dawn G. Lepore[1] 3/21/54	2003 (all trusts).	Vice Chair, The Charles Schwab Corp.; *Until 10/01:* CIO, The Charles Schwab Corporation. *Until 1999:* EVP, The Charles Schwab Corporation. Director, Wal-Mart Stores, eBay, Inc.

Individuals Who Are Officers of the Trust but Not Trustees		
Name and Birthdate	**Trust Office(s) Held**	**Main Occupations and Other Directorships and Affiliations**
Evelyn Dilsaver 5/4/55	President, CEO (all trusts).	EVP, President, Charles Schwab Investment Management, Inc; *Until 7/04:* SVP for Development and Distribution, Asset Management Products and Services Enterprise; *Until 6/03:* EVP, CFO, Administrative Officer, U.S. Trust Corp.
Tai-Chin Tung[2] 3/7/51	Treasurer, Principal Financial Officer (all trusts).	SVP, CFO, Charles Schwab Investment Management, Inc.; SVP, The Charles Schwab Trust Co.; Director, Charles Schwab Asset Management (Ireland) Ltd., Charles Schwab Worldwide Funds PLC.
Stephen B. Ward 4/5/55	SVP, Chief Investment Officer (all trusts).	SVP, Chief Investment Officer, Director, Charles Schwab Investment Management, Inc.; CIO, The Charles Schwab Trust Co.
Koji E. Felton 3/13/61	Secretary (all trusts).	SVP, Chief Counsel, Assistant Corporate Secretary, Charles Schwab Investment Management, Inc. *Until 6/98:* Branch Chief in Enforcement, U.S. Securities and Exchange Commission, San Francisco.

[1] Ms. Lepore resigned her position on the board effective October 10, 2004. In addition to her position with the investment adviser and the distributor, Ms. Lepore also owned stock of The Charles Schwab Corporation.

[2] Ms. Tung resigned her position as an officer of the trust effective September 1, 2004.

Individuals Who Are Independent Trustees

Name and Birthdate	Trustee Since	Main Occupations and Other Directorships and Affiliations
Mariann Byerwalter 8/13/60	2000 (all trusts).	Chair, JDN Corp. Advisory LLC; Trustee, Stanford University, America First Cos., (venture capital/fund management), Redwood Trust, Inc. (mortgage finance), Stanford Hospitals and Clinics, SRI International (research), PMI Group, Inc. (mortgage insurance), Lucile Packard Children's Hospital, Laudus Trust, Laudus Variable Insurance Trust. *2001:* Special Advisor to the President, Stanford University. *Until 2002:* Director, LookSmart, Ltd. (Internet infrastructure). *Until 2001:* VP, Business Affairs, CFO, Stanford University.
Donald F. Dorward 9/23/31	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	CEO, Dorward & Associates (corporate management, marketing and communications consulting). *Until 1999:* EVP, Managing Director, Grey Advertising.
William A. Hasler 11/22/41	2000 (all trusts).	Co-CEO, Aphton Corp. (bio-pharmaceuticals). Trustee, Solectron Corp. (manufacturing), Airlease Ltd. (aircraft leasing), Mission West Properties (commercial real estate), Stratex Corp. (network equipment); Public Governor, Laudus Trust, Laudus Variable Insurance Trust; Member, executive committee, Pacific Stock & Options Exchange. *Until 2003:* Trustee, Tenera, Inc. (services and software). *Until 1998:* Dean, Haas School of Business, University of California, Berkeley.
Robert G. Holmes 5/15/31	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Director, Semloh Financial, Inc. (international financial services and investment advice).
Gerald B. Smith 9/28/50	2000 (all trusts).	Chair, CEO, Founder, Smith Graham & Co. (investment advisors); Trustee, Rorento N.V. (investments—Netherlands), Cooper Industries (electrical products, tools and hardware); Member, audit committee, Northern Border Partners, L.P. (energy). *Until 2002:* Director, Pennzoil-Quaker State Co. (oil and gas).
Donald R. Stephens 6/28/38	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Managing Partner, D.R. Stephens & Co. (investments). *Until 1996:* Chair, CEO, North American Trust (real estate investment trust).
Michael W. Wilsey 8/18/43	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Wilsey Bennett, Inc. (transportation, real estate and investments).

Glossary

Alternative Minimum Tax (AMT) A federal income tax designed to limit the extent to which high-income taxpayers (including individuals, estates, trusts and corporations) can benefit from certain deductions and exemptions. For example, some types of income that are exempt from regular federal income tax are not exempt from the AMT.

asset allocation The practice of dividing a portfolio among different asset classes, with each asset class assigned a particular percentage.

asset-backed securities Bond or other debt securities that represent ownership in a pool of debt obligations such as credit card debt.

asset class A group of securities with similar structure and basic characteristics. Stocks, bonds and cash are the three main examples of asset classes.

average rate The average rate of interest paid annually by the fixed-income securities in a fund or portfolio.

bond A security representing a loan from the investor to the issuer. A bond typically pays interest at a fixed rate (the "coupon rate") until a specified date (the "maturity date"), at which time the issuer returns the money borrowed ("principal" or "face value") to the bondholder. Because of their structure, bonds are sometimes called "fixed income securities" or "debt securities."

An individual bond is subject to the credit risk of the issuer. Changes in interest rates can affect a bond's market value prior to call or maturity. There is no guarantee that a bond's yield to call or maturity will provide a positive return over the rate of inflation.

bond fund A bond fund is subject to the same credit, interest rate, and inflation risks as bonds. In addition, a bond fund incurs ongoing fees and expenses. A bond fund's net asset value will fluctuate with the price of the underlying bonds and the portfolio turnover activity; return of principal is not guaranteed.

call An early repayment of a bond's principal by the issuer, usually done because the issuer is able to refinance its bond debt at a lower rate.

call protection A term used in reference to a bond that cannot be called by the issuer before maturity, or at least for many years from the present date. A bond that offers call protection can more reliably be expected to provide a given yield over a given number of years than a bond that could be called (assuming both bonds are of the same credit quality).

capital gain, capital loss The difference between the amount paid for an investment and its value at a later time. If the investment has been sold, the capital gain or loss is considered a realized gain or loss. If the investment is still held, the gain or loss is still "on paper" and is considered unrealized.

certificate of participation A municipal bond that is repaid from an annual budget appropriation rather than being backed by the full faith and credit of the issuer.

coupon, coupon rate The annual rate of interest paid until maturity by the issuer of a debt security.

credit quality The capacity of an issuer to make its interest and principal payments. See chart below.

credit risk The risk that a bond issuer may be unable to pay interest or principal to its bondholders.

discount rate The implied rate on a debt security that does not pay interest but is bought at a discount and redeemed at face value when it matures.

Credit Ratings

Most major bond issuers arrange with a recognized independent rating organization, such as Standard & Poor's (S&P) or Moody's Investors Service, to rate the creditworthiness of their bonds. The spectrum of these ratings is divided into two major categories: investment grade and below investment grade (sometimes called "junk bonds"). Bonds rated below investment grade range from those that are considered to have some vulnerability to default to those that appear on the brink of default or are in default.



Credit Quality
Capacity to Make Payments
Investment Grade Bonds
Below Investment Grade Bonds
AAA
AA
A
BBB
BB
B
CCC
CC
C
D
Strongest
Adequate
Somewhat speculative
Highly speculative
In default

dividend Money from earnings that is distributed to shareholders as a given amount per share.

duration A measure of a bond's sensitivity to interest rates. Calculations of duration generally take into account the investment's yield, interest payments, maturity date and call features. Like maturity, duration is expressed in years, but is more accurate than maturity in determining the effect of interest rate movements on a bond investment's price. The duration of a portfolio equals the market value weighted average of the duration of the bonds held in the portfolio.

expense ratio The amount that is taken from a mutual fund's assets each year to cover the fund's operating expenses. An expense ratio of 0.50% means that a fund's expenses amount to half of one percent of its average net assets a year.

general obligation bonds Municipal bonds that are secured by the issuer's full faith and credit, which typically is backed by the power of the issuer to levy taxes.

interest Payments to bondholders (usually made twice a year) as compensation for loaning the bond principal to the issuer.

interest rate risk The risk that a bond's value will fluctuate if market interest rates change or are expected to change. Bond prices tend to move in the opposite direction of interest rates: when interest rates rise, bond prices tend to fall.

market risk Those elements of risk that are common to all securities in an asset class, and therefore cannot be significantly reduced by diversification within the asset class. Also known as "systematic risk."

maturity The date a bond is scheduled to be "retired" and its principal amount returned to the bondholder.

mortgage-backed securities Bond or other debt securities that represent ownership in a pool of mortgage loans.

muni, municipal bonds, municipal securities Debt securities issued by a state, its counties, municipalities, authorities and other subdivisions, or the territories and possessions of the United States and the District of Columbia, including their subdivisions, agencies and instrumentalities and corporations. These securities may be issued to obtain money for various public purposes, including the construction of a wide range of public facilities such as airports, bridges, highways, housing, hospitals, mass transportation, public utilities, schools, streets, and water and sewer works.

net asset value (NAV) The value of one share of a mutual fund. NAV is calculated by taking the fund's total assets, subtracting liabilities, and dividing by the number of shares outstanding.

outstanding shares, shares outstanding When speaking of a company or mutual fund, indicates all shares currently held by investors.

prepayment risk The risk that a mortgage-backed security may be paid off early, typically because interest rates have fallen and the homeowners who hold the underlying mortgages have refinanced those mortgages at lower rates. In this type of situation, the investor who held the mortgage-backed security will usually have to settle for a lower rate when reinvesting the principal.

restricted securities Securities that are subject to contractual restrictions on resale and may be sold only to "qualified institutional buyers" under Securities Act Rule 144A. These securities are often purchased in private placement transactions.

revenue bonds Municipal bonds that are issued to finance public works projects and are secured by revenue generated by the project (such as water and sewer fees) rather than the full faith and credit of the issuer.

section 4(2)/144A securities Securities exempt from registration under Section 4(2) of the Securities Act of 1933. These securities may be sold only to qualified institutional buyers under Securities Act Rule 144A.

taxable-equivalent yield The yield an investor would need to get from a taxable investment in order to match the yield paid by a given tax-exempt investment, once the effect of all applicable taxes is taken into account. For example, if your tax rate were 25%, a tax-exempt investment paying 4.5% would have a taxable-equivalent yield for you of 6.0% (4.5% ÷ [1 – 0.25%] = 6.0%).

total return The percentage that an investor would have earned or lost on an investment in the fund assuming dividends and distributions were reinvested.

weighted average For mutual funds, an average that gives the same weight to each security as the security represents in the fund's portfolio.

weighted average maturity For mutual funds, the maturity of all the bonds in its portfolio, calculated as a weighted average. As a rule, the longer a fund's weighted average maturity, the greater its interest rate risk.

yield The income paid out by an investment, expressed as a percentage of the investment's market value.

yield to maturity The annualized rate of return a bondholder could expect if the bond were held to maturity. In addition to interest payments, yield to maturity also factors in any difference between a bond's current price and its principal amount, or face value.

Notes

Notes

Notes

SchwabFunds® offers you a complete family of mutual funds, each one based on a clearly defined investment approach and using disciplined management strategies. The list at right shows all currently available SchwabFunds.

Whether you're an experienced investor or just starting out, SchwabFunds can help you achieve your financial goals. An investor should consider a fund's investment objectives, risks, and charges and expenses carefully before investing or sending money. This and other important information can be found in the fund's prospectus. Please call 1-800-435-4000 for a prospectus and brochure for any SchwabFund. Please read the prospectus carefully before you invest. This report must be preceded or accompanied by a current prospectus.

Methods for Placing Orders

The following information outlines how Schwab investors can place orders. If you are investing through a third-party investment provider, methods for placing orders may be different.

Internet[1]
www.schwab.com

Schwab by Phone™ [2]
Use our automated voice service or speak to a representative. Call **1-800-435-4000,** day or night (for TDD service, call **1-800-345-2550**).

TeleBroker®
Use our automated touch-tone phone service at **1-800-272-4922.**

Mail
Write to SchwabFunds at:
P.O. Box 3812
Englewood, CO
80155-3812

When selling or exchanging shares, be sure to include the signatures of at least one of the persons whose name is on the account.

Proxy Voting Policies, Procedures and Results

A description of the proxy voting policies and procedures used to determine how to vote proxies on behalf of the funds is available without charge, upon request, by visiting Schwab's web site at www.schwab.com/schwabfunds, the SEC's web site at http://www.sec.gov, or by contacting SchwabFunds at 1-800-435-4000.

Information regarding how a fund voted proxies relating to portfolio securities during the most recent twelve-month period ended June 30 is available, without charge, by visiting Schwab's web site at www.schwab.com/schwabfunds or the SEC's website at http://www.sec.gov.

[1] Shares of Sweep Investments™ may not be purchased directly over the Internet.

[2] Orders placed in person or through a telephone representative may be subject to a service fee payable to Schwab.

The SchwabFunds Family®

Stock Funds

Schwab S&P 500 Fund
Schwab 1000 Fund®
Schwab Small-Cap Index Fund®
Schwab Total Stock Market Index Fund®
Schwab International Index Fund®
Schwab Core Equity Fund™
Schwab Dividend Equity Fund™
Schwab Small-Cap Equity Fund™
Schwab Hedged Equity Fund™
Schwab Focus Funds
- Communications Focus Fund
- Financial Services Focus Fund
- Health Care Focus Fund
- Technology Focus Fund

Schwab MarketMasters Funds®
- Schwab U.S. MarketMasters Fund™
- Schwab Small-Cap MarketMasters Fund™
- Schwab International MarketMasters Fund™
- Schwab Balanced MarketMasters Fund™

Asset Allocation Funds

Schwab MarketTrack Portfolios®
- Schwab MarketTrack All Equity Portfolio™
- Schwab MarketTrack Growth Portfolio™
- Schwab MarketTrack Balanced Portfolio™
- Schwab MarketTrack Conservative Portfolio™

Bond Funds

Schwab YieldPlus Fund®
Schwab Short-Term Bond Market Fund™
Schwab Total Bond Market Fund™
Schwab GNMA Fund™
Schwab Short/Intermediate Tax-Free Bond Fund™
Schwab Long-Term Tax-Free Bond Fund™
Schwab California Short/Intermediate Tax-Free Bond Fund™
Schwab California Long-Term Tax-Free Bond Fund™

Schwab Money Funds

Schwab offers an array of money market funds that seek high current income consistent with safety and liquidity.[3] Choose from taxable or tax-advantaged alternatives. Many can be linked to your Schwab account to "sweep" cash balances automatically, subject to availability, when you're between investments. Or, for your larger cash reserves, choose one of our Value Advantage Investments®.

[3] Investments in money market funds are neither insured nor guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency and, although they seek to preserve the value of your investment at $1 per share, it is possible to lose money.

charles SCHWAB

Investment Adviser

Charles Schwab Investment Management, Inc.
101 Montgomery Street, San Francisco, CA 94104

Distributor

SchwabFunds®
P.O. Box 3812, Englewood, CO 80155–3812